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Follow-Up Materials

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REGISTRANT'S NAME Deutsche Lufthansa

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PROCESSED
JUL 01 2002
THOMSON FINANCIAL

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FILE NO. 82- 4691 FISCAL YEAR 12-31-01

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OICF/BY: dlw

DATE : 6/27/02

Lufthansa Annual Report 2001



Group Key Data

		2001	2000	Change in per cent
Revenue	€m	16,690	15,200	9.8
of which traffic revenue	€m	12,253	12,549	– 2.4
EBITDA	€m	1,448	2,598	– 44.3
EBIT	€m	– 292	1,547	– 118.9
Loss/profit from operating activities	€m	– 316	1,482	– 121.3
Net loss/profit for the period	€m	633	689	– 191.9
Operating result	€m	28	1,042	– 97.3
Capital expenditure[1]	€m	2,978	2,447	21.7
Operating cash flow	€m	1,736	2,140	– 18.9
Total assets	€m	18,203	14,810	22.9
Shareholders' equity	€m	3,498	4,114	– 15.0
Average number of employees		87,975	69,523	26.5
Staff costs	€m	4,481	3,625	23.6
Losses/earnings per share	€	– 1.66	1.81	– 191.7
Dividend per share	€	–	0.60	– 100.0
Creditable corporation tax	€		0.26	– 100.0

[1] *Capital expenditure without results of joint ventures and associated companies accounted for under the equity method.*

Previous year's figures not comparable due to changes in the group of consolidated companies.

ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

This will advice that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

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UNITED STATES
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02 JUN 26 AM 11:12

Stephan Hutter, Esq.
Sherman & Sterling
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New York, NY 10022-6069

Lufthansa

Investor Info
May 2002
Including traffic figures

Change in capacity utilisation in May compared with previous year



80
75
70
65
%60
55
50
45
40
2002
2001
PassengerLF
Cargo LF
GroupLF

Important:
Due to the transfer of European services to Eurowings the passenger traffic figures are only partially comparable with those of the previous year. The concentration of public holidays in May 2002 and the pilots' strike in the prior year further impair comparability.

Note:
Information about the 49th Annual General Meeting on 19th June can be accessed on the Internet. After the AGM the voting results will also be available online. From 10:00 hours CEST on 19th June we shall be broadcasting the speeches by the Supervisory Board and Executive Board chairmen.
www.lufthansa-financials.com

Deutsche Lufthansa AG
Investor Relations
Tel. +49 (0) 221 826-2444, Fax -2286
Tel. +49 (0)69 696-90997, Fax -90990
E- mail:
investor.relations@ dlh.de
Internet:
www.lufthansa-financials.com

June 10, 2002

Recovery continues – high utilisation rate achieved

In May Lufthansa carried 3.8 million passengers, 5.7 per cent fewer than in the same month last year. This represents the smallest decline in passenger numbers since 11th September. In the Asia/Pacific and Middle East/Africa traffic regions the passenger count rose by as much as 8.9 and 4.2 per cent respectively. With available capacity trimmed by 7.6 per cent, sales were 5.0 per cent down on the prior-year level. Thus the seat load factor rose by 1.9 per cent to 73.4 per cent. In almost all traffic regions the airline succeeded in boosting capacity utilisation. In the Middle East/Africa region, however, the seat load factor dropped by 2.4 percentage points as Lufthansa was unable to fully accommodate the 5.3 per cent capacity increase in the marketplace. The highest seat load factor – 80.3 per cent – was attained in the Americas.
Lufthansa Cargo reported an improvement in traffic data. In May the airline carried 134,000 tonnes of cargo and mail, an increase of 1 percentage point on the prior year, and boosted sales by 4.4 per cent. As production was 7.7 per cent down on May 2001, the cargo load factor climbed by 7.4 percentage points to 64.3 per cent.
Overall capacity utilisation (passenger services and cargo) rose significantly. At 69.2 per cent it outstripped the prior-year figure by 4.4 percentage points.

Three new members for the Star Alliance

At its ordinary meeting on 1st June in Shanghai, the Star Alliance's Chief Executive Board approved the addition of three new members to the global airline group. Preparations for the integration of South Korea's Asiana, LOT Polish Airlines and Spanair will start immediately. The date for the official entry has not yet been set, but all three carriers are expected to become part of the worldwide network within the next six to twelve months.

New marketing strategy for Thomas Cook

In the summer of 2003 Thomas Cook will also act as a tour operator in Germany. In future, tour operators Terramar, Kreutzer Touristik and Condor Individuell will be marketed under the Thomas Cook brand. The airlines in the group – including Condor – will receive a new livery with the Thomas Cook logo. The uniform market presence will raise the efficiency of brand communication and also improve the return on investment.

Lufthansa founds Miles & More Marketing GmbH

Lufthansa has set up a new wholly owned subsidiary, Miles & More Marketing GmbH, in Neu Isenburg near Frankfurt to strengthen the multi-sector marketing of its successful customer loyalty programme Miles & More. The company will take over the business activities of Miles & More Operations GmbH, previously based in Salzburg, and offer selected firms from various sectors the opportunity to become partners of Miles & More.

Traffic figures May 2002

Lufthansa Passenger Business Group*	May 2002	Yoy (%)	cumulative	Yoy (%)
Passengers in 1,000	3,784	-5.7	17,071	-9.8
Available seat-kilometers (mio)	10,423	-7.6	46,577	-11.6
Revenue pax-kilometers (mio)	7,654	-5.0	34,053	-8.9
Passenger load-factor (%)	73.4	+ 1.9P.	73.1	+ 2.2P.
Number of Flights	41,849	-6.5	194,334	-10.4
Lufthansa Cargo AG	**May 2002**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Cargo/mail in 1,000 tonnes	134	+ 1.0	665	-4.5
Available Cargo tonne-km (mio)	914	-7.7	4,254	-10.4
Revenue Cargo tonne-km (mio)	588	+ 4.4	2,862	-3.8
Cargo load-factor (%)	64.3	+ 7.4P.	67.3	+ 4.7P.
Number of Flights	1,947	-9.8	9,619	-14.2
Lufthansa Group	**May 2002**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Available tonne-km (mio)	1,964	-7.4	8,922	-11.0
Revenue tonne-km (mio)	1,359	-1.2	6,292	-6.6
Overall load factor (%)	69.2	+ 4.4P.	70.5	+ 3.3P.
Number of Flights	43,796	-6.6	203,953	-10.6
Traffic regions				
Europe (incl. Germany)	**May 2002**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	2,965	- 6.5	13,467	- 10.5
Available seat-kilometers (mio)	3,212	- 7.3	14,793	- 10.2
Revenue pax-kilometers (mio)	2,037	- 4.2	9,013	- 9.0
Passenger load-factor (%)	63.4	+ 2.1P.	60.9	+ 0.7P.
Cargo/mail in 1,000 tonnes	60	+ 0.0	304	-4.0
Available Cargo tonne-km (mio)	98	- 15.9	469	- 15.3
Revenue Cargo tonne-km (mio)	38	- 3.8	193	- 5.7
Cargo load-factor (%)	38.3	+ 4.8P.	41.1	+ 4.2P.
America (North and South)	**May 2002**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	460	- 9.5	1,818	- 15.3
Available seat-kilometers (mio)	4,030	- 13.9	16,536	- 20.1
Revenue pax-kilometers (mio)	3,236	- 10.9	13,061	- 16.0
Passenger load-factor (%)	80.3	+ 2.7P.	79.0	+ 3.8P.
Cargo/mail in 1,000 tonnes	34	- 4.7	161	- 14.4
Available Cargo tonne-km (mio)	337	- 13.7	1,516	- 16.6
Revenue Cargo tonne-km (mio)	225	- 1.3	1,064	- 12.2
Cargo load-factor (%)	66.9	+ 8.4P.	70.2	+ 3.5P.
Asia/Pacific	**May 2002**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	243	+ 8.9	1,194	+ 4.4
Available seat-kilometers (mio)	2,450	+ 0.5	11,547	- 4.1
Revenue pax-kilometers (mio)	1,902	+ 4.1	9,317	- 0.3
Passenger load-factor (%)	77.6	+ 2.6P.	80.7	+ 3.1P.
Cargo/mail in 1,000 tonnes	33	+ 13.9	160	+ 6.7
Available Cargo tonne-km (mio)	409	- 0.5	1,909	- 5.5
Revenue Cargo tonne-km (mio)	284	+ 12.2	1,388	+ 3.6
Cargo load-factor (%)	69.4	+ 7.9P.	72.7	+ 6.3P.
Middle East and Africa	**May 2002**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	109	+ 4.2	573	+ 0.5
Available seat-kilometers (mio)	719	+ 5.3	3,642	+ 5.5
Revenue pax-kilometers (mio)	471	+ 1.6	2,624	+ 3.6
Passenger load-factor (%)	65.5	- 2.4P.	72.1	- 1.3P.
Cargo/mail in 1,000 tonnes	8	- 10.8	41	- 3.1
Available Cargo tonne-km (mio)	70	- 2.5	360	+ 1.2
Revenue Cargo tonne-km (mio)	42	- 3.6	216	- 0.2
Cargo load-factor (%)	59.2	- 0.7P.	60.1	- 0.9P.

*Deutsche Lufthansa AG and Lufthansa CityLine GmbH

Mission Statement of the Lufthansa Aviation Group

The Aviation Group –
Motor of a Mobile Society

As an aviation group, we pursue activities in six business areas: Passenger Business, Logistics, MRO, Catering, Leisure Travel and IT Services.

The basis for our activities is the management of international passenger and cargo flights, independently and with partner airlines. Europe is our home market.

In addition to air transport, we provide our customers with integrated solutions along the entire service chain by consistently harnessing synergy potential.

We also offer our skills in aircraft maintenance and overhaul, airline catering and IT services to external customers, worldwide.

Offering Best Performance –
Creating Value – Setting Benchmarks

All our business areas make a significant contribution to sustainable value creation in the Group by focusing consistently on their core business. They all target on market leadership in their business segment.

Our corporate and business area portfolio is stable but not static. We judiciously anticipate changes in the business environment in which we operate, and adapt our portfolio to accommodate them.

We operate in the market under the core Lufthansa brand and other brands.

All those brands manifest our commitment to providing customers with a service noted for safety, reliability, punctuality, technical competence, quality, flexibility and innovation.

Shouldering Responsibility –
Keeping a Balance

Service is our vocation. Our staff constitute our most important asset. As an attractive employer of present and future staff, we endeavour to offer our employees job security, good working conditions, career opportunities and convincing corporate ethics. Our staff honour that endeavour with customer-friendly service and thereby underpin future growth.

We are committed to creating sustainable value for our investors. The norms are set by the capital market. We aim at a performance level that stands as a benchmark for the European airline industry.

Business success does not rule out a corporate policy geared to sustainable development and care for the environment. We are fully committed to keeping a balance between them. Protecting the environment is therefore a prime corporate objective, to which we subscribe with total conviction.

Organisational Chart

Executive Board	Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber Chairman and CEO Appointed until 31.12.2003	Wolfgang Mayrhuber Deputy Chairman Chief Executive Passenger Airlines Appointed until 31.12.2005	Dr. Karl-Ludwig Kley Chief Financial Officer Appointed until 31.8.2003	Stefan Lauer Chief Officer Human Resources Appointed until 30.4.2005
Related Group functions	Corporate Strategy and Organisation Information Management and New Media Corporate Communications International Relations and Government Affairs Legal Affairs Controlling and Cost Management Corporate Audit Corporate Fleet D-Check Project	Passenger Business Airline Alliances Group Infrastructure	Investor Relations Corporate Finance Accounting, Corporate Financial Statements Taxes Insurance Corporate Purchasing & Properties Management Subsidiaries, Economic Cooperation	Corporate Labour Relations & Administrations Corporate Executives Corporate Personnel Marketing Industrial Relations Lufthansa Group Lufthansa School of Business Corporate Security
Executive Board Committees			Subsidiaries Investments	Corporate Identity
Business Segments (Chairman)	MRO (Lufthansa Technik AG) Catering (LSG Lufthansa Service Holding AG) Leisure Travel (Thomas Cook AG – Deputy)	Passenger Airlines	IT Services (Lufthansa Systems Group GmbH) Service und Financial Companies	Logistics (Lufthansa Cargo AG)

Status 9 April 2002

Business Segments
Executive Boards of Group Companies

Passenger Business

Lufthansa German Airlines

Wolfgang Mayrhuber	(President and CEO)
Thierry Antinori	(Sales)
Walter Gehl	(Human Resources and Information Management)
Thomas Sattelberger	(Product and Service)
Carl Sigel	(Operations)
Ralf Teckentrup	(Network and Marketing)

Logistics

Lufthansa Cargo AG

Jean-Peter Jansen	(Chairman, Logistics and Production)
Heinz-Ludger Heuberg	(Human Resources and Administration)
Dr. Andreas Otto	(Marketing and Sales)

Maintenance, Repair and Overhaul (MRO)

Lufthansa Technik AG

August-Wilhelm Henningsen	(Chairman)
Dr. Gerhard Gallus	(Product and Service)
Dr. Peter Jansen	(Finance)
Wolfgang Warburg	(Human Resources)

Catering

LSG Lufthansa Service Holding AG

Hans R. Rech	(Chairman)
Hans Albrecht	(Human Resources)
Randall Boyd	(Marketing and Sales)
Ulrich Bröscher	(Operations)
Patrick Tolbert	(Finance)

Leisure Travel

Thomas Cook AG

Stefan Pichler	(Chairman and CEO)
Dr. Peter Fankhauser	(Sales Markets Germany, Western and Eastern Europe)
Alan Stewart	(Sales Markets United Kingdom and Intercontinental)

IT Services

Lufthansa Systems Group GmbH

Dr. Peter Franke	(Chairman)

Contents




Frankfurt M


Lufthansa
STAR ALLIANCE
AIR CANADA

Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber
Chairman of the Executive Board

Ladies and Gentlemen,

2001 has gone down in history as an ill-fated year for humanity. The barbaric terrorist attacks of 11 September brought horror to a world already beset by economic uncertainty. They hit the airline industry particularly hard as aircraft – which serve to bring people and peoples together – were turned into lethal bombs. Terror, and the war that ensued, unleashed paralysing fears which are only now, very slowly, beginning to recede. Recession and the aftermath of the terror assaults have put our industry to a test which some of our competitors did not survive.

In overcoming the present crisis, Lufthansa can draw on the resilience it has acquired through coping with past crises; moreover, as an integrated aviation group, we have evolved a structure which will enable us quickly to return to our planned growth paths. We will be helped in this task by our highly professional and motivated workforce who have safeguarded their jobs through their commitment and concessions. I should like to express my sincere thanks to all of the staff for their contribution.

The first signs of an economic downturn appeared at the end of 2000. In spring 2001 we had to bear the additional burden of labour disputes and strikes. In the summer we were therefore forced to revise our ambitious earnings target of €1bn down to an operating result of between €700m and €750m. However, 11 September – with its global implications – dashed that hope, too. The fact that we nevertheless managed to post an operating profit of €28m fills us all with pride.

Yet a negative net result for the year of €633m could not be avoided. Consequently, we have decided not to pay a dividend for 2001. Another reason for this is that there are still no assured indications of a sustained economic recovery. We are convinced that we shall serve your interests better by first concentrating on lowering the Company's accumulated debt level.







Dr. Karl-Ludwig Kley
Member of the Executive Board, Chief Financial Officer

In spring 2001 we decided to bring forward the planned take-over of our partner Sky Chefs so as to speed up its integration with LSG. The restructuring and integration process was in full swing when the acts of terror struck that business segment especially acutely. Demand in the US aviation industry nose-dived. This was followed by rigorous savings and security measures by US carriers which seriously dented LSG Sky Chefs' revenue and destroyed part of its market value.

Back in autumn 2000 the need to combat rising costs and prepare for future eventualities had already prompted us to initiate a Group-wide efficiency-boosting campaign. Our intention was to gear ourselves up to deal with phases of leaner growth – a decision which in retrospect proved prophetic. Thus it was that the "D-Check" programme was launched in spring 2001. Its aim is to optimise business processes and generate an extra €1bn in cash flow by 2004. As the programme was already up and running before 11 September, we were able to adapt it to cut costs at very short notice.

The Group also benefited from the ability to react quickly which it acquired during the 1990s. Within just nine weeks we achieved what it had taken us nine months to do at the beginning of that decade, namely to rapidly redimension our entire supply profile in response to the collapse in demand in autumn 2001. We reviewed Lufthansa's entire route network and grounded a total of 45 aircraft (43 passenger airliners and two freighter aircraft). This was accompanied by far-reaching cost-cutting measures such as a recruitment and investment freeze as well as the postponement and cancellation of planned projects.

The crisis also knitted the partners of the Star Alliance even more firmly together. We have identified further potential synergies and shall exploit them together. We have taken an important step towards achieving the goal of seamless travel by putting in place the joint communication system StarNet. This gives all the Alliance partners access to the IT systems of the other members. The partners are engaged in an ongoing dialogue with one another and will extend their cooperation in the future.

While we are giving the present aviation crisis utmost priority and simultaneously seeking to convince the political decision-makers of the need to safeguard an efficient air traffic system, we also have our eyes on the







Stefan Lauer
Member of the Executive Board, Chief Officer Human Resources

future. Even before the end of last year – in December 2001 – we placed firm orders for 15 of the new Airbus 380 superjumbos for delivery from 2007. New technologies and the size of the aircraft will enable us to further reduce unit costs.

We moved forward with other key strategic projects with similar determination. For example, we extended our online distribution channels further and placed them on a wider footing with the Internet travel market Opodo, a joint portal launched with eight European airlines. We are likewise stepping up our use of digital technologies for other business processes such as purchasing and internal organisation.

Nor did the difficult market situation stop us from pressing ahead with our project to introduce in-flight Internet access. The first Boeing 747 jumbo jet has meanwhile been fitted with the requisite installations. We shall start the test phase just as soon as satellite reception has been ensured over the North Atlantic.

Our strategic concept of an all-round aviation group demonstrated its worth during the crisis. Our corporate portfolio is a stable but not static mix. This means that if the operating environment changes, we shall adjust our Group profile accordingly. A case in point was the disposal of our GlobeGround group last summer to Penauille Polyservices.

The financial markets see Lufthansa as one of the few European airlines in which it is still worth investing. To achieve enhanced transparency, we have further extended our value-oriented Group management system. Value-driver concepts are now in place in all the business segments and are being monitored rigorously.

Following the radical changes which the airline industry has gone through during the past months, we view 2002 as a year of transition, a year of reorientation. The professional forecasters predict a slow macroeconomic recovery emanating from the United States. They anticipate a more positive outlook for Germany and Europe, too. We see initial indications of a revival in demand for summer 2002. For this reason we have decided to reactivate some of the grounded aircraft in the summer flight schedule.





Wolfgang Mayrhuber
Deputy Chairman, Chief Executive Passenger Airlines

Yet even if we do everything in our power to lay the basis for a speedy return to our accustomed flight path, other well-known deficits loom larger than ever – deficits which can only be remedied by the politicians. These include bringing the regulatory framework into line with the requirements of liberalisation and globalisation and resolving major infrastructural issues. The expansion of Frankfurt Airport is an urgent need, but it is still being held up pending a satisfactory arrangement for night flights. Similarly, the harmonisation of European air space is still a long way off.

Air travel is an indispensable part of our economic system. Your Company, Lufthansa, by dint of its achievements, its stature and its people, has demonstrated its ability to play an important role in competition with the world's major airlines. That is borne out by the latest accolade bestowed on one of the Lufthansa Group companies: in February 2002 the renowned US trade journal *Air Transport World* singled out our Lufthansa Cargo to receive the Cargo Development Award.

I thank you for your trust, which you again placed in us in 2001, and urge you to trust in our future, too.

J. Weber

Jürgen Weber
Chairman of the Executive Board of Deutsche Lufthansa AG

The Lufthansa Group



Lufthansa Group posts an operating profit of €28m in 2001

In what was the most difficult year for the global aviation industry since the end of the Second World War, the Lufthansa Group succeeded in posting a positive operating result of €28m. Thus it fared well in comparison with other airlines. However, exceptional amortisation charges and provisions for contingent losses from onerous contracts in the Catering business segment, together with a negative net interest result, led to a loss from ordinary activities of €745m. In view of this, the Executive Board and the Supervisory Board agreed not to recommend to the Annual General Meeting to pay a dividend to the shareholders.

The composition of the group of consolidated companies changed in 2001, so that the results are not fully comparable with those of the prior year. Among these changes, the companies belonging to Onex Food Services Inc. were included in the Lufthansa Group's consolidated accounts with effect from 1 June following their full take-over. Furthermore, a number of enterprises affiliated to the LSG Sky Chefs group and the Lufthansa Technik group were incorporated into the Lufthansa Group. However, the companies belonging to the GlobeGround group were no longer consolidated in the Lufthansa Group following the disposal of a majority shareholding in the ground handling group on 31 July 2001 (for the details of the changes in the Lufthansa Group's consolidation profile see Note 4 to the Consolidated Financial Statements). In the following account of last year's course of business, we have eliminated the component due to consolidation changes for individual positions so as to facilitate a comparison with the fiscal 2000 figures.

World trade and air traffic
Cumulative growth/Lufthansa's share
1996 Index = 100


4.6 %
150
4.4 %
140
4.2 %
130
4.0 %
120
3.8 %
110
3.6 %
100
Index
1997
1998
1999
2000
2001*
Revenue tonne-kilometres in worldwide air traffic
Revenue tonne-kilometres/ scheduled traffic Lufthansa Group
World trade
Lufthansa's traffic share in per cent

*preliminary figures

Course of business hampered by economic slowdown and terror attacks

Last year the global economy weakened increasingly. The cyclical downturn, which emanated from the United States, also began to make itself felt in Europe in May and had a negative impact on the development of the aviation industry, starting with the Logistics segment. The terrorist attacks on New York and Washington plunged the industry into a deep crisis and the world economy into a recessionary phase in major markets. The demand for air transport services fell dramatically, which in turn caused both the revenue and earnings of airlines to deteriorate. The aggregate loss sustained in 2001 by all the airlines affiliated to the International Air Transport Association (IATA) is put at US$15bn, of which the US carriers alone accounted for around US$9bn. Some well-known airlines were even forced to cease business, while most airlines in the United States only survived thanks to generous subsidies from the US government. In Europe, too, the situation grew so acute that Sabena and Swissair were forced to file for bankruptcy.

At the start of the year the Lufthansa Group suffered severe business losses on account of the pay dispute with the union representing the interests of the cockpit crews. The pilots went on strike in spring for a total of three days. This led to wholesale flight cancellations. The sales volume of the Passenger Business segment, in particular, was heavily affected. The pay agreement that was eventually reached following arbitration imposed an additional handicap on Lufthansa's profitability.

As the year wore on, the Lufthansa Group's Passenger Business, Logistics and Catering segments, in particular, sustained substantial losses in the wake of the terrorist attacks and the slowdown of the world economy. In the Logistics segment, which traditionally is always the first industry to feel the effects of a change in the economic situation, the downturn began in the first half of 2001. In the Passenger Business segment the traffic data fell far short of the prior-year level from September onwards. As a result, Lufthansa registered its first drop in traffic performance since 1982: the sales volume (passengers and cargo) fell by 4.3 per cent compared with 2000 to 16.2bn tonne-kilometres.

In the Catering segment the terrorist attacks caused a drastic slump in revenue, above all in its main US market, as the number of flights and passengers decreased sharply and many US carriers cut back or cancelled their in-flight service.

In order to limit the commercial consequences, we initiated a whole series of measures throughout the Group as early as 19 September with a view to shoring up the earnings position. These included the suspension of investment projects, spending curbs, capacity reductions, a recruitment freeze and strict cost controls. Although these measures immediately eased cost pressures, they were unable to compensate for the high revenue shortfalls.

Profit breakdown of the Lufthansa Group
in €m

	2001	2000	Change in per cent
Operating income	**18,189**	16,886	7.7
Operating expenses	**18,505**	15,404	20.1
Loss/profit from operating activities	**-316**	1,482	-121.3
Financial result	**-429**	-267	-60.7
Loss/profit from ordinary activities	**-745**	1,215	-161.3
Loss/profit before income taxes	**-807**	1,189	-167.9
Income taxes	**203**	-503	140.4
Minority interest	**-29**	3	-1,066.7
Net loss/profit for the year	**-633**	689	-191.9

Net result for the year distinctly negative
In the 2001 financial year the Lufthansa Group generated revenue of €16.7bn. The large year-on-year increase of 9.8 per cent was due entirely to the change in the group of consolidated companies. On the basis of 2000, revenue would have totalled €15.0bn, representing a decline over twelve months of 1.0 per cent. Total operating income amounted to €18.2bn (+7.7 per cent). Total operating expenses grew by the far greater margin of 20.1 per cent to reach €18.5bn. This figure includes the exceptional amortisation charge made in 2001 on the goodwill of the Onex Food Services group (OFSI). The valuation on the reporting date led to a depreciation of €495m. The balance of the other non-operating items – especially book profits – was lower than in 2000 and so did not manage to offset this exceptional charge. This produced a loss from operating activities of €316m, which is a deterioration over twelve months of €1.8bn. Cross-currency movements again produced a small positive balance of €74m.

Positive effects resulting from deferred and actual income tax expenses generated tax income and hence an overall net loss of €633m. In 2000 we earned a net profit of €689m.

Course of business

Traffic revenue down by 2.4 per cent

In the year under review the Group's passenger airlines carried 45.7 million passengers, which was 2.7 per cent fewer than in the previous year. From January to August the total was ahead of 2000 by 2.5 per cent. The plummeting demand following the terror attacks of 11 September hit the Group's passenger airlines in the traditionally busiest months of September and October particularly hard. The slump in demand persisted until the end of the year. We responded promptly and before the end of the month reduced the amount of available capacity – especially on the North Atlantic routes. By the end of 2001 we had cut capacity by 11 per cent of the available seat-kilometres. This measure limited the expansion of flight capacity over the year as a whole to just 2.1 per cent, but as demand fell by 1.9 per cent, the passenger load factor declined by 2.9 percentage points to 71.5 per cent. The sharpest percentage decreases in demand were recorded in the traffic regions North Atlantic, Africa/Middle East and Europe, including Germany.

As average yields – in relation to revenue passenger-kilometres – increased by 0.4 per cent, we managed to limit the decline in passenger traffic revenue to 1.5 per cent.

Although Lufthansa Cargo raised its supply in 2001, measured in tonne-kilometres, by a mere 0.3 per cent, it had to contend with a drop in sales volume of 7.6 per cent. The cargo load factor deteriorated by 5.4 percentage points to 62.8 per cent. Thanks to a 1.9 per cent improvement in average yields, the year-on-year drop in cargo traffic revenue amounted to only 5.8 per cent.

The Group's airlines generated total traffic revenue of €12.3bn, which was 2.4 per cent less than in 2000.

Revenue and operating expenses
Lufthansa Group
Change against previous year in per cent


Revenue
€16,690.0m
9.8%
Aircraft fuel
€1,621.0m
8.1%
Fees and charges*
€2,310.8m
2.7%
Staff costs
€4,480.6m
23.6%
Depreciation and
amortisation
€1,714.1m
67.7%
Sales commissions
to agencies
€1,077.8m
–8.7%

**The security charge levied at German airports (€98.8m in 2001, €88.9m in 2000) is included. The collection of this item was credited to income.*

Greater role played by other revenue

Other revenue climbed by €1.8bn or 67.4 per cent to €4.4bn. Of that total, €1.7bn was attributable to the first-time consolidation of the new catering and MRO subsidiaries. Had it not been for the enlargement of the group of consolidated companies, other revenue would have risen by only €0.1bn or 5.0 per cent. Owing to the expansion of the Catering segment, the share of traffic revenue in the Group's overall revenue went down from 82.6 per cent in 2000 to 73.4 per cent.

The individual business segments accounted for the following shares of the Group's external revenue: Passenger Business 61.0 per cent, Logistics 14.5 per cent, Catering 12.4 per cent, Maintenance, Repair and Overhaul 9.2 per cent, IT Services 0.8 per cent and the Service and Financial Companies 2.1 per cent. The revenue generated by the GlobeGround group prior to the sale of a majority shareholding in its international subsidiaries came to €0.2bn and is contained in the revenue of the Service and Financial Companies.

Other operating income down by 10.4 per cent

In financial 2001 other operating income decreased by 10.4 per cent or €0.2bn. This was due to the smaller book profits compared with the previous year. In 2001 we sold 51 per cent of GlobeGround GmbH and our equity interest in France Telecom – which we had acquired through an exchange of shares in EQUANT N.V. – plus three aircraft and in the process recorded proceeds of €0.2bn. In 2000 we had accumulated book profits of €0.4bn, in part via the disposal of a 6.7 per cent stake in Amadeus Global Travel Distribution S.A.

Other operating income also includes foreign currency exchange gains amounting to €0.5bn. They were offset, however, by currency exchange losses in almost the same amount contained in other operating expenses. These foreign currency losses and gains result mainly from exchange rate movements between the time of first recording the associated receivables and payables in the books and their settlement.

Operating expenses up by 5.0 per cent

Adjusted for the changes in the group of consolidated companies, total operating expenses grew over twelve months by 5.0 per cent or €0.8bn. The individual expenditure items, too, mostly went up at a similar rate. In absolute terms – i.e. including the newly consolidated companies – operating expenses actually rose by 20.1 per cent to total €18.5bn. If the exceptional amortisation charge recorded for 2001 on the goodwill of the OFSI group is disregarded, the year-on-year rise in operating expenses would have amounted to 16.9 per cent or €2.6bn. Staff costs expanded by 23.6 per cent or €0.9bn on account of the labour-intensive catering business, while the amortisation and depreciation expense increased by 19.2 per cent or €0.2bn because of the additional pro rata goodwill amortisation of the newly acquired subsidiaries. The cost of materials, which grew by 15.2 per cent or €1.0bn, and other operating expenses (up by 13.2 per cent or €0.5bn) both recorded below-average rates of increase compared with total operating expenses.

Fuel price hedging in the Lufthansa Group
in €m


120
100
80
60
40
20
0
–20
m
1.
2.
3.
4.
1.
2.
3.
4.
quarter 2000
quarter 2001

Per-quarter impact of hedging instruments in 2000–2001. They reduced fuel expenses in 2000 by a total of €427m, in 2001 by €95m.

Cost of materials

The cost of materials – adjusted for the change in the group of consolidated companies – rose by 5.1 per cent. This includes the fuel bill of €1.6bn, which increased by 8.1 per cent vis-à-vis 2000. If the prior-year cost-reducing effects resulting from the valuation of the fuel price hedges on the balance sheet date are factored out, expenditure on fuel grew by as much as 11.6 per cent. The increase breaks down as follows: 0.3 per cent was due to higher consumption, 9.9 per cent to rising prices denominated in US dollars and a further 1.4 per cent to the changed parity vis-à-vis the US dollar. Had it not been for its price hedging strategy, the Group would have had to pay €95m (2000: €427m) more for fuel.

Fees and charges rose by 2.7 per cent in 2001 and hence again grew faster than traffic output (1.6 per cent). The Group expended a total of €2.3bn on fees and charges; €0.6bn of this sum was accounted for by air traffic control charges, which went up by 4.3 per cent in relation to the previous year.

Owing to the altered composition of the group of consolidated companies, the cost of purchased merchandise rose by €0.5bn and that of raw materials and supplies by €0.2bn. As a result, the share of raw materials and supplies in the overall cost of materials went up from 41.5 to 48.8 per cent.

Staff costs

After adjustment for the consolidation changes, staff costs increased by 4.9 per cent. Within this overall rise, wages and salaries grew by the sharp margin of 8.5 per cent and social security expenses by 7.4 per cent. On the one hand, this mirrors the 1.3 per cent expansion of the workforce and, on the other, the outcome of the 2001 pay round. By contrast, pension costs plummeted by 36.7 per cent as a non-recurrent transfer of €0.1bn to provisions for retirement benefits had been made in 2000 in connection with past service costs. If this effect is factored out, pension costs would have shown the same level in both years (see Note 33 to the Consolidated Financial Statements).

The changes in the group of consolidated companies caused the headcount, as measured on the balance sheet date, to swell by over 19,000 or 27.3 per cent to 90,008. On average last year the Group employed a total of 87,975 persons including 16,860 in the newly consolidated companies. The latter cost €0.6bn in wages and salaries and accounted for €22m of expenditure both for social security and for pension costs.

Operating result
in €m

	2001	2000	Change
Profit from operating activities	**-316**	1,482	-1,798
Income from disposal of assets	**-182**	-422	240
- of which from aircraft	**-35**	-23	-12
- of which from financial assets	**-64**	-393	329
- other	**-83**	-6	-77
Income from release of provisions	**-109**	-99	-10
Write-ups from fixed assets	**-1**	-30	29
Income and losses from short term investments in financial assets	**4**	-22	26
Past service cost	**18**	119	-101
Losses from valuation of derivatives at the balance sheet date	**-16**	7	-23
Losses from disposal of assets	**17**	33	-16
Provision for contingent losses	**180**	–	180
Exceptional depreciation	**495**	–	495
Balance of eliminations	**406**	-414	820
Current other taxes*	**-62**	-26	-36
Operating result	**28**	1,042	-1,014

Including €1.0m (previous year: €2.8m) from release of provisions and refunds for previous years.

Other operating expenses

Other operating expenses increased by 5.0 per cent on an adjusted basis. A gratifying development was registered by sales commissions. They decreased by 8.7 per cent, thereby appreciably undershooting the fall in traffic revenue. By contrast, nearly all the other expense items increased. €0.3bn of other operating expenses was incurred for the newly consolidated companies; of this sum, €0.1bn was spent on rents and maintenance costs. In addition, the item "Other operating expenses" includes transfers to provisions for anticipated losses in the amount of €180m from an onerous longer-running catering contract of LSG's Scandinavian companies.

Financial result and net result

The net financial loss of €429m contains positive income from subsidiaries, joint ventures and associates of €45m, a negative interest balance of €398m and other financial items showing a combined deficit of €76m. Amadeus Global Travel Distribution S.A. contributed the largest part of the income from subsidiaries, joint ventures and associates with €24m, followed by Lufthansa Flight Training at €8m. The income from subsidiaries, joint ventures and associates fell short of the corresponding level in 2000 of €65m, notably since the contribution from Thomas Cook AG (€7m) was €20m less than the prior-year figure. The first-time consolidation of additional companies pushed up the negative net interest result by €99m. The rest of the increase vis-à-vis 2000 is due to last year's rise in net indebtedness.

The result from operating activities (–€316m) and the financial result together add up to a net pre-tax loss of €745m, a year-on-year deterioration of €2.0bn. The tax loss carry-forwards available to the Lufthansa Group for future utilisation led to an effect from deferred and actual income taxes which reduced the net loss for the year by €203m. Adding the expenses for other taxes (€62m) and earnings attributable to minority interests (€29m), the Group posted a net loss for 2001 of €633m.

The Group's parent company Deutsche Lufthansa AG (which draws up its financial statements in accordance with German accounting standards) posted a net loss for the year of €797m, which is being carried forward to the following financial year. In 2000 it had posted a net profit of €445m out of which it had paid a dividend of €0.60 per share.

Profit and Loss Account
Deutsche Lufthansa AG
Drawn up under the German Commercial Code in €m

	2001	2000	Change in per cent
Traffic revenue	**9,246**	9,383	– 1.5
Other revenue	**458**	444	3.2
Turnover	**9,704**	**9,827**	– 1.3
Other operating income	**1,702**	1,268	34.3
Operating expenses	**–11,497**	– 10,922	5.3
Loss/profit from operating activities	**– 91**	**173**	– 152.6
Financial result	**– 679**	**570**	– 219.1
Loss/profit from ordinary activities before taxation	**– 770**	**743**	– 203.6
Taxes	**– 27**	– 298	– 90.9
Net loss/ Net profit for the year	**– 797**	**445**	– 279.1
Transfer to retained earnings	**–**	– 216	100.0
Loss carried forward/ dividend	**– 797**	**229**	– 448.0
Dividend proposal per share in €	**–**	**0.60**	– 100.0

Capital expenditure and financing

Capital spending focused on the fleet and financial investments

In the 2001 financial year the Lufthansa Group's capital expenditure totalled €3.0bn and thus further surpassed the previous year's high level of €2.4bn. The joint focus was on modernising and expanding the fleet (€1.0bn) and the acquisition of the majority of the shares in the Onex Food Services group (€1.2bn). A further €0.4bn was expended on purchasing additional stakes in other enterprises and in providing the Group's subsidiaries and affiliates with equity capital and long-term external funds.

Last year we put 17 new aircraft into service. One Airbus A300, four Airbus A340s and two Boeing 747-400s were added to the fleet of

Cash Flow Statement
in €m

	2001	2000
Cash and cash equivalents at beginning of period	**385.8**	225.0
Cash flows from operating activities	**1,735.7**	2,140.2
Cash outflows for investing activities	**–2,651.2**	–1,727.1
Cash inflows/outflows from financing activities	**905.6**	–262.2
Net increase/decrease in cash and cash equivalents	**–9.9**	150.9
Effects of exchange rate changes	**2.4**	9.9
Cash and cash equivalents at end of period	**378.3**	385.8

Lufthansa German Airlines, two Boeing MD-11Fs were put into operation by Lufthansa Cargo while eight Canadair Regional Jets increased Lufthansa CityLine's stock of aircraft. We took over a further Airbus A300 from an operating lease and sold off three aircraft for a book profit of €33m.

Cash flow, depreciation and capital expenditure Lufthansa Group
in €m


2,500
2,000
1,500
1,000
500
0
1999
2000
2001
Capital expenditure[1]
Depreciation
Operational cash flow

[1]*Capital expenditure excludes pro rata results from investments accounted for under the equity method.*

Operational cash flow reaches €1.7bn
Despite the sizeable negative net result for the year, we were able to generate a net cash flow from operating activities (see Cash Flow Statement on page 79) of €1.7bn (2000: €2.1bn). The depreciation charges, the smaller taxes on income and the positive change in the working capital offset all but €0.4bn of the €2.0bn drop in the result before taxes.

Net cash used in investing activities – i.e. the balance of gross expenditure and income from the acquisition and disposal of fixed assets, including the associated cash flows – totalled €2.4bn and was €0.7bn higher than in 2000. In 2001 the net investment could not be fully funded from the cash flow generated from operating activities, with the result that the internal financing ratio fell to 71.4 per cent (2000:126.2 per cent).

We bridged the remaining gap through the disposal of securities (€0.6bn) and the net incurrence of liabilities from financing activities (€0.1bn). It should be noted, however, that the amount of liquid funds shown in the balance sheet is distorted by the inclusion (as required by accounting rules) of term deposits (€0.8bn) which are counterbalanced by financial liabilities in an equal amount arising from leasing agreements. Instead of a decrease in liquid funds of €0.6bn, an increase in this item of €0.2bn is therefore formally disclosed. Similarly, the cash inflows in connection with financing activities overstate the underlying position by €0.8bn.

The Group's net indebtedness rose from €1.5bn at the end of 2000 to €3.8bn at the end of the year under review. The net debt position at end-2001 includes the financial liabilities incurred in connection with the change in the group of consolidated companies.

Equity ratio at 19.2 per cent
The Group's shareholders' equity contracted during the past year by €0.6bn. The negative net result for the year could not be fully equalised despite reinvesting the retained portion of the 2000 profit (€0.5bn) and the

Net indebtedness
Lufthansa Group in €bn


3.5
2.8
2.1
1.4
0.7
0
bn
1997
1998
1999
2000
2001

positive effects stemming from the first-time market valuation of the portfolio of financial assets in accordance with IAS 39 (€0.2bn). The asset side was concurrently extended to €3.4bn, to which the enlargement of the group of consolidated companies contributed €1.8bn. A further €1.1bn of the increase in the balance sheet total came from the high level of capital expenditure, while €0.5bn was due to the rise in current assets. On the liabilities side, long-term capital increased altogether by €1.9bn despite the contraction of the shareholders' equity. Hence the ratio of long-term liabilities to fixed assets (88.9 per cent) was held stable compared with the corresponding coverage ratio in 2000 (89.1 per cent). As total liabilities expanded while the shareholders' equity concurrently contracted, the equity ratio fell sharply by 8.6 percentage points to 19.2 per cent.

Less net value added

In the year under review the Lufthansa Group generated net value added of €4.2bn as against €5.2bn in the previous year. The Group's workforce accounted for a share of 105.8 per cent or €4.5bn. Interest payments consumed 11.8 per cent or €0.5bn, while 0.7 per cent or €29m was attributable to minority interests. Of the 18.3 per cent which was disbursed over and above the actual net value added, the government bore 3.3 per cent or €0.2bn owing to deferred tax assets from tax loss carried forward. Lufthansa itself has assumed the balance of 15.0 per cent or €0.6bn.

Risk report

As an international aviation group Lufthansa is exposed both to general entrepreneurial risks and to industry-specific risks. Key areas of exposure are capacity and utilisation risks, strategy-related risks, political risks, operational risks, procurement risks, IT risks plus financial and treasury management risks.

The targeted management of entrepreneurial opportunities and business risks alike is part and parcel of Lufthansa's corporate strategy. All major potential risks to the Group's profitability or basis of existence are documented;

Group statement of value added
in €m

	2001	2000
Origin:		
Revenue	**16,690.0**	15,200.4
Changes in inventories and work performed by the enterprise and capitalised	**25.8**	41.3
Other operating income	**1,472.9**	1,644.2
Income from interest	**100.2**	108.2
Income from subsidiaries, joint ventures and associates	**96.5**	124.7
Output	**18,385.4**	17,118.8
Cost of materials	**7,623.5**	6,618.2
Impairment losses relating to financial assets and investments held as current assets	**75.6**	75.2
Loss from subsidiaries, joint ventures and associates	**52.1**	60.0
Other operating expenses	**4,686.1**	4.138.4
Input	**12,437.3**	10,891.8
Gross value added	**5,948.1**	6227.0
Depreciation and amortisation	**1,714.1**	1,022.4
Net value added	**4,234.0**	5,204.6
Utilisation:		
Staff costs	**4,480.6**	3,624.9
Interest paid	**498.1**	364.4
Taxes	**–140.2**	529.3
Minority interest	**28.7**	–3.0
Net profit for the Group	**–633.2**	689.0
Net value added	**4,234.0**	5,204.6

this risk schedule is regularly updated and if necessary extended. The measures designed to ensure the timely detection, limitation and elimination of these risks within the framework of Lufthansa Group's risk management system are themselves regularly reviewed and reinforced. The experience in the aftermath of 11 September has confirmed the effectiveness of the existing risk management system. The analysis of risks, together with possibilities of limiting and overcoming them, also forms an integral part of the Group's strategy development process and is incorporated into Operational Group Planning. The independent auditing company PwC Deutsche Revision AG examined Lufthansa's system for the early detection of risks as part of its audit of the annual accounts. It confirmed that the system meets the defined requirements.

General economic risks which may ensue if the general forecasts of macroeconomic trends turn out to be wide of the mark – i.e. if actual passenger growth rates are lower than forecast or even negative – can have considerable consequences for the earnings level of the aviation industry and hence of Lufthansa. In addition, the industry is affected sooner than other sectors by deviations from projected developments and is therefore traditionally considered an indicator of cyclical tendencies. The relatively long lead-times required for the procurement of aircraft capacity hamper the ability to respond quickly to changes in demand.

Occurring as they did amid a global recession, the terror assaults of 11 September 2001 hit the aviation industry particularly hard. Besides a significant fall in business travel, a general fear of flying also led to a reduction in private air travel. At present demand is appreciably below the level of 2000. We had already decided in August to reduce our capacities and to abandon routes that had been rendered unprofitable by the economic downturn. The consequences of 11 September confronted us with even greater challenges. In the space of just a few days we put together a package of measures to limit the commercial repercussions and began putting it into effect on 19 September. The package, comprising capacity reductions equivalent to grounding 45 aircraft, a halt to investment projects, a recruitment freeze and the critical reappraisal of all cost items, was aimed at avoiding an operating loss. We implemented these measures within nine weeks; in the last major crisis in the early 1990s we had needed nine months.

The Group-wide efficiency boosting programme known as "D-Check" which was initiated back in spring 2001, was reinforced with an additional programme "D-Check acute" focusing on components which would bring immediate relief. Under the "D-Check" review, all Group segments and sectors and all work procedures and processes are being subjected to the most thorough scrutiny. The programme's objective is to generate €1bn of additional cash flow by 2004.

The developments since the attacks on New York and Washington have revealed another risk to which the air traffic industry in general is vulnerable: the risk of being unable to provide the necessary third-party insurance cover on commercially viable terms. Following the terror attack, insurance companies worldwide terminated their comprehensive and third-party liability cover for war-related risks and subsequently reoffered them at vastly higher prices. At first the insurers refused to provide any cover for third-party damages arising from war, terrorist assaults and similar events. Meanwhile they are offering very low maximum cover at unacceptably exorbitant rates. Like the governments of many other countries, the German government has declared that it will guarantee aviation insurance coverage for the interim period until an appropriate solution is found; its current guarantee expires on 31 May 2002. An inter-ministerial working group set up by the German Chancellor is seeking to come up with alternative insurance concepts jointly with representatives of the industry. A key objective is to restore a level playing field in the aviation industry vis-à-vis the United States. New solutions, under which airlines would ensure the requisite insurance cover either through mutual funds of their own or through insurance institutions, are in the process of being agreed within an international framework.

Besides Lufthansa's core business – scheduled passenger and cargo air traffic – the Catering segment was also severely affected by the consequences of the terror assaults. With effect from 1 June 2001 Lufthansa acquired the outstanding shares in Onex Food Services Inc. for a price of €1.2bn and thereby considerably expanded its involvement in this field of business. The process of integrating the operational US business into the Catering segment was interrupted by the consequences of the terrorist attacks. Prior to 11 September the LSG Sky Chefs group generated more than 40 per cent of its revenue in the United States, mainly with US airlines. The plummeting passenger volumes plus the cutback in flight capacity and reduction in in-flight service by LSG's US airline clients are severely depressing the group's air catering business. Higher revenue in the wake of a recovery in the air traffic market and cost cutting measures, effecting a further shift from fixed to variable costs plus the speediest possible integration of the operational US business, are the preconditions for satisfactory returns on investment in the Catering segment in future.

The planned extension of the runway system at Frankfurt Airport is of considerable importance for Lufthansa's long-term competitiveness. The state government of Hesse (in which Frankfurt is situated) has likewise agreed to an extension of the runway system following the clear recommendation given by the "mediation group" of independent experts. The extension project is a key precondition for securing Frankfurt Airport's future as an international air traffic hub. However, the operational restrictions that have meanwhile been introduced into the public debate on expanding the airport would impede its efficient use. A practicable solution allowing a certain amount of night flights is particularly crucial. If such a solution is not found, Lufthansa would have to refocus its flight schedule structure in the medium term on suitable alternative hubs such as Munich. A total ban on night flights would acutely endanger the very existence of Lufthansa Cargo. The suggestion which has been made to transfer night flights to the rural airport at Hahn, some 120 kilometres away from Frankfurt, would be neither technically feasible nor commercially viable.

Bottlenecks in European air traffic control systems are continuing to cause substantial flight delays. The infrastructural shortcomings are burdening the profitability of all European airlines. In addition they are jeopardising the sector's ability to keep pace with the growing demand for air transport services. Together with other airlines, Lufthansa is therefore pressing the European Commission and the national governments to create an efficient air traffic control system throughout Europe. Lufthansa has underscored the importance of the infrastructural setting inter alia by appointing a General Representative for Group Infrastructure. He reports directly to the Executive Board and centrally coordinates all infrastructural issues.

One of the mainstays of Lufthansa's commercial success is its integration into the world's leading airline partnership system, the Star Alliance. In the 2001/2002 winter flight schedule it offers its customers coordinated flight connections to 727 destinations in 130 countries. In an antitrust investigation which it initiated in 1996, the European Commission is examining whether the cooperation agreements between Lufthansa, United Airlines and SAS have anti-competitive implications for air traffic over the North Atlantic. The European Commission which stepped down in 1999 had drawn up a list of restrictive conditions, which the three airlines consider to be excessive. Lufthansa and its Star Alliance partners are engaged in a constructive dialogue with the new European Commission. It now appears likely that the procedure will be terminated in the near future with the imposition of tolerable conditions.

The dramatic developments have also affected the partners in the Star Alliance. Thus in March 2002 Ansett Australia was obliged to cease flight operations, while United Airlines also faces major difficulties. Nonetheless, the Star Alliance has stood up well to this tough test. Now the partner airlines are seeking to achieve significant cost reductions through the intensified exploitation of potential synergies at airports as well as in the field of procurement.

The in some cases monopolistic market structure which prevails among the manufacturers of aircraft-engine parts exposes the Group to disproportionately high price increases for the procurement of spare parts. This development is growing more acute on account of the increasing market consolidation among producers. Lufthansa is doing all it can to contain the resulting economic risk. For example, Lufthansa Technik is making efforts with the assistance of its subsidiaries and associates to expand the range of purchasing sources for replacement engine components. The agreement of fixed terms and conditions for engine maintenance at the time of purchasing new aircraft likewise reduces uncertainty in this field.

Fuel consumption is a major cost item. In the year under review it made up nine per cent of total operating expenses. Large swings in fuel prices can have a significant impact on the operating result. The risk of unfavourable fuel price movements is limited by the use of various hedging instruments for the crude and heating oil market. Lufthansa's hedging strategy is aimed at neutralising the price risk of up to 90 per cent of anticipated fuel consumption in the following 24 months on a revolving basis. Around 81 per cent of the anticipated fuel needs for the financial year 2002 and around 23 per cent of the estimated volume required for 2003 were hedged at the balance sheet date. For around 69 per cent and 19 per cent, respectively, of the total needs the upward reach of the hedging transactions is limited, however, by offsetting transactions to an average crude oil price level of approximately US$27.79/bbl and US$22.97/bbl.

Lufthansa's international business activities expose it to both exchange rate and interest rate fluctuations in the international money, capital and foreign exchange markets. Internal guidelines lay down that half the cost of US dollar-denominated investments in aircraft is to be hedged as soon as an outright purchase contract is signed. Hedging of the other half is undertaken depending on current market developments. A maximum of 50 per cent of the expected net cash flows in individual currencies are hedged for up to 18 months. Variable-rate interest payables may be hedged up to 100 per cent. No such hedges were in place at the balance sheet date.

This hedging strategy to limit the aforementioned price risks is laid down by the Executive Board of Deutsche Lufthansa AG. It is documented in internal guidelines; compliance with those guidelines is continuously monitored by the Group internal audit division. Appropriate management and control systems are in place for ongoing risk measurement, surveillance and management. The Supervisory Board is regularly informed of the exposure positions and the hedging results achieved.

Balance sheet structure
in per cent


Liquid funds 6.5%
Receivables 18.7%
Inventories 2.1%
Fixed assets 72.7%
Short-term capital 35.3%
Long-term capital 45.5%
Shareholders' equity 19.2%

Total assets €18.2bn

Note 39 to the Consolidated Financial Statements of Lufthansa AG gives a detailed account of the instruments deployed to hedge exchange rate, interest rate and fuel price exposures and their market values as at 31 December 2001.

The Group's strategy

In the year under review we maintained our strategy of extending our integrated aviation group with a view to continuously creating value. The focus of our policy is passenger and cargo air traffic. At the same time, we seek – both through our own efforts and in cooperation with our partners – to offer our customers integrated all-round solutions which surpass the core service of transportation. Thus we systematically exploit all the potential synergies along the service chain. We operate in the market with our core brand Lufthansa but also with other brands. They all stand for our commitment to offer our customers a service noted for safety and security, reliability, punctuality, technical expertise, quality and innovation.

As an integrated aviation group we market our know-how in the allied sectors aero-engineering, airline catering and IT services. The goal of all our business segments is to create long-term and enduring value for the Lufthansa Group and hence for our shareholders.

We have grouped our activities into six business segments: Passenger Business, Logistics, MRO (Maintenance, Repair and Overhaul), Catering, Leisure Travel and IT Services.

In the Passenger Business segment we continued our growth strategy unswervingly from the outset of the year under review with the aim of ensuring that Lufthansa, as a network airline, is well positioned in the premium segment. This is an essential precondition for enabling Lufthansa to play a leading role within the Star Alliance, the world's most successful airline partnership. Now that the Star Alliance has established a globe-spanning presence, we are seeking to deepen its integration and so exploit latent synergies. Our aim is to remain a strong member of the Star Alliance in Europe. Apart from this we were able to gain a new partner for our regional air traffic business in the shape of Eurowings.

We continued our growth strategy for our core passenger business on the basis of a positive economic trend. The sagging world economic momentum and the terror attacks on New York and Washington forced us to adopt incisive measures. Following 11 September we rigorously and rapidly adjusted output to the changed demand. By grounding aircraft and curbing operating expenses through the halting of projects and investment programmes and a Group-wide recruitment freeze we achieved quick and effective cost savings and hence secured the Group's liquidity. Ongoing cost and yield management aimed at increasing the Company's value remains the central strategic task of the Passenger Business segment.

With Lufthansa Cargo we intend to remain a key partner in the logistics chain. We are therefore focusing our attention in this field on optimising the core airport-to-airport business and concurrently improving our ability to respond to the changing business cycles. We are investing in product and service innovations. Through our airline alliances and business partnerships, which we extended further in 2001, we managed to expand our freight network and strengthen Cargo's market position.

Lufthansa Technik boosted its market position through growth in business with external customers. This expansion is underpinned by its international network of affiliates. It increased its market presence and built up lower-cost production locations within its group network. Our MRO segment has secured a leading position in all its fields of business.

On 1 June 2001 we took over Sky Chefs' remaining shareholding in Onex Food Services Inc. This move substantially expedited the process of integrating LSG and Sky Chefs which had been set in train towards the end of 2000. This step was the crucial criterion for the company's global reorientation. Notwithstanding the setbacks caused by the terrorist assaults, we see considerable future growth potential in this business segment. Our global market share of airline catering business is to be raised continuously.

In our Leisure Travel segment the integration of Thomas Cook UK progressed further. A central capacity and resort management system was set up in order to make greater use of potential synergies. The overriding objective of Thomas Cook's market strategy was to safeguard and expand its market share in the main markets.

Lufthansa Systems, around which our business segment IT Services is grouped, has positioned itself as a systems provider for the airline and aviation sector. The IT systems provider covers the entire value-added chain in the IT field. Its primary goal last year was to buttress its solid market position. In addition, work was stepped up on extending its position in future-oriented fields, especially in relation to Lufthansa German Airlines. External business, above all with smaller and mid-sized airlines and airports, is to be bolstered by strengthening marketing and distribution.

One of the Group-wide strategic goals pursued last year was the resolute expansion of our e-business activities. In particular, we pressed ahead with distributing our passenger products via the Internet. Besides our own portal Lufthansa InfoFlyway, we also deepened our involvement in Opodo, an electronic travel platform operated jointly by eight European airlines. Lufthansa Cargo, too, expanded its own e-business activities by means of cooperative ventures with other airlines.

The six business segments represent our entrepreneurial and business portfolio. It is a stable but not static mix. We systematically anticipate changes in the operating environment by adjusting our portfolio correspondingly.

In the first half of last year we successfully concluded the disposal of our airport service provider GlobeGround GmbH to the French firm Penauille Polyservices S.A. A share of 51 per cent was sold to Penauille in August 2001, and the second tranche will be sold on 30 June 2002.

In June 2001 we issued a five-year bond with a volume of €250m convertible into shares of Amadeus Global Travel Distribution S.A. The bond was very well received by the market. If the entire volume of the bond is converted into shares, our holding in the capital of Amadeus Global Travel Distribution would be diluted from 18.3 per cent to 14.2 per cent. However, our influence on its entrepreneurial management would not be impaired.

Financial strategy

Lufthansa traditionally pursues a conservative financial strategy. Thus the Company's gearing (ratio of net indebtedness to shareholders' equity) in the past years has never exceeded the target corridor of 40–60 per cent. Owing to the accelerated acquisition of the outstanding Sky Chefs shares in summer 2001 and the consolidation of its liabilities, this corridor was overshot. It is our avowed aim, however, to bring the level of debt back within the original target range in the medium term.

Lufthansa's strong financial position was acknowledged by the ratings of bond issuers awarded by the agencies Moody's and Standard & Poor's in December 2001. For its long-term liabilities Lufthansa was given the ratings BBB+ by Standard & Poor's and Baa1 by Moody's Investor Services, while its short-term financial debts were rated at A-2 and P-2, respectively. Consequently, Lufthansa has the best rating of all European airlines.

Value-oriented management of the business segments
Basis for calculating the cost of capital

	2001
Risk-free interest rate	5.1 %
Market risk premium	5.7 %
Beta factor	1.05
→ Cost of equity after taxes	11.1 %
Cost of debt	6.3 %
Equity share (market value, target capital structure)	55.0 %
Debt share (target capital structure)	45.0 %
→ WACC after taxes	8.9 %

The yardstick for all capital expenditure measures of the Lufthansa Group is the cost of capital, which reflects the interest rate payable on equity and debt. Multiplying the Weighted Average Cost of Capital (WACC) by the amount of capital invested (before depreciation and amortisation) gives the minimum cash flow requirement. The measure taken for the actual cash flow is EBIDA^{plus} (earnings before interest, depreciation and amortisation plus changes in retirement benefit obligations which do not affect payments) as derived from the IAS data. If the actual cash flow exceeds the minimum cash flow, additional corporate value is created in the form of CVA (Cash Value Added).

This permits the Company optimal financing opportunities by widening its investor base as well as a greater flexibility in the choice of its financing instruments.

Value-oriented management

Increasing the value of our Company across all the business segments is the supreme priority of our activities in the aviation group. Both new investments and those already undertaken are therefore examined to assess their contribution towards enhancing the value of the return on the investor's capital. In this context the dual concept of Cash Flow Return on Investment (CFROI) and Cash Value Added (CVA) demonstrated their effectiveness in their second year of operation.

If the return using CFROI as the measure exceeds the cost of capital raised both from shareholders and lenders, additional corporate value has been created in the form of CVA. To put it another way, value is created if the actual amount of cash flow generated is higher than the minimum cash flow.

As part of the process of further developing our system, we shall report the CVA after taxes starting with the 2001 financial year. For the period under review this equalled –€0.6bn. After deducting interest paid, a positive interest rate of 2.7 per cent was earned on shareholders' equity. The CVA before taxes of €0.9bn generated in 2000 was equivalent to a CVA after taxes of €0.6bn.

In order to take due account of the different chances and risks in the individual business segments, specific capital costs are calculated for each of them from which the individual minimum cash flows are then derived. The cash flow targets are linked to the operational business by means of value driver hierarchies.

Air traffic remains on a growth path
Forecast for international passenger traffic:
From 2002 to 2005 3.5 per cent growth worldwide p. a.


4.0
2.3
1.6
3.0
4.9
3.8
3.6
3.2

IATA believes that the terrorist attacks in the United States will have only a minimal impact on the growth potential of global air traffic. For 2002–2005, the organisation has revised the original growth rates downwards from 4.7 to 3.5 per cent. For 2003, it anticipates a growth rate of almost 8 per cent. (Source: IATA Passenger Forecast 2001–2005) Figures in per cent.

Air traffic within a continent
Air traffic between continents

Corporate governance

In February 2002 the government committee set up by the German Ministry of Justice presented a German Corporate Governance Code. Its aim is to make the German system transparent and comprehensible to investors abroad, too. We have carefully examined the internationally and nationally recognised standards for good and responsible corporate governance brought together in this Code. Many of the recommendations which the Code contains are based on current German law. In most cases they already accord with our principles and practices of running the Company. However, we shall also largely comply with those recommendations which we have not applied in the past and, following their entry into force, will include them in our own corporate governance principles and integrate them into our reporting system.

Outlook

The consequences of the terrorist attacks of 11 September on New York and Washington had a devastating effect on the entire world economy. Added to the impact of the recession in the United States and Japan, economic growth in the euro area fell so steeply in the fourth quarter that the rate of growth for 2001 as a whole was halved and attained only 1.5 per cent. Experts reckon that the bottom of the trough was reached in December 2001. For 2002 the World Bank anticipates that the pace of global economic growth will equal 1.3 per cent.

According to estimates made by the International Monetary Fund (IMF), however, a noticeable upturn will not occur until 2003, spreading from the United States. It is expected that the European economy will grow more slowly.

The advance bookings and the actual course of business in the first few weeks of 2002 point to a slight recovery in air traffic compared with October 2001. We shall therefore put ten of the grounded aircraft back into operation and, in particular, we shall progressively extend our available capacity on the North Atlantic routes. The as yet unsettled issue of third-party insurance cover against war and terror is giving us cause for concern.

Consolidation in European air traffic likewise remains overdue and represents a further uncertainty factor. We perceive the danger of enduring competitive distortions through the granting of subsidies by individual countries to their unprofitable national flagship carriers. This will also have a bearing on Lufthansa's further course of development.

At the present time no reliable forecasts can be made for 2002. If everything goes as expected, we shall be able to significantly improve the operating result compared with 2001. We anticipate that we shall resume our originally planned growth path in 2003. Only then will the results which the capital market perpetually expects be attainable once again.

Prospects for the individual business segments

Passenger Business

In the Passenger Business segment the focus will remain trained on the trend in demand and the flexible response to changes. Most of the aircraft that have been taken out of operation can be reactivated in either the short or the medium term. They will be gradually redeployed on selected routes. Even so, the 2002 summer flight schedule will remain noticeably smaller than that of 2001. Regional jets can continue to be used on certain routes that were previously served by larger Lufthansa aircraft. The Group's fleet will be expanded only marginally this year.

We shall continue our strategy of growing by our own efforts or jointly with partners. The Star Alliance remains a key pillar. Collaboration is to be intensified further and the harmonisation of our products stepped up for the customer's benefit. We intend to make full use of the potential synergies. Stringent cost management will remain one of the focal points of our attention in the current year.

Given a positive development of the underlying political and economic situation, the demand for air traffic services in the course of 2002 will regain the level seen prior to 11 September last year. In that case we anticipate a distinctly improved result for the Passenger Business segment compared with 2001. It will be lower than the figure recorded in 2000, however.

Logistics

The trend in air cargo business is generally considered a leading indicator of economic trends. If the forecasts for 2002 are accurate, the demand for cargo services should pick up in the second half of this year at the latest.

With its new structure and its differentiated product portfolio, Lufthansa Cargo is well positioned. It is likely that the demand for special cargo services will grow rapidly and that this will lead to higher yields.

Harmonised products and a united market presence are being realised in the New Global Cargo alliance – together with SAS Cargo and Singapore Airlines Cargo. Volume growth and higher yields can be generated through cooperation within the alliance. The utilisation of the Internet for booking and consignment tracking is being extended and the range of services provided for cargo customers improved.

Based on the economic projections for 2002 and the assessment that fuel prices will remain at the level seen at the turn of the year, Lufthansa Cargo expects a slightly better result for 2002 vis-à-vis last year.

Maintenance, Repair and Overhaul

The providers of aircraft maintenance, repair and overhaul services will feel the consequences of the terrorist assaults only after a time-lag. The grounding of aircraft by many airlines will lessen the demand for aero-engineering work. This may be expected to lead to overcapacity, which will create additional competition and hence downward pressure on prices.

With the measures which it has set in train to date, Lufthansa Technik has positioned itself for 2002 so that revenue growth remains possible while being able at the same time to respond flexibly and rapidly to any worsening of the crisis.

Weighing up all the possible chances and risks, Lufthansa Technik anticipates a result for 2002 on a par with that recorded last year.

Catering
LSG Sky Chefs continues to suffer more than all other Group companies from the consequences of the terror assaults of 11 September. Nevertheless, there is some cause for optimism since many airlines are expanding their flight schedules again as from summer 2002. In turn, a revival of air traffic gives grounds for hope that the previous level of in-flight service will likewise be reinstated. Pressure on profit margins will persist, however.

LSG Sky Chefs will therefore continue to concentrate on optimising its processes and hence on achieving cost savings. The integration process at LSG Sky Chefs which was begun in spring 2001 is being pursued further under the altered sectoral circumstances.

LSG Sky Chefs will extend its business area airline catering. Through the integration of the new companies in the convenient meal solutions sector, the LSG group is hoping to strengthen its existing market position.

The result for 2002 will be appreciably better than that posted last year. We expect the segment to just break even.

Leisure Travel
The strategic focus for the further development of the Thomas Cook group lies in integration and expansion with a view to boosting the group's value. For the current business year Thomas Cook has set itself the aim of pressing ahead with the task of integrating the value-adding chain and developing its quality management. The group's presence in hotel and resort management is to be additionally increased.

The events of 11 September have made it especially difficult to forecast the likely course of business. The group anticipates that the European market for charter flights will fall below last year's level. It therefore expects revenue to decline. However, the timely measures taken to safeguard profitability will bolster the group's goal of equalling last year's result.

IT Services
Lufthansa Systems, together with its network of affiliates, managed to reinforce its global presence last year. Besides Germany, Lufthansa Systems is now represented at 17 locations in 13 countries.

With its specific skills and experience, Lufthansa Systems is focused above all on the airline and aviation market. In this field the company possesses proven process know-how and will further expand its position as a full-service IT provider on an international scale. The systematic extension of its market orientation by strengthening its service portfolio along the business segments and its internationalisation through a concept of distribution based on geographical areas will help to move this process forward.

The company's strategic objectives also include widening the customer base in the industrial sector.

The aftermath of the crisis is being compensated by means of stringent cost management and the expansion of business with clients outside the Lufthansa Group. For these reasons the result for 2002 will surpass last year's figure.

Major events after year-end closure
On 4 January 2002 Lufthansa recorded an inflow of resources amounting to €750m from the launch of a convertible bond carrying a coupon of 1.25 per cent. The bond runs for ten years and holders will be entitled to convert the bond into shares of Deutsche Lufthansa AG between 31 May 2002 and 16 December 2011.

On 20 February 2002 a ruling was received from the German antitrust office which, for the duration of two years, prohibits Lufthansa from setting unconditional one-way fares on the Frankfurt–Berlin route that are lower than €134 or are not at least €35 higher than the corresponding fares of the rival carrier Germania. The antitrust office ordered this ruling to be implemented with immediate effect.

The Company has appealed against this ruling and has applied for the annulment of its immediate implementation. Lufthansa is of the opinion that the antitrust office's authority to curb the misuse of a dominant market position does not constitute a regulatory instrument that may be used for pursuing an active structural policy. Moreover, it must be possible to align fares with those of market competitors. However, the fact that the office additionally took account of the respective quality of the competing products in this connection is without precedent and its pricing of the quality differential at €35 quite arbitrary. The Company is therefore confident that the office's ruling will not be upheld.

In February 2002 Lufthansa CityLine, too, reached agreement with Vereinigung Cockpit, the union representing the interests of the pilots, on a new pay settlement for its 633 pilots. It will run for 36 months.

On 4 April 2002 Lufthansa and LOT Polish Airlines signed a Memorandum of Understanding and a code-sharing agreement covering all routes between Poland and Germany. This has laid the basis for comprehensive cooperation between the two airlines which should also pave the way for LOT's admission to the Star Alliance.

Projections of future developments

This Annual Report contains figures and forecasts relating to the future development of the Lufthansa Group and its affiliated companies. These forecasts are estimates which we have made on the basis of all the information available to us at the present time. If the assumptions underlying the forecasts should prove erroneous or if potential risks – such as those mentioned in the Risk Report – should become reality, the actual results may deviate from current expectations.

11 September 2001
– a black day for the airline industry

Dramatic slump in traffic figures after the terrorist attacks
1st–3rd quarter compared with 4th quarter 2001
Passenger and cargo business – Change in per cent


10 %
5 %
0 %
-5 %
-10 %
-15 %
-20 %
4.9
-1.2
- 4.2
- 8.8
-14.7
- 4.6
1st–3rd quarter
4th quarter
Available tonne-kilometres
Revenue tonne-kilometres
Overall load factor

The decline in sales was partially offset by capacity reductions. By August sales had reached the previous year's level despite capacity growth of 5.8 per cent.

The consequences of the terror attacks on New York and Washington plunged the global aviation industry into its deepest crisis since the Second World War. Business nose-dived dramatically between 11 September and the end of the year. During 2001 as a whole passenger numbers in international air traffic fell worldwide by four per cent, while cargo volumes sank by as much as eight per cent. The European airlines affiliated to the AEA recorded a drop of 30 per cent in North Atlantic traffic alone, with demand on the Far East routes slumping by 17 per cent. Other burdens were the additional security measures and the dramatic rise in fleet insurance costs.

The International Air Transport Association (IATA) puts the aggregate losses of its 274 members at US$15bn, which is more than the entire profits made by the industry over 20 years. Some renowned airlines such as Swissair and Sabena were forced out of business by the crisis, especially as they had already been in trouble for some time when the attacks on New York and Washington occurred. The slackening global economic momentum had been squeezing growth rates in passenger travel – and even more so in cargo business – ever since the second quarter of 2001. In the United States many airlines only survived thanks to the US$5bn aid package from the US government. At the end of 2001 some 2,100 commercial aircraft were grounded worldwide. Approximately 400,000 people around the globe lost their jobs in the aviation industry.

Consequences for business development
The four-day closure of US air space alone imposed considerable burdens on Lufthansa in both operational and commercial terms. The first immediate casualties of the ban were the 28 Lufthansa jets which were already en route to or from North America. Thirteen of them were able to return to Germany, while the others had to land at non-destined airports. The last of these aircraft could not leave Canada until 17 September. Specialist teams trained to deal with crisis situations took care of the stranded passengers on the spot and organised their onward or return journey. In parallel with this, a crisis management team in Frankfurt directed all further steps.

Lufthansa had to cancel a total of 223 flights during these four days; 56,000 passengers were unable to travel as intended. Many others were so unsettled that they did not show up for the flight they had booked: for a time the number of no-shows was 50 per cent higher than on normal days. The lost revenue plus the additional costs of looking after the stranded passengers added up to €46m. On top of this, Lufthansa Cargo had to

Direct losses sustained in the Group's business segments in September 2001
in €m

	September 11 until September 15	September 16 until September 30
Passenger Business	45.8	85.6
Logistics	9.8	2.0
Catering	13.9	20.3
Total	**69.5***	**107.9**

**Compensation claim according to EU guidelines submitted to the German Government*

bear a financial burden of €10m. Owing to the closure of US air space, three of the cargo airline's aircraft were unable to leave the United States or Canada. Moreover, an embargo had been imposed on accepting air cargo from and to North America which was not lifted until 15 September. Further revenue losses amounting to €14m were sustained by LSG Sky Chefs from 11 to 15 September. The closure of air space meant a total loss of revenue in the leading airline caterer's home market the United States – where LSG generates more than 40 per cent of its revenue. And in the ensuing weeks its revenue in the United States was cut by half following a dramatic reduction of flights and passenger numbers. This was compounded by the fact that many US airlines curtailed their in-flight service. Up to the end of the year the revenue losses of LSG Sky Chefs vis-à-vis the normal level in the USA averaged 30 per cent. In its other markets they amounted to 15 per cent.

In line with the guidelines laid down by the European Union, we have thus submitted a total compensation claim of €70m to the German government for direct damages arising from the closure of US air space. It meanwhile appears likely that the German government will accept this claim.

Up to the end of September the Group's airlines sustained further direct burdens on their income amounting to €108m as a result of the terror attacks. Of this total, €86m related to the Passenger Business segment and €20.3m to the Catering segment. The Group's airlines suffered additional revenue shortfalls in the subsequent months, bringing the overall damage for 2001 to around €600m.

In the first few months after the assaults, Lufthansa carried 30,000 fewer passengers per day – around 25 per cent less than normal. The decline in First and Business Class was above the average. This caused a revenue downturn of €50m per week. Lufthansa Cargo likewise suffered dramatic business losses. In the fourth quarter of 2001 alone Lufthansa's airlines forfeited traffic revenue totalling roughly €550m. Added to this was the cost of tighter security measures such as additional checks of passengers, baggage and air freight at the airports, the installation of reinforced cockpit doors on the passenger fleet's aircraft, the removal of pointed or sharp objects from the in-flight cutlery sets and the deployment of sky marshals.

Steep rise in insurance costs

A particularly onerous expense, however, was the rise in the cost of providing the fleet with insurance cover. Following the terrorist assaults, the insurance companies exercised their right to terminate existing policies and cancelled their cover for war and similar risks for all airlines worldwide at seven days' notice. Although the insurers then offered adequate cover for war-related aircraft damage and passenger liability, they charged exorbitantly higher premiums – for war-induced aircraft damage they soared more than tenfold. By contrast, the insurers offered inadequate protection against third-party damages resulting from war and terror. At the moment this risk is being covered by a mixture of a basic insurance solution plus a temporary guarantee from the German government. Previously this risk was included without a specific price in the fleet insurance policy, hence the basic insurance cover alone represents an extra cost to the Group of almost US$50m. As many airline regulators around the world demand higher coverage – up to US$1bn – air traffic would effectively have been halted without the temporary government guarantees. At the moment the experts are still looking for new solutions. The damages resulting from 11 September 2001 and their magnitude require a new form of covering this risk over and above a basic level of insurance. The European airlines affiliated to the AEA are seeking to attain a uniform solution at the European level. International models are likewise conceivable, although their elaboration will doubtless take even longer on account of the different national interests. Notwithstanding this multifaceted search for solutions, however, providing protection against war and terror remains a primary responsibility of government. In particular, the government must intervene whenever damages cannot be covered by private-sector insurance corporations.

Consequences for other Group companies
The electronic travel reservation system START AMADEUS likewise recorded a considerable fall in bookings and hence business volume. In the initial weeks following the terrorist attacks it sustained double-digit rates of decrease. Although a slight improvement occurred towards the end of the year, its business level is still down over twelve months. Thomas Cook, too, had to face numerous cancellations and a reduced level of bookings over a period of several months.

In the business segments Maintenance, Repair and Overhaul (MRO) and IT Services, by contrast, the impact of the terror assaults has been delayed. IT Services is being affected by the postponement or cancellation of initiated IT projects – especially for the tasks processed with the companies belonging to the Lufthansa Group. Lufthansa Technik anticipates that the negative trend in aviation will lead to excess MRO capacities and hence to growing downward pressure on prices. The smaller output of the Group's airlines, for example, has reduced the number of aircraft downtimes and engine events for the Group's companies, and a similar development is expected in the case of external clients. Furthermore, shifts are apparent in the business jet segment, where the fall in business following 11 September has been particularly noticeable.

Countermeasures
The magnitude of the crisis manifested itself just a few days after 11 September. By the time the Supervisory Board met on 19 September, Lufthansa judged that it would no longer be possible to attain the projected earnings target for 2001. To avoid an operating loss, the Executive Board agreed a comprehensive package of measures for the Group. These included an investment freeze, a cap on spending and a halt to planned projects, a recruitment freeze, measures to reduce capacities and the grounding of aircraft. A decision about ordering the new Airbus A380 was postponed, while the planned purchase of four Boeing 747-400s was abandoned. All other capital expenditure measures as well as all current and planned projects were reviewed and – wherever possible – put on ice.

The central procurement department saved costs amounting to a double-digit million sum of euros through measures aimed at bolstering the earnings position. The successful renegotiation of existing contracts is principally due to the elaboration of novel solutions with the internal users and suppliers.

One of the chief measures we took to limit the commercial consequences was to adjust the flight schedule to the changed demand. Within nine weeks we managed to put together a new flight programme with seat capacity trimmed by eleven per cent. In this way we were able to prevent the capacity utilisation rate from falling below the economically required level.

In order to cut costs quickly on a broad front, we amended the "D-Check" efficiency-boosting campaign which we had inaugurated in April through the emergency programme "D-Check acute". This enabled us to generate extra internal cash flow of €127.2m by the end of 2001.

We also succeeded in curbing staff costs through a number of other measures: a recruitment freeze, the non-replacement of employees who left or retired, greater use of unpaid special leave, cutting overtime, running down holiday accounts, increased part-time working and – along with cutting capacity – the temporary introduction of short-time working for cabin crews. At the same time Lufthansa reached agreement in talks with the trade unions and staff representatives to prolong the collective pay agreement for both ground and cabin personnel, to suspend payment of half of the 13th monthly salary and to postpone the increase in basic pay for cockpit crews. The Executive Board, managers and executives and other senior staff are likewise making a contribution towards overcoming the crisis by temporarily forgoing part of their salary. All the personnel measures together will yield a cash flow improvement for 2002 of at least €210m.

By late September 2001 LSG Sky Chefs had already sent 30 per cent of its US workforce – around 4,200 employees – on furlough; most of them were subsequently laid off at the end of October. In Europe and Asia, too, LSG Sky Chefs cut its headcount by allowing seasonal labour contracts to expire or by terminating the probationary contracts of new staff.

All the Group's companies set in train similar measures. Given the uncertain situation, Thomas Cook launched a programme to secure its earnings position under the name "Triple T" (Team, Targets, Thomas Cook). It aims to lift earnings throughout the Leisure Travel group by around €530m in the course of the current business year. It comprises capacity reductions, the closure of unprofitable travel agencies, cost cuts and personnel measures including downsizing the workforce by around ten per cent.

To cover the extra costs incurred, for example, by the additional security measures and the higher insurance premiums, Lufthansa also introduced a ticket surcharge for passengers of US$8 per flight leg. In October Lufthansa Cargo pushed through a security surcharge of €0.15 per consignment kilogram in its market.

In recent weeks there have been growing signs of an incipient recovery. The indicators of business sentiment have brightened, and Lufthansa has registered higher bookings, especially on long-haul routes. Starting with the summer timetable, we shall therefore reactivate part of the grounded fleet and selectively expand our flight programme. However, Lufthansa does not expect growth rates to match those prevailing prior to 11 September before 2003. Together with the planned projects and measures to reduce costs, this will then allow us to again achieve results on a par with those posted during the past few years.

"D-Check" – Lufthansa Group on the test bench

Aircraft undergo a sophisticated system of regular maintenance, repair and overhaul. This is essential to ensure punctual flight operations and hence commercial success for an airline. The D-Check is the most intensive technical examination. For jumbo jets, for example, it is due after 28 million flight kilometres or 33,000 flying hours – even if the aircraft in question has flown without a hitch until then. In a D-check the aircraft is literally taken apart piece by piece, each component is meticulously examined and – where necessary – replaced.

A similarly thorough prophylactic examination aimed at safeguarding Lufthansa's ongoing competitiveness and hence profitability was ordered by the Executive Board for the entire Group back in spring 2001 under the name "D-Check – Maintaining Leadership". The idea is that our Company should be subjected to critical scrutiny even in good times. Processes and structures are being monitored and optimised according to the criteria quality, time and cost and thus efficiency is being enhanced. The overall target is defined as the generation of some €1 billion of additional cash flow – to be achieved after the project has been running for three years and to become fully effective from 2004. But these measures must not call into question the level of quality of our services to our customers and our high safety standard. Besides the central divisions directly controlled by the Lufthansa Group's Executive Board, the segments Passenger Business, Logistics, MRO, Catering and IT Services are also involved in this first Group-wide programme. The service and financial companies have likewise defined corresponding projects.

"D-Check" target: Generation of €1bn extra cash flow by 2004
Figures in €m


1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
Contribution of Business Segments
Target 2004: 1,078
Central Units 75
Service and Financial Companies 5
IT Services 15
Catering 123
MRO 74
Logistics 135
Target 2002: 409
Passenger Business 651
2001 127.2 generated

In 2001 "D-Check" – supported by "D-Check acute" achieved an extra cash flow of €127.2m

In the wake of the terrorist attacks and their economic repercussions, our efforts were refocused on achieving rapid results and immediate cost cuts. We therefore supplemented the initial programme with a "D-Check acute" plan. "D-Check" projects promising a speedy impact were brought forward and additional cost-saving measures were identified and implemented. By the end of 2001 extra cash flow totalling €127m was thus generated Group-wide of which €83m will have an ongoing effect in subsequent years.

The "D-Check" programme is being coordinated by a Group team which reports directly to the Chairman of the Executive Board and carries out continuous monitoring. In each business segment "D-Check" teams draw up the project plans together with colleagues from the individual work units and ensure their implementation. At present over 300 major projects are being processed and implemented according to predefined steps agreed between the "D-Check" teams and the controlling division. As the project managers document the progress made in a central overview, success or failure can be constantly gauged. The in-house staff newspaper *Lufthanseat*, too, reports regularly about the projects and their results.

The project's overarching aim is to achieve cash flow increases which can be sustained in future. Almost two-thirds of the overall target relates to our largest segment Passenger Business. One of the measures it is implementing, for instance, is the "Fleet Assigner" project designed to adjust capacity planning to current demand. The new "Fleet Assigner" computer system facilitates planning since it takes account not only of the cost/benefit ratios but also of the rotation of the aircraft, punctuality reserves and maintenance aspects. As a result, the passenger segment gains greater flexibility, capacity utilisation is improved and aircraft deployment is optimised. The Passenger Business segment anticipates that this will yield an ongoing cash flow potential of up to €10m. Other projects include supplementary negotiations with providers of ground handling services at our stations worldwide (currently defined savings: €2.5m for 2001, €10m for 2002) as well as with crew hotels and crew transportation companies (€2.4m savings in 2001 alone).

The activities of the "D-Check" team in the Logistics segment include subjecting the ground handling processes at the major stations to critical scrutiny with a view to cutting throughput times and process costs. Furthermore, all irregularities are being identified, recorded and analysed so that they can be avoided in future. This raises service quality and concurrently lowers costs. Improving purchasing terms and optimising procurement processes are the core activities of Lufthansa Technik's "Programme 150". The company anticipates that this will not only reduce costs but also give it a competitive edge over rival enterprises.

In addition, every single employee has been appealed to within the framework of a "D-Check" Ideas Initiative to pinpoint ways and means of boosting efficiency in the Group and to come up with suggestions for improvements. More than 1,500 additional ideas have been put forward as a result. This total demonstrates the enormous commitment of all our staff to safeguarding the Company's long-term viability. And that is a good basis for achieving the further "D-Check" goals: in 2002 the additionally generated cash flow is expected to swell to €409m.

The Lufthansa Share – under sharp pressure in 2001

The year 2001 was not a good year for the stock market. The German blue-chip index DAX lost 18 per cent of its value. And for the first time since 1992, the Lufthansa share had a lower market value at the end of the year than at the beginning. Between the first and last trading days in the year the share forfeited 44 per cent of its market value. If the 2000 dividend of €0.60 had been reinvested on the day of distribution, the loss in value over twelve months would have amounted to 42 per cent. Investors liable for German income tax received a gross dividend return of 3.3 per cent on the basis of the share price at the beginning of 2001.

The pronounced bear market caused the stock exchange trading volume for DAX companies to soar by 50 per cent compared with the year before. The sales volume remained slightly below the prior-year level, however, on account of the lower share prices. Nearly 600 million Lufthansa shares changed hands in 2001, a year-on-year increase of 55 per cent, and their trades made up 3.5 per cent of the entire DAX turnover. Lufthansa stock was turned over to the total value of more than €10bn. Some 87 per cent of this volume were handled via the electronic trading system XETRA of Deutsche Börse. Both the buying and selling of Lufthansa stocks rose noticeably in the wake of the terrorist attacks. From September up to the end of the year the traded volume was around 50 per cent of the aggregate turnover for 2001 as a whole. Sixty-one per cent of last year's shareholder changes noted in the share register were likewise made in the fourth quarter alone.

The Lufthansa share
Figures in € per share

	2001	2000	1999	1998	1997
Result per share	**–1.66**	1.81	1.65	1.92	1.44
Dividend proposed/ paid	**–**	0.60	0.56	0.56	0.46
Share price: Highest	**27.10**	27.50	23.30	28.10	19.35
Lowest	**8.88**	19.45	16.05	14.29	10.57
Year-end	**14.83**	27.45	23.10	18.82	17.28
No. of shares in millions	**381.6**	381.6	381.6	381.6	381.6
Lufthansa's market value at year-end in €bn	**5.7**	10.5	8.8	7.2	6.6

No dividend payout

Given the unsatisfactory result in 2001, this time round the Executive and Supervisory Boards will not recommend to the Annual General Meeting that a dividend be paid. In 2000 Lufthansa paid a dividend of €0.60 per share.

Lufthansa share outperforms DAX

The share prices of European airlines have developed more or less in parallel since the start of 2001. They lost ground increasingly due to the slackening overall economic momentum and the evident problems being encountered by the US airlines, reaching a low point at the end of September following the terror assaults. The Lufthansa share touched bottom on 21 September at €8.88. However, it showed signs of recovery from October onwards, by which time Lufthansa's equity valuation, which had sustained noticeably larger losses than the DAX average after 11 September, was outperforming the German blue-chip index. Whereas the DAX showed no clear orientation, the Lufthansa share registered a steady rise.

Investors rewarded the Company's rapid reaction to the crisis and took advantage of the low price to purchase Lufthansa stock. Following the lows reached in September, the Lufthansa share price climbed by more than 100 per cent in the space of six months.

In spring 2001 equity analysts disagreed about the timing and intensity of the global economic downturn and the implications for individual airlines. Some analysts gauged the incipient recession correctly and downrated Lufthansa's stock just as they did with the stock of the other airlines right at the start of 2001.

The consequences of the terrorist attacks presented a hitherto unknown challenge to analysts and investors, too. Conventional valuation models and estimates of demand trends were no longer applicable. They were also unsure about the capacity and cost trends. Generous subsidies granted by the US government to most US airlines and the still unclarified issue of insuring against war and terror risks unsettled analysts and investors alike, amid fears of competitive distortions.

The business models of the no-frills carriers are rated positively across the board by financial analysts, who have been impressed by the commercial success of these carriers even during the crisis. Among the major European airlines Air France and Lufthansa receive the best ratings.

Positive factors in Lufthansa's case are its rapid adjustment of capacity in line with market demand and its immediate launch of a cost-cutting programme. This applies also to its financial management system which is geared to the cost of capital. In addition, Lufthansa's sound underlying financial position is underscored by the good ratings given to Lufthansa by the agencies Moody's and Standard & Poor's – Baa1 and BBB+, which are the best ratings in the industry apart from Southwest Airlines – plus the successful placement of the convertible bond.

On the other hand, the analysts view with concern the rise in the Lufthansa Group's indebtedness in the course of 2001, due chiefly to the acquisition of the outstanding shares in Sky Chefs USA. They expect a rapid turnaround of the situation at LSG Sky Chefs and hence an accompanying reduction in the debt level.

In terms of technical chart-tracking, the Lufthansa share is on an unbroken medium-run climb which has been confirmed several times since originating in September. The long-run trend has brightened noticeably with the crossing of the €16.50 line in early January. Given a generally positive valuation of the underlying trend, the upward movement may be expected to continue. If the share manages to break through the resistance barrier at €19.50, it could potentially rise over the medium term to the next entrenched line around €23. In March 2002 most analysts anticipated a stock price potential for the Lufthansa share of between €20 and €23.50. The number of Buy recommendations has also increased noticeably.

Stock-market value of Deutsche Lufthansa AG
in €bn, up to 2001 at year-end



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8
6
4
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€bn
1997
1998
1999
2000
2001
31.3.2002

Share programmes for staff and executives

In 2001, as in previous years, we offered the employees of the Lufthansa Group part of their agreed performance-related bonus in the form of equity-based participation models. They were able to choose between traditional employee shares and participation in the "LH-Chance" programme, under which a substantial number of Lufthansa stocks are financed by an interest-free loan from the employer. In 2001 some 43 per cent of the workforce preferred the acquisition of equities to a cash payment.

Lufthansa's share price trend
Compared with the German DAX index


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Lufthansa share
DAX indexed on January 2, 2001

The "Lufthansa Chance IV" programme ended in June 2001. The cooling of the economy caused Lufthansa's share price to decline, with the result that the purchase price was not quite equalled. The share price shortfall of 1.6 per cent was made good by a price hedging scheme set up as part of this programme.

For senior executives we introduced the programme "Lufthansa Performance" in 1997. It consists of an investment in Lufthansa stock coupled with an outperformance option. This rewards participants with a bonus payment if, on termination of the programme, the Lufthansa share has performed better than an index of listed European rival carriers. The bonus scheme "Lufthansa Performance 1998" expired in March 2001 and was able to repeat the resounding success of the previous year's programme with an outperformance score of 75 per cent. This was way above the upper ceiling of 40 per cent. This feat was not equalled when "Lufthansa Performance 1999" expired in January 2002. Even in this turbulent phase, however, the Lufthansa share outperformed the index of rival carrier stocks by 29 per cent.

Continuous investor relations work

Our investor relations work remained focused last year on North America and the European financial centres. The majority of airline analysts are based in London, as are major institutional investors. In addition, investors in Dublin, Edinburgh, Milan, Munich, Geneva, Zurich and Paris were informed about the Company's current situation. New York, Boston, San Francisco, Los Angeles, San Diego plus Stamford and Montreal were the stations of two roadshows in America.

The Internet is increasingly becoming the central medium for information-gathering both for retail investors and for analysts. This is borne out by the surge in the number of visitors to our site on the days on which traffic data or quarterly reports are published. The number of site hits climbed to 1.4 million per month. We have meanwhile completely redesigned our Website www.lufthansa-financials.com and have restructured it on the basis of a content management system. It can now also be accessed additionally via the Lufthansa Intranet without Internet authorisation. This means that our employees, half of whom also own stock in the Company, can log on to the comprehensive and current information about Lufthansa's share performance stored on the Web.

Share of institutional investors rises further
The volatile trend on the equity markets is unsettling many private investors, who are turning instead to bonds or else putting their money into share-based mutual funds. The plunge in Lufthansa's share price in the wake of 11 September briefly attracted more retail investors back to reinvest in Lufthansa.
The stable upward trend in our stock price during the past few months then caused this trend to reverse. On 31 March 2002 the ratio of retail to institutional investors was 28:72. The number of private investors listed in Lufthansa's share register concurrently stood at 432,500. The percentage of German shareholders shown there was 63.4 per cent.

Renewed authorisation to buy back shares
The 48th Annual General Meeting (AGM) held in Cologne on 20 June 2001 again authorised the Executive Board to buy back up to ten per cent of the Company's current issued capital. The authorisation is valid until 19 December 2002 and is to be extended by a resolution of the AGM up to 18 December 2003. The Executive Board has made no use of this authorisation to date. Nonetheless, this facility, which is now a standard instrument of large public corporations, is to be retained in order to give Lufthansa a wider range of options.

Lufthansa convertible bond issued
On 6 December 2001 Lufthansa placed a convertible bond issue with a volume of €750m. Owing to the strong market demand, the interest coupon was set at just 1.25 per cent p. a. The conversion price is €20.16 per Lufthansa share, which works out at a conversion premium of 28 per cent compared with the share price on the day of issuance. The convertible bond has been traded on the Luxembourg stock exchange since 28 January 2002.

The bond has a maturity of ten years. It is callable by Lufthansa after three years at the earliest, but only if the average price of the Lufthansa share at that time is at least 30 per cent above the conversion price. Investors may cash in their bonds after four, six and eight years at the issue price. The issuer of a convertible bond grants investors the right to convert their bonds at a fixed price (in this case €20.16) into the company's shares even if the current market price of the share is higher. The period for exercising this conversion option commences on 31 May 2002 and ends on 16 December 2011. To enable the bond to be placed as quickly as possible, shareholders were debarred from subscribing. In launching this convertible bond, Lufthansa has largely exhausted the conditional capital increase authorised by the Annual General Meeting on 16 June 1999 (section 4 of the Company's Articles of Association).

Lufthansa share included in further ethical indices
Following the Dow Jones Sustainability World Indices, the Ethics Index FTSE4Good Europe set up in July 2001 also honoured Lufthansa's endeavours in the field of ecologically sustainable business practice and environmental care. As a result, Lufthansa is included in both indices, whose members are selected according to social and ecological criteria. The ethical indices give advice to the growing number of investors who wish to invest their money in a socially responsible way. Consequently, the Lufthansa share has good prospects of being included in a range of financial products.

In addition, the Lufthansa share is listed on the German DAX 30 index and FAZ index as well as being represented on the other Dow Jones EuroStoxx indices, MSCI Euro, MSCI Pan Euro and the FTSE Eurotop 300.

Strengthening customer loyalty – and integrating new technologies

Providing customers with a high quality of service at market prices is one of the goals of all the companies in the Lufthansa Group. This is a principle to which we adhere, even in adverse conditions. By flexibly adjusting capacity, boosting efficiency and streamlining production processes we can cut costs without impairing the level of service, and thereby secure the economic basis of the company. Our focus is also on strengthening customer loyalty. To that end we are continuing to exploit the opportunities presented by new technologies – in our communications with customers and in the development of new services. With the aid of new technologies we can also optimise our successful customer loyalty programmes.

Drop in passenger volume

In the wake of the terrorist attacks on New York and Washington Lufthansa recorded a drop in the volume of passenger business for the first time since 1981. On and after September 11 we not only sustained a dramatic slump in demand but also faced the enormous practical problem of looking after the needs of 56,000 passengers – who were unable to depart on flights as booked, whose flights had been diverted, or who were stranded for four days at Canadian airports – and take them to their desired destination. Lufthansa's crisis management strategy rose to the challenge. The moment transatlantic air space was reopened, special Care Teams flew out to Canada, where they attended to the passengers and helped to organise their onward transportation or fly them back to Germany.

In cooperation with airport operators and government authorities, we very soon succeeded in tightening security and were thus able to adapt our services to the new requirements. We notified customers of all associated changes, such as extended check-in times, in advertisements, via our hotline and through our Website.

The flight schedule also had to be adjusted in line with the fall in demand in order to minimise the economic repercussions. In doing so, we sought to continue providing customers with the accustomed dense network of flights and a wide range of destinations. Consequently, we reduced the number of flights or deployed smaller aircraft. Meanwhile, network management did its utmost to ensure fast and convenient transfers at our two hubs Frankfurt and Munich. Looking ahead, we also made sure we could respond promptly to a recovery in demand by expanding the available flight capacity at short notice. With the introduction of the summer timetable we began restoring the reduced flight programme; those flights which were suspended in the wake of the terrorist attacks will gradually be reinstated. The expansion of Munich as Lufthansa's southern hub, which had progressed well until the events of 11 September, will be resumed. Starting this summer, we will add three new intercontinental destinations to our timetable – Boston, Tokyo and Shanghai. Construction of the new terminal at Munich Airport is likewise well advanced. The topping-out ceremony was held on 26 November 2001. Munich's Terminal 2 will open for business in summer 2003 and will be reserved exclusively for Lufthansa and its partner airlines. It is designed to cope with up to 25 million passengers. Right from the drawing-board stage, the new terminal was designed around the concept of seamless travel, i.e. enabling travellers to change planes as conveniently and speedily as possible.

Alliances: one of the pillars of our success

Even in the present tough operating climate, Lufthansa is keeping to its aim of offering customers a comprehensive network of connections all over the globe. We achieve this in part thanks to our collaboration with partner airlines. Despite the current crisis, the Star Alliance – the world's most successful airline partnership uniting 14 carriers – serves 729 destinations in 124 different countries. Henceforth plans will focus on further coordinating the partners' flight programmes and harmonising their respective distribution pro-

Star Alliance 2002
Total offer of the partner airlines in summer 2002

	2002
Daily departures	11,000
Fleet	2,000 aircraft
Number of destinations	729
Countries served	124

cesses. Since the end of 2001 Star Alliance GmbH in Frankfurt, a small and efficient management team, has been systematically advancing the inter-airline projects with a strong customer orientation. A major step forward came with the successful implementation of StarNet, a common IT structure for all Alliance partners. This shared IT platform enables the partners of the world's leading airline alliance to gain access to the computer systems of the individual Star members without needing to re-engineer their own IT systems.

In those markets which are not intensively served by the Star Alliance, Lufthansa's position is secured by bilateral partnerships with varying levels of integration. In addition, such one-to-one collaborative ventures enable us to achieve a stronger presence in strategically important markets such as China.

Following approval by the antitrust authorities, Lufthansa's cooperative link with Eurowings in Germany has developed successfully. Some 210 flights per day are currently operated under a code-share number, mainly from regional airports in Germany's most populous state of North Rhine-Westphalia as well as from the southern German city of Nuremberg. Our regional partner airline was voted the winner of the Gold Award 2001/2 by the European Regions Airline Association. Eurowings is continuing the fleet renewal programme which it began in 2001 and has ordered 15 CRJ 200s for delivery by 2003. Another form of cooperation which has proved a success is the "Team Lufthansa" concept. Under this banner European regional carriers have for the past five years been flying point-to-point between European cities as well as providing feeder services to Lufthansa's hubs. In total they offer 1,644 flights per week.

Expansion of Internet channels for customer contacts

In communicating with our customers we continue to make use of new technologies. Last year we increased our revenue earned via our Internet platform www.lufthansa.com by 100 per cent compared with 2000, while the number of site access hits virtually doubled. Since 2001 the Lufthansa InfoFlyway portal has been present in 70 international markets worldwide with local versions. In the current year price transparency and direct client access through personalised offers will make InfoFlyway even more attractive.

In October 2001 the Corporate Flyway virtual gateway (www.corporateflyway.com) was introduced in Germany for companies which have no contractual third-party travel management arrangements. In the first three months alone no fewer than 500 firms signed up for the Corporate Flyway facility and now use the electronic services it offers such as online bookings, Web-based check-in as well as the travel manager function and the supporting online booking statistics software for internal controlling purposes. Further service functions are to be added this year – e.g. the depositing of tickets at airports and waiting list registration with SMS confirmation. PartnerPlusBenefit, a new assistance programme for small and medium-sized enterprises accessible by means of an Internet tool (www.partnerplusbenefit.de) has been available on the German market since September. By the end of 2001 some 1,700 participants had already enrolled.

Development of Lufthansa InfoFlyway
www.lufthansa.com

	2000	2001
Page views (in millions)	252	487
Segment bookings	243,000	391,000
Registered customers	1,700,000	2,794,000
Registrations for Miles & More	150,000	265,000

Internet bookings have special advantages for Lufthansa: 68 per cent are for journeys with an electronic ticket, while 70 per cent relate to flights in Business or First Class.

Opodo, www.opodo.de, an online travel agency operated jointly by nine leading European airlines, is now up and running in Germany, the United Kingdom and France. Within a very short time it has become the second-most popular travel Website in Germany in terms of the total number of visitors. With its wide-ranging reservation facilities, simple user navigation and a strongly customer-oriented service, the new portal should increase the revenue generated online by the partner airlines. Versions in additional languages will go live in the course of this year. Lufthansa has a 23 per cent stake in the company that operates the site.

The service quality of our call centres has been further enhanced thanks to the language dialogue systems that were introduced in Germany in autumn 2001. They inform callers about departure and arrival times, give Senators and Frequent Travellers information about their mileage account and provide a virtual check-in service for Miles & More flyers travelling with an electronic ticket. A newly inaugurated innovation is the Baggage Call Center which is open from 7 a.m. to 11 p.m. each day to deal with any problems concerning passengers' luggage.

Almost 60 per cent of Lufthansa customers flying on domestic routes in Germany today use the electronic ticket etix®. This "paperless" flying facility can now be used to reach a total of 183 destinations, over half of which are served by our European partner airlines. Passengers who take advantage of etix® no longer need to order and pick up a paper ticket, and they are also able to check in faster. Users of etix® can now register effortlessly at over 300 automated Quick Check-in terminals via credit card or customer card – in some cases with accompanying baggage. Our etix® passengers with an ATB ticket can now find such easy-boarding terminals at 22 European and 20 German stations as well as 16 corporate locations or hotels. In Germany this service was used 4.6 million times last year, 450,000 of them by passengers travelling with baggage. Sixty per cent of etix®/ATB ticket holders travelling without luggage now obtain their boarding pass from Quick Check-in terminals installed in Germany and other countries. Checking in via the Internet or a WAP-enabled mobile phone is also becoming increasingly popular. Moves are afoot to extend the worldwide network of etix® and Quick Check-in access points.

Etix® travellers also enjoy accelerated boarding at selected gates in Frankfurt, Munich, Hanover and Berlin-Tegel. With their boarding card, passengers can gain access to the aircraft via the Quick Boarding turnstiles set up at those airports without having to go through the conventional boarding procedures.

Miles & More now multi-sector customer loyalty programme

Europe's largest frequent flyer programme – Lufthansa Miles & More – has grown into a multi-sector customer loyalty system with a high quality claim. New marketing and airline partners in the travel industry (e.g. Eurowings, Deutsche Bahn) and the financial services sector (e.g. Deutsche Bank 24, Deutsche Bank private Banking, Activest, Deka) as well as the automobile industry (Audi, Porsche) and the major energy utility E.ON have further boosted the attraction of Miles & More since

Miles & More: Development since 1997
6.3 million members
Growth rate: more than 21 per cent


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the abolition of the Rebate Act in summer 2001. Over 100 marketing partners now participate in Lufthansa Miles & More.

Thanks to special Miles & More sectors on the Internet we have further enhanced the service. For example, customers can not only register online but also book premiums. Through the introduction of global Star Awards and cooperation with Air China we now also have an excellent international platform. With over 100,000 bookings of frequent flyer awards a year Miles & More ranks among the top customer loyalty programmes worldwide.

The Lufthansa Card programme also attracted new customers last year. The current 170,000 cardholders account for around 15 per cent of the total turnover generated by the VISA credit card in Germany, and for each euro charged to the card they are awarded one air mile. The average annual turnover per cardholder of €12,300 is many times higher than the average of all cards. The Lufthansa AirPlus Corporate Card, too, is meeting with increasing public acceptance: 500,000 such credit cards for firms are in use at present.

The attractiveness of the Payback card which was introduced in Germany in March 2000 has been additionally enhanced by the combination since February 18 of a bonus and credit card (VISA). This is a collaborative venture between the operating company Loyalty Partners (of which Lufthansa owns 51 per cent) and Landesbank Baden-Württemberg. Twenty enterprises in diverse economic fields are now associated with this leading multi-sector customer card system; at the end of January 2002 a total of 15 million cards were in circulation.

Personalised contacts are another means of forging and cementing customer loyalty. To this end Lufthansa has developed a customer value evaluation procedure (Customer Equity). This makes it possible to promptly identify and personally contact customers at all service points. At the same time we are stepping up our direct marketing activities through which the client receives product offers tailored to his or her individual requirements. The Customer Equity data tool also embraces the specific development of new services in the context of Customer Relationship Management (CRM), the aim of which is to nurture contact with clients and in this way secure their loyalty.

Payback bonus programme – the pacesetter in Germany
Active cards in millions


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Since the start of the programme on 13 March 2000, a total of 16.1 million users were gained, €29m was paid out in discounts.

With a view to widening its customer base Lufthansa launched a new international advertising campaign in spring 2002. The campaign's key message is to highlight the demand for individual mobility and to couple this with Lufthansa's supply profile. The adverts spotlight the extensive route network with its abundant connections and frequencies, the wide range of products and services, the Miles & More reward scheme and attractive fares. Special emphasis is also being placed on two core competencies that are Lufthansa's hallmark – reliability and safety, which have become a prime concern of passengers since 11 September.

The advertising campaign connects with all of the company's communication channels such as direct marketing and sales promotion. A major role will be played by direct targeting through mailshots or e-mails. On top of this, we are using new innovative forms such as special placement in TV and cross-promotions with major publishing concerns. The principal target group is the business passenger, but we are also seeking to gain the interest of private travellers through attractive price offers. We are focusing our efforts even more intensely than before on our strategic markets.

In-flight gourmet highlights

In 2001 we again treated our First and Business Class to a range of culinary highlights. The "Connoisseurs on Board" concept, which we will continue in 2002, is based on the idea of haute cuisine and extra-special service. For long-haul flights we have engaged three-star chefs to create gourmet in-flight menus. In May and June 2002, for example, the internationally acclaimed chef Paul Bocuse will pamper our First and Business Class diners. At the start of 2002 the "Star Chefs" concept received the prestigious Diamond Award from the renowned catering magazine *Onboard Service*. On continental flights we serve specialities from various European regions as part of our "Taste Europe!" programme.

For young travellers we introduced a further refinement of the special children's service package "Lu's World" in August 2001. It comprises lovingly prepared kiddies' menus, a new range of cabin toys and – for youngsters flying Business and First Class – a specially designed travel set in the shape of the elegant bird that is Lufthansa's emblem – the crane.

Our in-flight service concepts are continually analysed and optimised. Thus at the moment the in-flight service processes on long-haul flights are being thoroughly scrutinised. Our overriding aim is, of course, to ensure a consistently high-quality product for our passengers on an ongoing basis.

Coming this year: high-speed in-flight Internet access

Implementation of the "airborne office" is advancing rapidly with the imminent introduction of high-speed in-flight Internet access. This will provide our passengers with similar working facilities to those they are accustomed to on the ground. At the end of 2002 when satellite reception is guaranteed over the entire North Atlantic the new tool will undergo a final trial run on board a Lufthansa jumbo jet. Our MRO subsidiary Lufthansa Technik created the technical basis for the system's on-board instalment together with Boeing. With the introduction of this Internet technology on board, we will open up a new dimension of interactive entertainment and information for our customers.

New staff uniform introduced

At the beginning of this year the first service professionals on the ground as well as our cockpit and cabin crews were fitted out with the new Lufthansa uniform. As of May all of the 25,000 staff in direct contact with customers will be wearing it. The collection uses fine fabrics and eye-catching designs and details. It was fashioned – naturally in Lufthansa's traditional colours – by the German designer label Strenesse. Its introduction was preceded by an intense development phase. Various conditions had to be met. For instance, the uniform needs to withstand the rigours of different working areas and climatic zones yet always look smart. To satisfy all these requirements the experts devised a new material: a combination of Australian sheep's wool and an elastane/polyamide blend. The resulting properties ensure that the material is dry-cleanable anywhere in the world while affording maximum freedom of movement. Prior to the introduction, 200 staff members had the opportunity of testing the new uniform for six months in a wide range of working environments. The refashioning project was not limited to creating a new design and ensuring optimal functionality; it also included the development of a new service centre, a new IT concept and an improved distribution system. Overall, the new-look programme led to a saving of 20 per cent in clothing procurement costs.

Customer satisfaction regularly monitored

The constantly refined system of monitoring product quality records our customers' up-to-the-minute opinions and supplies reliable data on the market response to our product. Each year 250,000 interviews are conducted on board, among Miles & More clients, among users of our direct distribution channels as well as among users of rival airlines. These surveys are supplemented by 70,000 interviews aimed at gauging the degree of satisfaction with the services of our partner airlines. On the basis of this comprehensive pool of data we adjust our product continuously and promptly to our customers' wishes.

It is particularly pleasing to note that the high degree of customer satisfaction with regard to the friendliness and efficiency of our service professionals on board achieved in 2000 in fact rose in the year 2001.

The task of assuring a high level of quality also extends to our operational processes. The Hub Control Center at our main flight base in Frankfurt, for example, has proved an extremely useful central control system for all the ground handling processes relating to our aircraft. From here an average of 400 to 450 departures per day are coordinated centrally by 350 employees from eight different companies. In the event of any irregular or untoward occurrences, quick decisions can be made, thereby avoiding negative consequences for our customers.

Air Cargo Award 2002 for Lufthansa Cargo

Even in the crisis year 2001 Lufthansa Cargo maintained its market leadership in the air cargo sector. This achievement was due, among other things, to the cargo carrier's high quality standards and the attractiveness of its time-definite products, which are now available at 95 per cent of the destinations all over the world. The company received the Air Cargo Development Award 2002 from the leading US trade journal *Air Transport World* for its innovativeness and customer-oriented logistics service. The range of service packages tailored to the specific requirements of individual branches, which was inaugurated in 2000, was expanded last year to include another product – Live/td. This new logistical concept for transporting live animals not only provides special services for clients but also allows them to choose the precise time of transportation. The in-depth expert knowledge of the people working in the animal transport unit guarantees the highest quality. For many years Lufthansa Cargo has been considered by people in the know as one of the most experienced transporters of animals in the world. Additional innovations available since the end of 2001 are time-definite airport-

Prizes and awards for companies in the Lufthansa Group

Airline of the Year 2001	The prestigious US trade magazine *Air Transport World* names Lufthansa CityLine "Regional Airline of the Year 2001" in January 2001.
Laurels 2000 Award	In February 2001 the renowned *Aviation Week & Space Technology* magazine presents the Laurels 2000 Award to Jürgen Weber (Lufthansa CEO and Chairman) and Jim Goodwin (CEO United Airlines) for their outstanding achievement in forming the Star Alliance.
Golden Award for "Best Practices in Enterprise Management"	In July 2001 Lufthansa Systems receives the Golden Award for "Best Practices in Enterprise Management" from BMS Software Inc., one of the world's leading software manufacturers, for its implementation of an IT strategy for the Lufthansa Group.
Airline of the Year	For the first time, the Gold Award made by the International Association of European Regions Airline Association goes to Germany – to Lufthansa's regional partner airline Eurowings.
Avion Award	Lufthansa accepts the Avion Award at the annual conference of the World Airline Entertainment Association (WAEA) for its inflight video magazine "Magazin on air".
European Intermodal Award 2001	In November 2001 Lufthansa pockets the European Intermodal Award 2001 for its AIRail pilot project. AIRail networks rail and air services and replaces short-haul flights with ICE connections.
Environmental Prize 2001	Lufthansa receives the Environmental Prize 2001 awarded by the German Committee for the Promotion of Environmentally Aware Management B.A.U.M. e.V. for its longstanding commitment to environmental protection based on a preventative and holistic approach.
Business Traveller Awards	The highly rated *Business Traveller Deutschland* magazine votes Lufthansa the safest airline in 2001 in the categories National/European and International Flights. The certificates are presented to Lufthansa in February 2002.
Image Profile 2001	In January 2002 about 2,500 selected jurors vote Lufthansa the company with the best image in Germany in the category Transport and Leisure Travel. This was the result of a survey carried out by *Manager Magazin* to analyse the image of major German companies.
Five Star Diamond Award	Lufthansa is presented with a Five Star Diamond Award by the renowned American Academy of Hospitality Sciences in March 2002.
Cargo Development Award	In March 2002 the US trade magazine *Air Transport World* presents the Cargo Development Award to Lufthansa Cargo in recognition of the company's innovative strength and customer-oriented logistics services.

to-door delivery for the express product td.Flash and the service package for perishable goods Fresh/td.

Following the harmonisation of the respective express products of Lufthansa Cargo, SAS Cargo and Singapore Airlines Cargo, the network available for these top-notch products was extended as of 1 October 2001 to a total of 493 destinations. The three-carrier cargo alliance WOW was thus able to offer its customers its first joint product. Since last summer Lufthansa Cargo, together with Air New Zealand, has provided the first Round-the-World-Service, thereby enabling it to establish a presence in the South Pacific.

In order to provide an enhanced service for its charter customers and respond faster to their enquiries, Lufthansa Cargo has repositioned the rapidly expanding Charter Services segment as an autonomous business entity. Among its prominent regular customers are leading international freight forwarders, the organisers of the Formula 1 motor races and the International Olympic Committee.

Lufthansa Cargo also extended its e-service range last year. Product description and information, booking and tracking facilities are now all possible via the Internet. The e-booking tool gives forwarding firms electronic access to the cargo airline's entire product and service range worldwide. Around 1,000 bookings a week are currently made via e-channels.

Top ratings scored in customer surveys
Lufthansa Technik has considerably expanded the operational scope of its Internet portal. All aspects relating to the repair of aero-engine components can now be tracked online. Clients of the Lufthansa Technik group can also call up status reports and information on current job orders. Moreover, Lufthansa Technik has increased its network of international outlets to ten. Thanks to additional production locations in Asia, America and Europe, the company is now closer to its customers. The service range available in the United States for the engines of business and regional jets as well as for aircraft components made of composite materials is being expanded. In China the new operating unit Lufthansa Technik Shenzhen located near Hong Kong has commenced business, while Lufthansa Technik Philippines is developing a capability in Manila to also overhaul the Airbus A330/340 from 2003.

Technik's interesting product innovations include a process developed jointly with industry for the flexible coating of plastic foil on aircraft parts. For the division's paintshop in Hamburg this provides a low-cost method of using the exterior surface of aircraft for advertising displays. In the field of high-tech products the installation of convenient in-flight Internet access remains a focal point of Lufthansa Technik's development work. The technological preconditions for Internet access on scheduled flights have now been completed.

The customer base was again widened last year. Following the 97 contracts that were newly clinched in 2001, the total number of clients rose to over 320. Lufthansa Technik was entrusted with the technical servicing of 724 aircraft, which was 72 more than in the prior year. Just how well satisfied the customers are with the company's performance is attested by a customer survey carried out in 2001. Lufthansa Technik obtained top scores both for the quality of its work and its image. It fully met all the main customer demands such as punctual delivery, short throughput times, top-quality workmanship and flexibility.

More customers in the United States
Through the acquisition of the remaining equity stake in Onex, LSG Sky Chefs significantly increased its customer base in the United States. Until 11 September the company generated over 40 per cent of its total revenue in the North American market. One new customer in the region is the UK airline Virgin Atlantic, for which LSG Sky Chefs now provides catering at ten US airports. Following the terrorist attacks, LSG Sky Chefs developed modified in-flight catering concepts in tandem with its airline clients.

New flight catering operations were opened in Friedrichshafen/Germany, Charlotte, North Carolina/USA, Bangalore/India and also in Chengdu and Hangzhou in China. The subsidiary eLSG SkyChefs founded last year offers airline customers and suppliers Web-based solutions for procurement, order and stock tracking and process support.

Thomas Cook launches quality offensive

Following the take-over of Thomas Cook UK in April 2001, C&N Touristic AG changed its name to Thomas Cook AG. The new corporate brandname is also being used in the company's distribution activities as it is widely regarded as a by-word for quality in service, among our hotel partners and in the on-site assistance provided to holiday-makers; it is also the umbrella name for all the leisure group's operations. To promote enduring customer loyalty to the leisure travel group, Thomas Cook launched a quality enhancement campaign in Germany and Belgium in September 2001. Its aims include improving the quality of the service and advice provided by travel agencies and of the all-round help provided for the guests at their holiday destination. On-site quality assurance managers regularly inspect the performance of local agencies, transfer providers and tourist guides. And they ensure that any major shortcomings identified by guests are dealt with within 24 hours.

The Thomas Cook group's charter airline Condor Flugdienst continues to enjoy great popularity among passengers. In a poll conducted by the consumer magazine *test* in November 2001 Condor scored either "very good" or "good" ratings in all categories.

International locations ensure customer proximity

Lufthansa Systems gained numerous additional airlines as new customers last year in the IT Services business segment. With its network of branches and affiliates, the IT group is now represented outside Germany at 17 locations in 13 countries. The full-service IT provider has been outstandingly successful in the field of system integration. A case in point is the implementation of the system-bridging communication system StarNet for the Star Alliance partner airlines. At the Star Alliance partner bmi the computer experts from Lufthansa Systems installed 19 passenger-related Lufthansa IT systems in a very short time. In the wider aviation field, too, Lufthansa Systems was able to extend its customer basis. One of the most important projects in progress is the contract to design the IT architecture and infrastructure for the new Terminal 3 at Manila Airport, in which Lufthansa will also be housed. With the integration of Swissair Flight Support into the Lido FlightNav system, Lufthansa systems also enhanced its know-how in the field of flight management and cartography, customer portfolio, databases and services and in the process generated significant extra benefits for both present and future clients.

The key objective of the entire Lufthansa Group in the current year is to win back the customers lost due to the global economic downturn and the terror assaults in the United States. This applies especially to the group's passenger airlines. Many people feel insecure, while others are currently using our services less intensively than before for cost-saving reasons. With the aid of additional security measures – sky marshals on board, reinforced cockpit doors, more stringent security checks among staff and during check-in at airports – we are seeking to restore our customers' confidence in the safety of air travel so that we can quickly return to the successful commercial track record which we have established in the past few years.

Lufthansa staff demonstrate solidarity amid the crisis

At the start of 2001 the Lufthansa Group was embarked on a clear path of growth. The output of the Group's airlines alone rose by 6.9 per cent in the first quarter, with a corresponding impact on the size of the workforce. In the year under review 87,975 men and women were employed by the Lufthansa Group on an annual average. However, the 26.5 per cent jump in headcount year-on-year was largely due to a change in the group of consolidated companies. The incorporation of Sky Chefs USA with effect from 1 June on its own caused the annualised average total number of employees to swell by 12,954. Six companies belonging to the Lufthansa Technik group were likewise consolidated for the first time. By contrast, GlobeGround GmbH dropped out of the Group as from 1 August. On 31 December 2001 a total of 90,008 people were on the staff of the Lufthansa Group, which was 27.3 per cent more than at the end of 2000.

The dramatic slump in the business climate in the wake of the terrorist assaults called for incisive measures. A recruitment freeze, unpaid special leave, the reduction of overtime working and an extension of part-time labour contracts were initiated with the aim of curbing staff costs and thus easing the overall financial strain. In the case of cabin crews, besides reducing capacity, we introduced short-time working on a large scale during the period from November 2001 to April 2002. LSG Sky Chefs was even forced to lay off staff at its US catering facilities. The need for further compulsory redundancies in the Group was successfully avoided thanks to cost-cutting agreements with the trade unions.

Revenue per employee
Lufthansa Group, annualised average employee total in €thousand


210
200
190
180
170
160
€000
1997
1998
1999¹⁾
2000
2001¹⁾

¹⁾Due to changes in the group of consolidated companies figure cannot be compared with those for previous years.

More staff in the business segments

The Passenger Business segment employed 33,983 persons on average last year, or 5.4 per cent more than in 2000. An especially large increase in flight personnel was recorded. Altogether 17,060 men and women were employed in the cabins and cockpits (+5.8 per cent).

The largest year-on-year expansion in the labour force was registered by the Catering segment as a result of its acquisition of Onex Food Services in the United States effective 1 June 2001. The annualised staffing volume shot up to 28,962 (+122.5 per cent). On the reporting date 31 December the world's leading catering group numbered 34,310 employees, which was 162.0 per cent up on the previous year.

In the Maintenance, Repair and Overhaul segment the personnel total climbed by 25.0 per cent, mostly owing to the newly consolidated companies. The staff capacity of Lufthansa Technik AG grew by 6.7 per cent on account of the positive course of business. In particular, the growth of the MRO business boosted the size of the workforce employed in and around Hamburg and Berlin by 11.8 and 8.3 per cent respectively. In Munich 20.2 per cent more persons were on Lufthansa's payroll. The main impetus in this case came from the further expansion of Munich Airport to become Lufthansa's second hub. The Group created a total of 2,347 additional jobs at its sites in Germany.

A big rise occurred in the number of staff employed outside Germany, above all because of the expansion of the LSG group in the United States. On 31 December the international contingent made up 36.2 per cent of the Group's overall workforce. Of the 32,599 employees outside Germany, 21,191 alone were based in the United States. The percentage of female employees in the Group also rose slightly to 42.7 per cent (LSG Sky Chefs group not included); in the Passenger Business segment women accounted for no less than two-thirds of the staff total.

The increased offers made amid last year's crisis to switch to part-time working met with keen interest. In 2001 15.6 per cent of all employees had part-time labour contracts.

National and international training

In 2001, despite the crisis, we offered firm contracts to all suitable and interested apprentices and trainees at the end of their training. They included 18 air traffic business management assistants who, parallel to their three-year training at Lufthansa, acquired a degree in business administration (BA) at the vocational training academy in Stuttgart. A total of 179 young pilots graduated from the Lufthansa Pilot School, while about 2,500 service professionals embarked on a Lufthansa career serving the customers as flight attendants or staff at airports or call centres.

At the end of the year under review 1,307 young people were undergoing a state-recognised vocational training course. This was a year-on-year increase of 31.8 per cent. This figure includes 25 international airline professionals being trained by us at locations outside Germany. They receive a thorough grounding in the aviation business, which enables them to assume responsible posts in their home countries.

In 2001 over 50 per cent more young people began a state-recognised training course in the Lufthansa Group than in 2000. In the field of technical professions we more than doubled the number of new recruits.

In 2002, too, we are maintaining our training programme. Only in this way can we grow commensurately with the anticipated overall economic recovery and seize our business chances. In the Passenger Business segment we hope in the second half of this year to resume training courses for up to 280 service professionals destined for in-flight or airport-based employment.

Difficult wage settlements

The year 2001 was characterised by difficult collective pay settlement negotiations. In March a warning strike took place shortly before the end of pay talks for the around 55,000 ground and cabin staff covered by Group collective pay settlements. In the new agreement, which is scheduled to run for 14 months, the two sides reached agreement on a 3.5 per cent increase in remuneration together with a share in the 2000 profit in the form of a bonus payment (10 per cent of the monthly compensation) plus a one-off payment of DM1,100. As in previous years, employees were given the option of choosing between a cash payout, staff shares or the opportunity of participating in the equity performance programme "Lufthansa Chance". No fewer than 43 per cent of the staff opted for an equity-based bonus.

The pay negotiations with Vereinigung Cockpit (VC), the union representing the pilots, were much more difficult. After the two sides were unable to reach agreement, VC called on its members to vote on taking strike action. The ensuing action caused considerable disruption to flight operations and substantial revenue losses. Only on the basis of arbitration under the auspices of the former German foreign minister Hans-Dietrich Genscher was a settlement finally reached. The settlement contains a new system of remuneration for cockpit personnel. One of its key elements is a variable compensation component linked to Lufthansa's commercial performance which, by making the labour costs of cockpit crews more flexible, represents an important development for the future. The agreement's unusually long term of three years and three months gives Lufthansa medium-term planning certainty. The new pay deal includes a linear three per cent increase in the fixed salary component as of 1 February plus rises in subsequent years in line with the average rates of pay increase negotiated in western Germany as a whole. The overall remuneration package further provides for two upward structural adjustments averaging 9.0 per cent and 2.8 per cent in the course of the contract's duration.

In February 2002 Lufthansa CityLine likewise concluded a new agreement on pay and conditions with Vereinigung Cockpit for its 663 pilots. It runs for 36 months.

Agreement to curb staff costs
Following the terrorist attacks and their dramatic consequences, in particular for the aviation industry, Lufthansa reached agreement with both negotiating partners on incisive measures aimed at overcoming the crisis. These include short-time working for cabin personnel and a prolongation of the collective agreement covering ground staff and cabin personnel from 14 to 21 months. Pay increases agreed for cockpit crews have been postponed for six months. The payment of half of the 13th-month salary for ground and cabin staff in May 2002 has been suspended. Talks on converting the payment into time or monetary credits are to be held in the first quarter of 2003. This agreement has made it possible to curb staff costs without any compulsory redundancies. In turn this will enable Lufthansa to quickly step up capacity as soon as demand recovers.

After the Executive Board announced that it would forgo ten per cent of its fixed remuneration, the management executives and senior staff with individual salary contracts pledged likewise to take a temporary pay cut in order to help overcome the crisis. They are prepared to waive between four and seven per cent of their fixed compensation for the duration of six months.

Staufenbiehl Award for Career Lounge
Lufthansa continues to be seen as an attractive employer. This was confirmed yet again by the Hewitt Ranking of Best Employers in Germany, in which Lufthansa came sixth. In April 2001 more than 800 university graduates showed their interest in making a career with the Company by attending the job mart "Experience Lufthansa". The personnel marketing Internet site "Career Lounge" is meanwhile well established and at the end of the past year was decorated with the Staufenbiehl Award.

The Group personnel marketing division also enhanced the employability of the members of the workforce. In September 2001 we launched the joint project "Job Alliance" together with Degussa, Deutsche Bank and Fraport. In cross-firm seminars and workshops the staff are given the opportunity to acquaint themselves with the corporate culture and everyday professional life of the partner enterprises. With the aid of a "competence mirror" the employees' preferences as regards participating in the Job Alliance seminars are ascertained via a questionnaire. But they are also given useful pointers for their individual career development.

Lufthansa Corporate College launched
Lufthansa's established School of Business in which recruitment, training and career advancement measures are pooled has inaugurated a further training and career development segment below management level with its Corporate College. With this facility we are able to offer our staff a wide range of general courses and seminars aimed at extending their personal skills and abilities and at discussing strategic topics of corporate development. This is being reinforced by further training programmes outside working hours. These extend to gaining a nationally recognised certificate of professional proficiency in various vocations. Altogether 7,320 employees took advantage of the training courses offered by the Lufthansa Business School in Seeheim.

Around 1,000 Lufthansa employees took part in the Corporate College's premier event last year, the "Summer Campus 2001" held at Lufthansa's own training college in Seeheim.

eBase improves communication
In future Lufthansa employees will be able to organise their daily working schedule more efficiently via a personalised Intranet interface. The technical platform enabling this is eBase, which we introduced in March 2002. Although the changed overall economic setting has forced us to postpone some planned components, key elements have nonetheless already been implemented. Among these is the information structure, the page design, navigation as well as the implementation of Web applications. Required data and facts can now be retrieved faster, work processes can be standardised and performed via the Intranet. The requisite operational procedures in the core business units are to be in place by the middle of the current year. Those elements that have been held back for the time being – such as the personalised interface – will be added in the coming years in line with a phased timetable.

Lufthansa adheres to its policy of fleet rejuvenation

Since its very beginnings, Lufthansa has attached great importance to state-of-the-art technology. It has always deployed the most modern aircraft in its fleets as long as they met market requirements and their operation was environmentally sound. At the end of 2001 the Lufthansa Group's fleet comprised 334 jets with an average age of 8.1 years, which is considerably younger than the world fleet.

Aircraft temporarily grounded
The dramatic slump in demand following the terrorist attacks of 11 September caused us to cut back capacity and take 45 aircraft out of service. As a result, the entire Boeing 747-200 fleet of Lufthansa German Airlines and two Lufthansa Cargo 747-200 freighters were temporarily grounded. In summer we will restore part of our reduced flight programme. In 2002 a new Boeing 747-400 and seven new Canadair CRJ 700s will be introduced into the Group's fleet.

Further fleet rejuvenation planned
A comprehensive modernisation programme will be inaugurated in 2003 when the Lufthansa Group introduces the newest long-haul Airbus jet, the A340-600. The aircraft, a stretched version of the A340-300, has a longer range than its predecessor and can be deployed in an even more efficient, economical and environmentally friendly manner. Lufthansa has ordered a total of ten of these aircraft, which are due to be delivered from mid-2003 to mid-2004. Delivery of the first Fairchild Dornier 728JETs is also scheduled during this time.

Firm orders for the Airbus A380
Last year, despite the crisis, Lufthansa paved the way for future development by placing firm orders for 15 Airbus A380 superjumbos with options on another five. The aircraft is to be delivered to Lufthansa from 2007 onwards. The fact that it is designed to accommodate 555 seats will cut operating costs per seat-kilometre by 12 per cent compared with the Boeing 747-400, the largest passenger aircraft currently operated on scheduled flights.

The new aircraft will mainly be deployed on routes with a high passenger volume to destinations which we currently serve several times a day.

Group fleet
Number of commercial aircraft and fleet renewal of Lufthansa German Airlines, Lufthansa Cargo and Lufthansa CityLine as of December 31, 2001

Manufacturer/ Type	Group fleet	Owner			Group owned	Finance Lease	Operating Lease	Operator			Additions 2002 to 2015	Additional options
		LH	LCA	CLH				LH	LCA	CLH		
Airbus A300	14	13	–	–	13	–	1	14	–	–	1	–
Airbus A310	5	5	–	–	5	–	–	5	–	–	–	–
Airbus A319	20	20	–	–	20	–	–	20	–	–	–	20
Airbus A320	36	36	–	–	36	–	–	36	–	–	–	3
Airbus A321	26	24	–	–	24	2	–	26	–	–	–	14
Airbus A340	34	25	–	–	25	9	–	34	–	–	14	16
Airbus A380	0	–	–	–	0	–	–	–	–	–	15	5
Boeing 737	73	71	–	–	71	–	2	72	1	–	–	–
Boeing 747	45	31	4	–	35	10	–	37	8	–	1	4
Boeing MD-11F	14	–	13	–	13	1	–	–	14	–	–	–
Canadair Regional Jet	49	–	–	12	12	37	–	–	–	49	14	10
Fokker 50*	11	–	–	9	9	–	2	–	–	11	–	–
Avro RJ85	18	–	–	8	8	7	3	–	–	18	–	–
Fairchild Dornier 728JET	0	–	–	–	0	–	–	–	–	–	60	60
Total aircraft	**345**	**225**	**17**	**29**	**271**	**66**	**8**	**244**	**23**	**78**	**105**	**132**

**aircraft are leased to Contact Air*

Lufthansa's environmental strategy: sustainability and support for research projects

The principles of sustainable development are a central pillar of Lufthansa's corporate policy. Besides commercial considerations, mature and responsible companies must also pay due heed to ecological and social issues in order to safeguard long-term growth – without endangering the living environment of future generations. Lufthansa's commitment was duly rewarded by the inclusion of the Lufthansa share in a number of ethical indices – the Dow Jones Sustainability World Index 2002, the DJSI STOXX and the FTSE 4Good Europe – in autumn 2001.

Drop in fuel consumption and emissions
Less aircraft noise, fewer harmful emissions and lower fuel consumption – these are the most important environmental aims of the Group's airlines. Thanks to its modern fleet, Lufthansa has been able to make major advances in the last ten years. In 2001 it cut fuel consumption by 23.4 per cent compared with 1991. Lufthansa has also set itself the ambitious target of cutting specific fuel consumption by 38 per cent altogether by 2012.

Despite the consequences of the terrorist attacks, the passenger fleets (including Condor) succeeded in keeping their specific fuel consumption virtually constant at the prior-year level of 4.7 litres per 100 passenger-kilometres. Only 0.1 litre more of kerosene was used to transport one passenger 100 kilometres.

The most fuel-efficient aircraft were once again the Boeing 757-300 and 767-300s in Condor's fleet with a specific fuel consumption of 3.2 litres. Top scores both in terms of fuel consumption and exhaust emissions are being attained by Lufthansa CityLine's new CRJ 700. It undershoots the maximum noise threshold by 40 per cent and the permissible limit for emissions by up to 90 per cent.

In the medium term so-called Future Air Navigation Systems (FANS) will also help to save fuel. They have been installed at a high investment cost in all of the Group's passenger aircraft. These systems facilitate flying in a straight path without the detours that are currently necessitated by air traffic control arrangements. On the Frankfurt–Hong Kong route alone this will cut the journey time by around half an hour and save approximately 5,500 litres of kerosene. If this saving is annualised and extended to Lufthansa's entire route network, that means potential fuel savings of about 50 million litres.

An award-winning AIRail concept
Another environment-friendly measure is our collaboration with the German railways on short-distance routes inside Germany. This commenced in spring 2001 on the Stuttgart–Frankfurt Airport route. In the first ten months of operation 35,000 passengers took advantage of this "zero altitude" mode of transportation. The aim is to attain a 60 per cent utilisation level. Lufthansa has already received the European Intermodel Award 2001 for this project. The jury included members of the European Commission and the European Parliament.

If our customers accept this forward-looking travel concept, AIRail will also be available on the new ICE express routes between Cologne and Frankfurt and between Düsseldorf and Frankfurt.

Commitment to protect endangered species
Lufthansa Cargo's ecological efforts are aimed not only at reducing fuel consumption, noise and emissions from flight operations but also at conserving the diversity of animal species. In 1990 the cargo airline stopped transporting birds captured in the wild and since 1995 it has carried no prosimians or primates. Since May 2001 Cargo has not accepted any contract involving the transportation of game for commercial purposes. This is part of the comprehensive package of measures agreed jointly between Lufthansa Cargo, Pro Wildlife and the Dolphin Conservation Society to promote the worldwide protection of animals

Comparison of aircraft noise footprints


14000
12000
10000
8000
6000
4000
2000
0 m
-2000
-4000
-6000
-8000
-4000 -2000 0 2000 4000
-4000 -2000 0 2000 4000
-4000 -2000 0 2000 4000
Boeing 747-100, take-off weight 320 t
Deployed by Lufthansa until 1978
Boeing 747-400, take-off weight 370 t
Currently deployed by Lufthansa
DC 10-30, take-off weight 250 t
Deployed by Lufthansa until 1993
Airbus A340-311, take-off weight 250 t
Currently deployed by Lufthansa
Boeing 727-100, take-off weight 65 t
Deployed by Lufthansa until 1970
Boeing 737-200, take-off weight 50 t
Deployed by Lufthansa until 1997
Airbus A319, take-off weight 66 t
Currently deployed by Lufthansa
+ take-off taxiing point or respective landing threshold

Aircraft generate the highest noise levels during take-off and landing. Thanks to substantial investment in a more environmentally compatible fleet the noise footprints* of the modern commercial aircraft used by Lufthansa today (marked in yellow) are significantly lower than those of their predecessor types which have now been taken out of service (marked in grey).

**The diagram shows the maximum noise level contours for take-off and landing, respectively, with the above mentioned take-off weight. A maximum noise limit of 85 dB(A) is reached or exceeded within each footprint. By comparison: A maximum noise limit of 85 dB(A) is generated for example by a passing truck in city traffic at a distance of five metres (calculated by the German Aerospace Centre [DLR], March 2002).*

and species. Lufthansa Cargo will continue to carry wild animals as part of animal protection projects. The airline has also developed a detailed list of criteria for animal transports in cooperation with the two nature conservation associations

Progress in noise abatement

At Hamburg Airport Lufthansa Technik last year began operating the world's first closed noise protection hangar for wide-bodied aircraft. Now even full-throttle ground testing of jumbo engines can take place behind closed doors. The noise level outside the hangar does not exceed 65 dB (A). Lufthansa

Technik thus ranks among the top international companies in terms of technical environment protection.

Support for research and nature conservation

Lufthansa supports a number of research projects being undertaken by renowned institutes – for example, to further reduce flight noise levels or to collect scientific data on the climatic implications of expanding air traffic. For this purpose it makes available aircraft, technical equipment and other facilities. Two projects illustrate this. In the joint research task force "Quiet Traffic" industry, research institutes and traffic planners are together seeking ways to cut noise levels in road, rail and air traffic. Lufthansa heads the "Quiet Aircraft" research programme. In a joint initiative, the German Aerospace Centre DLR and Lufthansa carried out flight measurements in October 2001 with an acoustically modified Airbus A319. Using smart microphone systems, the noise abatement achieved was measured and other reducible noise sources identified. The astonishing result was that even simple modifications to the aircraft and aero-engine are capable of eliminating the piercing whining sound generated by the engine's rotation.

The climatic consequences of air travel are being measured continuously on board two Lufthansa Airbus A340-300s as part of the EU research programme MOZAIC. Every four seconds – which corresponds to a distance of one kilometre at cruising altitude – sensitive monitors record the concentration of ozone and water vapour as well as the position of the aircraft, the wind velocity and the temperature. Since 2001 carbon monoxide and nitrous oxide levels have been measured as well. This makes it possible to identify the origin of soiled air particle concentrations through which the aircraft flies.

The comprehensive and globally unique data pool collected in this way enables scientists to improve their climatic models significantly. One surprising finding is that air traffic is not the sole factor responsible for air pollution in the upper atmosphere. According to recent estimates, around 30 per cent of road traffic emissions ascend to cruising altitude. The report of the Intergovernmental Panel of Climate Change "Aviation and the Global Atmosphere", which was compiled by some 200 scientists from more than 20 countries, estimates that air traffic in its entirety causes around 3.5 per cent of the global greenhouse effect due to human action.

Lufthansa continues to provide support for the international work of German environmental organisations. A case in point is the "Living Lakes" project by means of which Deutsche Umwelthilfe and the Global Nature Fund are attempting to conserve important fresh water reserves around the globe. The conservation venture covers eight lakes in the United States, Siberia, Japan, South Africa and Europe.

Lufthansa also pays special attention to the beautiful bird which serves as its trademark – the crane. Lufthansa, Naturschutzbund Deutschland e.V. (NABU) and the German section of the World Wildlife Fund, WWF-Deutschland, maintain a joint crane information centre at Gross-Mohrdorf near Stralsund in northern Germany. From here measures to protect the elegant bird are coordinated across Germany. The national crane support group "Kranichschutz" Deutschland" celebrated its tenth anniversary at the end of September 2001.

Last December Lufthansa received the prestigious Environment Prize 2001 from the German Committee for the Promotion of Environmentally Aware Management B.A.U.M. e.V. for its commitment in this field. The award, which was signed by Germany's Environment Minister Jürgen Trittin, was in recognition of its preventive and all-round environmental protection work as well as for its long track record of pro-ecology endeavours and its exemplary initiatives in many fields. The accolade will spur all of the Group's 30 or so environment managers to step up their ecological efforts even in economically difficult times.

The business segments of the Lufthansa Group



Positive result achieved in year of crisis for the global aviation industry

2001 was one of the most difficult years ever experienced by the aviation industry. From May the effects of the global economic downturn were felt in Europe, too. Growth rates decelerated and the large increases in available capacity were only partly accommodated in the market. As a result, load factors dropped and the profitability of the aviation industry worsened substantially. As early as August, therefore, Lufthansa announced a reduction of its capacity and suspension of routes which had ceased to be profitable with the start of the winter timetable. The terrorist attacks of 11 September exacerbated the situation dramatically. They led to a massive slump in demand, while the overall economy deteriorated further and slid into recession in major markets. This hit us especially hard as September and October are traditionally the most profitable months of the year. In the course of 2001 we sustained a 2.7 per cent contraction of passenger volumes compared with 2000. In the aviation industry as a whole the decline averaged around four per cent.

Lufthansa Passenger Business Group*

	2001	2000	Change in per cent
Revenue in €m	**10,632.5**	10,733.5	−0.9
of which with companies of the Lufthansa Group	**449.6**	410.5	9.5
Profit from operating activities in €m	**261.4**	738.3	−64.6
./. net effects from disposal/ reversal of impairment losses in €m	**109.3**	0.4	–
+ result from equity method investments in €m	**−3.4**	−1.1	209.1
Segment result in €m	**148.7**	736.8	−79.8
EBITDA in €m	**835.5**	2,032.8	−58.9
Segment capital expenditure in €m	**1,166.6**	1,488.8	−21.6
of which on investments accounted for under the equity method	**233.7**	255.2	−8.4
Employees Average number during the year	**33,983**	32,240	5.4
Passengers in millions	**45.7**	47.0	−2.7
Available seat-kilometres in billions	**126.4**	123.8	2.1
Revenue passenger-kilometres in billions	**90.4**	92.2	−1.9
Passenger load factor in per cent	**71.5**	74.4	−2.9 p.

**Lufthansa AG and Lufthansa CityLine. Last year's figures have been adjusted.*

Starting with the Annual Report for 2001, we shall report solely on the combined Passenger Business segment – i.e. Lufthansa German Airlines and Lufthansa CityLine – and will only give the consolidated figures for the passenger business group. The regional airline Lufthansa CityLine GmbH operates around 20 per cent of Lufthansa's European flights on its own commercial responsibility.

Positive segment result achieved

The Lufthansa passenger business group held up well amid this altered environment. Thanks to rapid capacity adjustments and rigorous cost management in all fields, it managed to earn a positive segment result of €149m. In 2000 the segment result was €588m higher.

The Passenger Business segment generated revenue of €10.6bn which, despite the collapse in demand in the final months of last year, fell only slightly short (–0.9 per cent) of the comparable figure in 2000. The total includes revenue with other companies of the Lufthansa Group. Around 97 per cent of the external revenue was traffic revenue, which amounted to €9.9bn (–1.5 per cent). This very moderate decline is due to the marginally positive development of average yields over the year as a whole. By contrast, other segment income grew by +14.5 per cent to

Trend in average yields
Lufthansa Passenger Business Group
1997 Index = 100


110%
105%
100%
95%
90%
1997
1998
1999
2000
2001
Distance flown per passenger
Average yields per passenger
Average yields per revenue passenger-kilometre

€1.3bn. The total segment income thus amounted to €11.9bn (+0.5 per cent). Total operating expenses added up to €11.8bn.

The passenger business group's expenditure decreased by 21.6 per cent to €1.2bn; most of this was accounted for by purchases of or advance payments on aircraft. In the year under review both Lufthansa German Airlines and Lufthansa CityLine added eight aircraft to their fleets – including, for the first time, six Canadair Jet CRJ 700s. This new aircraft is the Group's first 70-seater jet.

First drop in traffic data since 1982
Despite the weakening of the general economy, we managed to raise the number of passengers carried up to the end of August by 2.5 per cent and to increase capacity sold by 3.7 per cent, available capacity having been expanded by 6.0 per cent. After 11 September we sustained double-digit falls in demand. The worst affected traffic regions were the North Atlantic, the Middle East routes and Germany. Although we reduced our flight capacity in the fourth quarter by 7.8 per cent, this could not prevent the passenger load factor from slipping by 5.4 percentage points, as sales slumped by as much as 14.7 per cent. For 2001 as a whole Lufthansa therefore recorded its first drop in traffic performance since 1982: the number of passengers who flew with Lufthansa and CityLine totalled 45.7 million, which was 2.7 per cent less than in 2000. Capacity sold fell by 1.9 per cent, while the passenger load factor went down by 2.9 percentage points. Compared with 2000 we offered 2.1 per cent more capacity on the market. Nonetheless, Lufthansa was able to defend and even extend its leading position in all traffic regions. In respect both of available capacity and capacity sold, Lufthansa outperformed the average levels of the Association of European Airlines (AEA).

The radical restructuring of the flight schedule in September demonstrated our enormous flexibility. We succeeded in reducing capacity at very short notice, maintaining both our network density and the wide range of destinations. Using its smaller regional jets, Lufthansa CityLine took over some of the routes previously served by Lufthansa German Airlines.

Trends in the individual traffic regions

Germany and Europe
In Europe Lufthansa and CityLine together transported 36.3 million passengers, which was a decline of 3.2 per cent compared with 2000. Of this total CityLine carried 6 million. Available capacity was expanded by 2.1 per cent, whereas capacity sold declined by 1.3 per cent. Consequently, the passenger load factor decreased by 2.1 percentage points to 61.0 per cent. From January up to August increases of 2.0 per cent (passengers carried) and 3.6 per cent (capacity sold)

were recorded. The traffic revenue of €5.0m (–3.4 per cent) likewise failed to match the previous year's result.

North Atlantic

Between January and August the North Atlantic services developed rather well despite the cooling of the world economy. Passenger numbers grew at the rate of 4.7 per cent. Although the extra 9.1 per cent available capacity was not completely absorbed by the market, the passenger load factor of 77.1 per cent was still satisfactory. In the 2001 summer timetable Lufthansa added two new destinations to its route network: Phoenix and Denver. Both met with a lively market response and developed positively. The extra North Atlantic services ex-Munich were also well filled. Following 11 September demand slumped drastically, to which we reacted by rigorously cutting capacity. On the main routes we reduced the frequencies or deployed smaller aircraft but nevertheless retained all 18 destinations in North America in our flight programme. Capacity sold shrank in the fourth quarter by around 20 per cent.

Supply, demand and passenger load factor Lufthansa Passenger Business Group
in billions of passenger-kilometres and per cent


120
100
80
60
40
20
0
bn
79
77
75
73
71
69
67
%
1997
1998
1999
2000
2001

Available seat-kilometres
Revenue passenger-kilometres
Passenger load factor in per cent

In 2001 as a whole a total of 4.5 million passengers crossed the North Atlantic with Lufthansa – 3.1 per cent fewer than in 2000. The passenger load factor fell by 4.8 percentage points to 75.7 per cent since only part of the 1.9 per cent increase in available capacity was sold in the market (–4.2 per cent). Traffic revenue generated on the North Atlantic routes totalled €1.9bn, which was 3.2 per cent down on the record figure of the previous year. The revenue losses caused by the closure of US air space from 11 to 15 September alone amounted to €35m.

South America

In South America the extra 5.4 per cent supply offered to the market met with a more or less static demand. Capacity sold – 4.4 billion revenue passenger-kilometres – was only marginally higher than in 2000 (0.1 per cent). The passenger load factor decreased accordingly by 4.2 percentage points to 77.7 per cent. By contrast, the number of passengers rose by 2.9 per cent to 719,275. In 2001 we introduced the new Munich–São Paulo connection into our flight programme. For commercial reasons we discontinued services to Lima, Rio de Janeiro and Bogota. Traffic revenue generated in the region rose over twelve months by 1.1 per cent to reach €356m.

Middle East

We raised the available capacity on our flights to the Middle East last year by 3.5 per cent. As sales grew only marginally (+1.0 per cent) compared with 2000, the passenger load factor declined by 1.6 percentage points to 66.9 per cent. In this region, too, the terror assaults of 11 September considerably handicapped the course of business: in the fourth quarter we registered a fall of 27.2 per cent in capacity sold. Between January and August both passenger volume and sales were 14.1 per cent ahead of the corresponding 2000 figures, while the passenger load factor improved to 70.0 per cent – 1.0 percentage point better than in the previous year. In the Middle East region, too, traffic revenue was pushed up. It rose by 5.4 per cent over twelve months to reach €217m.

Africa

Business on African routes was likewise marked by decreasing traffic data. Sales declined by 7.9 per cent and fell by a greater margin than supply, which we reduced by 5.5 per cent. The number of passengers decreased by 4.8 per cent. The passenger load factor contracted by 2.0 percentage points vis-à-vis 2000 to 73.6 per cent. At €306m, traffic revenue came close to equalling the prior-year figure (–0.1 per cent).

After 11 September flights to South Africa met with greater interest among our customers. Lufthansa responded to this shift in demand by introducing a new Munich–Johannesburg connection, which was added to the flight schedule on 1 December.

Asia/Pacific

With a passenger load factor of 78.4 per cent (–1.4 percentage points), the Asia/Pacific routes reached the best utilisation of all traffic regions. In 2001 as a whole Lufthansa expanded available capacity by 3.0 per cent and increased sales slightly by 1.2 per cent. The number of passengers was likewise raised by 3.2 per cent to 2.8 million. The positive trend seen between January and August – with a 5.6 per cent increase in passengers, a 5.0 per cent rise in sales and a passenger load factor of 79.8 per cent – was sharply interrupted by the terrorist attacks. Traffic revenue was on a par with the previous year's level at €1.5bn.

Trends in individual traffic regions
Lufthansa Passenger Business Group

	Net traffic revenue Passenger Business Group in €m External revenue		Number of passengers in thousands		Revenue passenger-kilometres in millions		Available seat-kilometres in millions		Passenger load factor in per cent		Number of destinations in the Lufthansa network	
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000	**2001***	2000*
Europe	5,008.2	5,185.3	36,292	37,474	24,330.8	24,650.2	39,907.1	39,069.0	61.0	63.1	154	151
North America	1,916.3	1,978.8	4,499	4,641	31,249.1	32,611.9	41,257.6	40,494.1	75.7	80.5	107	113
South America	355.5	351.5	719	699	6,201.4	6,195.4	7,977.7	7,567.8	77.7	81.9	12	11
Middle East	216.6	205.6	523	517	1,955.1	1,935.8	2,923.8	2,823.9	66.9	68.5	12	12
Africa	306.3	306.7	811	852	3,955.5	4,296.5	5,372.1	5,683.6	73.6	75.6	19	18
Asia/Pacific	1,545.9	1,517.5	2,810	2,722	22,623.6	22,355.1	28,858.5	28,008.4	78.4	79.8	35	35
Total scheduled services	9,348.8	9,545.4	45,652	46,906	90,315.5	92,044.9	126,296.8	123,646.9	71.5	74.4	339	340
Extra charters	10.4	11.7	52	90	73.0	115.5	103.5	153.9	70.5	75.0	–	–
Others**	499.8	449.5	–	–	–	–	–	–	–	–	–	–
Total	9,859.0	10,006.6	45,704	46,996	90,388.5	92,160.4	126,400.3	123,800.8	71.5	74.4	–	–

**incl. code-share services, without ground transportation (bus/train services).*
***"Others" contains other revenue from transport services such as security charges, cancellation fees and fees for changing flight reservations.*

Expenditure 5.9 per cent higher

The total operating expenses of the passenger business group grew by 5.9 per cent. Expenditure on airport fees and air traffic control charges, fuel, MRO services and staff costs increased especially sharply during the first half of the year. In the second half the capacity cuts dampened the upward cost pressure, leading to savings on the expenditure items in-flight service, airport handling/ landing fees and fuel costs.

The cost of materials went up altogether by 7.0 per cent to €5.6bn. It contains the fuel costs, which expanded during 2001 as a whole by a further 8.7 per cent – despite the more favourable development in the fourth quarter. The trend in fees and charges remains unsatisfactory: they increased by 3.4 per cent even though traffic output contracted in comparison with 2000. Further burdens were the higher insurance costs and the cost of additional security measures. The expense caused by direct insurance cover alone rose by some €19m in the fourth quarter.

Productivity slightly lower

The number of employees in the passenger business group grew by 5.4 per cent on average compared with the prior year to 33,983 persons, 2,063 of whom were on Lufthansa CityLine's payroll. The expansion of capacity introduced with the summer timetable caused the number of cabin and cockpit staff to grow disproportionately. Staff costs totalled €2.0bn, which was 5.4 per cent more than in 2000. The growth in labour expenses was curbed by the measures set in train in September such as short-time working for cabin staff, a reduction in overtime for flight crews, the use of special leave and part-time working arrangements plus a recruitment freeze. As a consequence of the capacity reductions productivity declined by 2.4 per cent.

Star Alliance

Last year the Star Alliance successfully extended its position as the world's leading airline alliance. It is in times of crisis that the intensive links between the partner airlines prove their value. Following the years of sharp expansion, during which a globe-spanning flight network was jointly built up by 15 airlines, the emphasis of the current activities is to deepen the integration and harmonise processes. To accelerate implementation of the business plan the Star Alliance Services GmbH was founded in Frankfurt as a dedicated corporate unit bringing together the full-time management team. StarNet, the cross-company IT platform which enables the partners to communicate with one another, has meanwhile been implemented and has started providing its first services. The first lounge in the Star Alliance design was inaugurated at Zurich Airport. Following the terror assaults, the members agreed on a joint initiative to speed up the exploitation of cost-saving synergies. Projects such as common ground handling of flights or the pooling of lounges will lower costs by up to double-digit millions of euros for all the partner airlines.

Joint-venture flights were likewise expanded in 2001. After SAS, British Midland, the Austrian Airlines Group, Spanair and Air Canada, Singapore Airlines, too, has now joined the carriers with which we offer joint-venture flights. At present we are working on further developing our collaboration with United Airlines.

Other partnerships

Our cooperation with Eurowings (Lufthansa's share: 24.9 per cent) got off the ground in spring 2001. In September 2001 it was given clearance – subject to certain constraints – by the antitrust offices. We now offer 210 flights together with Eurowings. Our cooperation focuses on scheduled flights from the home markets of Eurowings: the most populous German state of North Rhine-Westphalia (Dortmund, Münster-Osnabrück and Paderborn–Lippstadt) and the southern German city of Nuremberg.

Our economic cooperation with Air Dolomiti and Air One in Italy also made pleasing progress. With its modern fleet comprising 15 Boeing 737s, Air One serves a total of 15 Italian destinations under a code-sharing arrangement with Lufthansa. Air Dolomiti currently has 18 aircraft at its disposal and its timetable embraces 714 code-share destinations with Lufthansa per week. Annual growth rates of over 20 per cent have meanwhile made the airline the third-largest carrier in Italy. In July 2001 the company was quoted on the stock exchange.

Team Lufthansa

The cooperative agreements grouped under the name "Team Lufthansa" celebrated their fifth anniversary in 2001. Four regional airlines – *Contact Air, Augsburg Airways, Cimber Air* and *Cirrus Airlines* – which today make up Team Lufthansa fly point-to-point between regional airports as well as providing feeder services to Lufthansa's worldwide network. Each day the Team transports a combined total of more than 6,300 passengers. Rheintalflug as a new member of AUA group left Team Lufthansa on 22 March 2002.

The hubs of Lufthansa and its partner airlines


Frankfurt
Toronto
Beijing

In the 2002 summer timetable Lufthansa's route network encompasses 327 destinations in 89 countries – 22 in Germany, 128 in Europe, 106 in America, 43 in the Asia/Pacific region and 28 cities in Africa/Middle East. They are served nonstop via the Lufthansa hubs Frankfurt and Munich or the hubs of Lufthansa's partner airlines.

Lufthansa Cargo posts profit despite adverse economic climate

2001 was the most difficult year to date in Lufthansa Cargo's corporate history. It was characterised by a continuous deterioration in the underlying economic environment, which began pushing down the demand for air cargo services during the second quarter. The consequences of the terror attacks reinforced the global economic downturn. For the first time the world's major economic regions North America, Europe and Japan simultaneously experienced a cyclical slowdown. The growth forecasts for Germany, too, were continually revised downwards from quarter to quarter.

Lufthansa Cargo AG

	2001	2000	Change in per cent
Revenue in €m	**2,437.6**	2,563.6	-4.9
of which with companies of the Lufthansa Group	**16.0**	1.3	1,130.8
Profit from operating activities in €m	**65.0**	227.5	-71.4
./. net effects from disposal/reversal of impairment losses in €m	**0.0**	0.1	-100.0
+ result from equity method investments in €m	**0.5**	0.5	0.0
Segment result in €m	**65.5**	227.9	-71.3
EBITDA in €m	**182.6**	330.5	-44.7
Capital expenditure on tangible and intangible assets in €m	**128.7**	338.7	-62.0
Employees Average number during the year	**5,411**	5,342	1.3
Cargo and mail in thousand tonnes	**1,656**	1,802	-8.1
Available tonne-kilometres in millions	**11,280**	11,241	0.3
Revenue tonne-kilometres in millions	**7,081**	7,666	-7.6
Load factor in per cent	**62.8**	68.2	-5.4 p.

Lufthansa Cargo reacted to this unfavourable economic situation early by sharply cutting its freighter service capacity. As the cargo capacity in the holds of passenger aircraft rose further up to October, the overall supply fell only marginally up to that time. Only then was capacity reduced appreciably by around eight per cent. In 2001 as a whole, however, capacity increased by 0.3 per cent to 11.3 billion tonne-kilometres. With sales falling by 7.6 per cent to 7.1 billion tonne-kilometres, capacity utilisation declined by 5.4 percentage points to 62.8 per cent. The cyclical downturn in the Americas caused the business volume in that market to plummet by 10.8 per cent, while in Asia/Pacific sales revenue slipped by the smaller margin of 5.3 per cent. In Europe sales decreased by 7.2 per cent.

Respectable result achieved

Despite large surplus capacity in the cargo market as a whole, Lufthansa Cargo managed to achieve higher average yields per revenue tonne-kilometre than in 2000 thanks to its attractive products and high service quality. Consequently, traffic revenue contracted by a mere 5.8 per cent to €2.4bn. In both April and October Lufthansa Cargo was even able to push through differentiated price increases in some traffic regions. Since October, moreover, the company has levied a security surcharge to cover the sharp rise in costs for safety and security measures, operational route changes and insurance after 11 September. Including other operating income, Lufthansa Cargo generated total segment income of €2.7bn (–5.6 per cent).

The measures taken as far back as mid-2001 to bolster profitability effectively contained cost growth: at €2.6bn, total operating expenses were no higher than last year. Despite the unfavourable economic situation, Lufthansa Cargo posted a segment profit of €66m. Fuel costs went up by 5.2 per cent to €307m,

Average yields per revenue tonne-kilometre cargo/mail
1997 Index = 100


112%
108%
104%
100%
96%
92%
1997
1998
1999
2000
2001

depreciation and amortisation expense grew by 17.6 per cent to €117m. At €334m, staff costs exceeded last year's level by 5.5 per cent owing to the pay settlement of the cockpit crews as well as a slight increase in the average number of employees during the year. At year-end Lufthansa Cargo employed a total of 5,306 people, 2.0 per cent fewer than in 2000.

Capital expenditure

In the year under review Lufthansa Cargo invested a total of €129m in tangible and intangible assets. €113m was spent on two new MD-11 freighters. The optimisation of Cargo's information technology platforms and the extension of the ground infrastructure accounted for €16m. As some planned capital expenditure projects were shelved in the second half of the year in the light of the result situation, the Logistics segment's investment total decreased over twelve months by 62.0 per cent. At 31 December 2001 Lufthansa Cargo's fleet comprised 14 MD-11s and eight Boeing 747-200s freighters.

Supply, demand and cargo/mail load factor
in billions of tonne-kilometres and per cent


73
10
71
8
69
6
67
4
65
2
63
0
bn
%
1997
1998
1999
2000
2001
Available tonne-kilometres
Revenue tonne-kilometres
Cargo/mail load factor in per cent

Products and quality

Even in the difficult year 2001 Lufthansa Cargo once again profited from the quality of its products. The extensive and increasing market penetration of its time-definite (td) express products secures the company to some extent against declining average yields. With Cool/td and Live/td Lufthansa Cargo added two more products to its range of service packages tailored to the needs of particular sectors. With these special products Lufthansa Cargo provides time-definite services both for temperature-sensitive goods and – as the first cargo airline in the world – also for the transport of live animals. Time-definite airport-to-door delivery for the express product td.Flash and the service package Fresh/td. has also been possible since the end of 2001.

The td services are currently available at 230 different destinations. Following the harmonisation of the respective express products of Lufthansa Cargo, Singapore Airlines Cargo and SAS Cargo, the joint network was extended with effect from 1 October to a total of 493 destinations in 103 countries.

Since autumn 2001 Lufthansa Cargo has also sought to counter its pronounced susceptibility to swings in the business cycle via long-term capacity purchase agreements. This includes a long-term and non-cancellable commitment to book a certain cargo capacity at fixed prices. This gives greater planning certainty to the client and Lufthansa Cargo alike.

In the field of quality management Lufthansa Cargo relies on the internationally renowned Business Excellence Model of the European Foundation for Quality Management (EFQM). Cargo's aim is to keep the service quality of the entire company at a very high level and to put in place a systematic process of improvement. On average in 2001 the Cargo Quality Index value, a regular benchmark of the quality of the company's service portfolio, attained the high score of 89.9 per cent.

The Logistics segment's revamped Internet design offers a wide platform for information, product presentation, services, booking and consignment tracking. A recent innovation is the electronic booking channel eBooking, which is now available to forwarding firms worldwide. Lufthansa Cargo's entire product range can meanwhile be booked worldwide via the Internet. The time-definite products are also offered through the Global Freight Exchange (GF-X), the industry's first major virtual marketplace.

Subsidiaries, alliances and partnerships
On 1 October New Global Cargo was launched as the world's leading logistics alliance between the three cargo airlines Lufthansa Cargo, Singapore Airlines (SIA) Cargo and SAS Cargo. The first step was the harmonisation of the three partners' premium express products "td.Flash" (LCAG), "SAS Priority" and "Swiftrider" (SIA Cargo), which can now be booked at every destination in the alliance's worldwide express network. Shared IT support and common standards and handling processes were agreed to this end so as to safeguard the uniformity and reliability of the services. On 14 March 2002 the three partner airlines unveiled their alliance under the new name of "WOW". At the same time they announced that from 1 April 2002 it would be additionally possible to reserve the standard cargo products td.Pro (LCAG) and General Cargo (SAS and SIA) for destinations within the joint network. The cargo alliance offers a dense network in all relevant world markets and generates combined cargo revenue of US$3.7bn.

As part of the close strategic alliance with Deutsche Post AG, the two partners have merged their activities aimed at managing their interests in the global express service provider DHL in a joint venture named Aerologic GmbH. Collaboration was intensified last year, especially in the operational field. To be able to offer their customers comprehensive and worldwide one-stop supply chain management services, it is planned to establish corresponding activities within the framework of a joint enterprise.

In 2001 Lufthansa Cargo spun off some promising operating units which will be able to develop more dynamically as autonomous business entities. Thus the newly formed subsidiary Lufthansa Charter Agency GmbH will further develop the cargo airline's chartering activities, while Sameday GmbH – which was founded in December 2001 – aims to improve the position of the same-day transport of consignments in the market. Another key pillar of Lufthansa Cargo's corporate evolution remains the Business Partnership programme. The forwarding firms integrated into this programme now generate around 40 per cent of Lufthansa Cargo's revenue.

Lufthansa Technik lifts result by 50 per cent amid industry crisis

The cooling of the global economy and the terrorist assaults on New York and Washington made 2001 a very difficult year for the world aviation industry. As a provider of aircraft maintenance, repair and overhaul (MRO) services, Lufthansa Technik came through the year relatively unscathed. Its focus on servicing state-of-the-art aircraft and aero-engines is one reason for this. The lesser vulnerability of some international customers to the aviation industry crisis, a high level of flexibility within Technik's affiliated MRO group as well as cost cuts and capacity reductions implemented at short notice additionally cushioned the company from the immediate effects.

In 2001 the Lufthansa Technik group was expanded to include six new subsidiaries. These additions are Lufthansa Technik Logistik, Lufthansa Airmotive Ireland and Lufthansa Airmotive Ireland Holdings, Lufthansa A.E.R.O., Lufthansa Technik North America and BizJet International. Consequently, the 2001 figures are only partly comparable with those of the previous year.

Lufthansa Technik Group*
Group financial statements according to IAS

	2001	2000	Change in per cent
Revenue in €m	**2,834.8**	2,264.5	25.2
of which with companies of the Lufthansa Group	**1,293.9**	1,155.9	11.9
Profit from operating activities in €m	**145.4**	89.6	62.3
./. net effects from disposal/reversal of impairment losses in €m	**0.1**	0.4	– 75.0
+ result from equity method investments in €m	**9.2**	12.7	– 27.6
Segment result in €m	**154.5**	101.9	51.6
EBITDA in €m	**233.3**	167.5	39.3
Segment capital expenditure in €m	**64.8**	49.2	31.7
of which on investments accounted for under the equity method	**–**	0.1	– 100.0
Employees Average number during the year	**13,194**	10,551	25.0

**Figures not directly comparable due to changes in the group of consolidated companies.*

Market leadership extended

With 97 new contracts, Lufthansa Technik extended its leading position in the world market during the past financial year. This total included the first client in Asia for the integrated product Total Component Support (TCS®).

In the year under review Lufthansa Technik increased the number of maintained aircraft – including the fleets of the Lufthansa Group airlines – by 9.2 per cent to 724. Among this overall number were 364 jets contracted to receive Total Technical Support®. The MRO segment's technicians and engineers processed orders for 347 customers from all over the world, a year-on-year increase of 8.8 per cent.

Outstanding result achieved

In the context of a persistently buoyant demand for aero-engineering services, the Lufthansa Technik group's revenue grew in 2001 by 25.2 per cent to €2.8bn. Even after adjustment for the consolidation changes the rise over twelve months still came to 14.2 per cent. The expanded group of consolidated companies caused external revenue to soar by as much as 39.0 per cent. As a result, external revenue made up 54.4 per cent of total revenue. The MRO segment's expenses increased at the much slower pace of 23.3 per cent thanks to intensive cost management. The upshot of this is that the Lufthansa Technik group posted a segment profit of €155m. This is 51.6 per cent higher still than the good result achieved in 2000.

Significant rise in capital expenditure

The MRO segment's capital expenditure on tangible and intangible assets was raised by 31.7 per cent to €65m. Investment was focused on spare aircraft engines, buildings and technical plant.

Revenue of Lufthansa Technik Group
in €m


2,500
2,000
1,500
1,000
500
0
m
1997
1998
1999
2000
2001*

Revenue with other Lufthansa Group companies
External revenue

High increase due to changes in the group of consolidated companies.

More than 650 new jobs created
On average last year the Lufthansa Technik group had 13,194 employees. The parent company Lufthansa Technik AG accounted for 11,261 of these, which was 711 or 6.7 per cent more than in 2000. Up to the end of the year the number of apprenticeships grew to 655. The company thus gave 149 more young people in Germany the chance to acquire a highly qualified, state-recognised vocation.

Product innovations
Lufthansa Technik successfully defended its market position with its product portfolio for servicing commercial aircraft. In cooperation with Lufthansa German Airlines the company refined its principal product – aircraft availability – and reduced fleet grounding time necessitated by technical maintenance by over 30 per cent. This was made possible by the fine-tuning of aircraft rotation and availability of mechanics and spare parts both at the German MRO bases and beyond.

In the field of VIP and executive aircraft, Lufthansa Technik's engineers developed special interior furnishings for the business jet series commissioned by Boeing NetJet. These interiors are now being produced in a small series, which reduces the idle time for the following aircraft in the series to six months. The first refurbished aircraft was delivered to Boeing NetJet in 2001. Together with Airbus Deutschland, Lufthansa Technik handed over the fourth re-engineered multi-purpose transport aircraft based on the Airbus A310 to Deutsche Luftwaffe, the German airforce. The aircraft can be deployed as a transport plane but also as a flying hospital dispensing intensive care to the sick and wounded.

In March 2002 Lufthansa Technik delivered to Lufthansa the first Boeing 747-400 fitted with the technology enabling broadband Internet access and hence capable of ensuring in-flight use of the World Wide Web at a level of quality and speed customary in earth-based application. As part of a D-Check, the aircraft was fitted with a wireless computer network for all 380 seats and digital aerials for satellite reception. The new Internet installation is to be tested once satellite reception is assured over the entire North Atlantic at the end of this year. Lufthansa Technik is collaborating on this project with Connexion by Boeing.

Global network expanded
In 2001 Lufthansa Technik further pursued its strategy of expanding its global network of MRO services via international equity investments, joint ventures and partnerships. This allows the company to extend its product range and to offer localised services to its clients. Two such examples are the overhaul base Lufthansa Technik Philippines in Manila and Lufthansa Technik Shenzhen, an aircraft component repair unit which recently went into operation in South China. New additions to the affiliated MRO group are Lufthansa Technik Tulsa, USA (repair of aircraft parts) and Lufthansa Technik Intercoat in Germany, which specialises in coating processes for aircraft components made of metal or composite materials. Altogether Lufthansa Technik has direct shares in 18 enterprises and indirectly owns shares in a further 14 companies. Eleven of these companies are based in Germany, eight in Europe, eleven in the United States and two in Asia.

LSG Sky Chefs sustains large loss in the wake of the terrorist attacks

Right from the start of 2001 the economic downturn in the United States dented the growth of airline passenger volumes both in the North American market and beyond, and soon prompted many carriers to curtail their in-flight service. Following the terrorist attacks of 11 September the demand for air traffic services then deteriorated. This drastic slump in passenger demand forced airlines to slash costs, including those of their in-flight service. This led to immediate and ongoing shortfalls in revenue and result in the airline catering segment, which conducts its business under the brand name "LSG Sky Chefs".

The acquisition of the outstanding shares in Onex Food Services, the parent company of Sky Chefs (Airline Catering) and SCIS Food Services (Convenient Meal Solutions), effective 1 June, and the simultaneous consolidation of this group render any comparison between the 2001 results and the prior-year figures largely meaningless. The group of consolidated companies of the LSG group embrace 127 subsidiaries, while 25 companies are included in the group financial statements accounted for by the equity method.

LSG Lufthansa Service Holding AG*
Group financial statements according to IAS

	2001	2000	Change in per cent
Group revenue in €m	**2,515.4**	1,051.6	139.2
of which with companies of the Lufthansa Group	**448.8**	408.1	10.0
Loss/profit from operating activities in €m	**–858.2**	44.0	–2,050.5
./. net effects from disposal/ reversal of impairment losses in €m	**–0.0**	–0.8	–100.0
+ result from equity method investments in €m	**–11.0**	–6.1	80.3
Segment result in €m	**–869.2**	38.7	–2,346.0
EBITDA in €m	**–223.5**	21.2	–1,154.2
Segment capital expenditure in €m	**1,380.0**	31.3	4,308.9
of which on investments accounted for under the equity method	**–**	5.1	–100.0
Employees Average number during the year	**28,962**	13,019	122.5

**Figures not directly comparable due to changes in the group of consolidated companies.*

Terror assaults led to negative result

In the 2001 fiscal year the LSG group generated revenue totalling €2.5bn – a year-on-year increase of 139.2 per cent. Around 73 per cent of the total revenue was generated by the airline catering segment. Adjusted for the changes in the group of consolidated companies, revenue would have increased by 0.9 per cent to €1.1bn. The consolidation of LSG Sky Chefs USA caused external revenue to soar by no less than 221.1 per cent to €2.1bn.

The terror assaults in the United States hit the LSG group harder than all other companies of the Lufthansa Group. The massive reduction in flights and passenger numbers, the extra costs caused by the tighter security requirements and the decision by many airlines to cut back or even scrap their in-flight service had direct and enduring consequences for both revenue and yields. Between September and December revenue in the main market, the United States, declined by around 30 per cent compared with the same period in 2000 and in Europe and Asia by around 15 per cent. Owing to its extensive penetration of the North American air catering market, LSG Sky Chefs suffered disproportionately high business losses there. The result was further depressed by the exceptional depreciation of €495m due to the impaired value of the equity interest in Onex Food Services, which was likewise largely necessitated by the slide in business after 11 September. The income statement was additionally burdened by a

Revenue LSG Sky Chefs Group
in €m


2,500
2,000
1,500
1,000
500
0
m
1997
1998
1999
2000
2001*

Revenue with other Lufthansa Group companies
External revenue

**High deviation due to consolidation of Sky Chefs USA*

provision of €180m for contingent losses in Scandinavia. The upshot of all this was that the LSG Sky Chefs group posted a segment loss for 2001 of €869m. This figure includes the negative result of Sky Chefs group USA up to 31 May which was accounted for under the equity method.

LSG Sky Chefs acted immediately to counter the consequences of the terrorist attacks: stringent cost controls, the halting of investment programmes, the freezing of projects and personnel measures limited the damage. At end-October the company had to dismiss 30 per cent of its US workforce – around 4,000 employees. In Europe the capacity reductions were mainly achieved through the expiry of seasonal contracts, by laying off staff during their probation period and running down accumulated overtime.

Capital expenditure

In 2001 the LSG group's segment capital expenditure rocketed to €1.4bn (2000: €31m). The reason for this massive jump was the completion of the take-over of Onex Food Services. In addition, the LSG group increased its stakes in LSG Sky Chefs, formerly de Montis S.p.A. Milan, LSG Cape Town and Feenagh Investments, Johannesburg. The LSG group further exercised its option to purchase the shares of its joint venture partner Margian, Sundbyberg, Sweden. This raised its interest in the TOP Flight group in Scandinavia from 86.5 to 100 per cent.

Global repositioning of the company

The full take-over of Sky Chefs greatly expedited the process of integrating LSG and Sky Chefs which had begun in late 2000. This step was the crucial launch pad for the company's global repositioning, enabling it to introduce a worldwide matrix organisation for its airline catering activities in summer 2001. The company is now headed by a Global Executive Board assisted both by divisional managers with global responsibility and by operational management teams with a regional brief. The segregation of divisional and disciplinary reporting ensures the optimal balancing of divisional and regional interests within the organisation.

Besides increasing its existing equity interests, the LSG group also expanded its global presence through newly founded subsidiaries. In India LSG Sky Chefs India, headquartered in Mumbai, was formed in cooperation with Mars Restaurant Group, Mumbai. In China Hangzhou Xiaoshan Airport LSG Air Catering Co., based in Hangzhou (25 per cent stake owned by LSG Asia), was founded jointly with Chinese partners. These equity investments allowed LSG Sky Chefs to enter the Indian market and to extend its existing foothold in the fast-growing continental Chinese market. In the United States, LSG Sky Chefs established SCIS Air Security Corporation, Delaware via its subsidiary SC International Services.

Course of business in the individual segments

In its core business of airline catering the LSG group serves more than 260 airlines under the name "LSG Sky Chefs". In line with the global spread of its clients, LSG Sky Chefs currently operates more than 200 air catering facilities in 45 countries all over the world. In the year under review five new enterprises commenced operations in the United States, China, India and Germany.

Efforts to build a second core business in the US convenient meal solutions market, which had been set in motion in 2000, were greatly intensified last year. Three more suppliers of prepared meals were purchased via the LSG subsidiary SC International Services.

With eLSG.SkyChefs, a subsidiary which was newly founded in January 2001, the LSG group developed a complete service range of Web-based modules for optimising the supply chain between airlines, caterers and suppliers.

In Germany the LSG group is active in complementary business segments such as travel catering, retail business and quality management. The business of Autobahn Tank & Rast Holding (in which the LSG group has a 31.1 per cent stake) developed in line with expectations. In the travel catering segment the number of operational units rose to 126 restaurants, snack bars and lounges at 18 airports and six motorway service stations. The number of retail outlets operated under the name "Ringeltaube" was expanded by three new locations to reach a total of 28. Lufthansa Party Service and the quality management specialist LSG-Hygiene Institute likewise made pleasing progress.

The global network of the LSG Sky Chefs group



LSG Sky Chefs has 101 facilities in the Americas, 16 in Germany, 38 in the rest of Europe and 4 in Africa.

Additional 12 locations are operated in Asia/Microneasia and 5 in Australia/New Zealand.

Thomas Cook: on a growth course in Europe with a new corporate name

In the financial year 2000/2001 (1 November 2000 to 31 October 2001) the travel market grew faster than private consumption in the countries in which the Thomas Cook group operates. The optimistic expectations held at the beginning of the business year were not fulfilled, however. In Germany, for example, growth rates of between three and five per cent had originally been anticipated in the volume of customers, whereas in fact the increase over twelve months turned out to be just 1.7 per cent.

Thomas Cook AG*
Group financial statements according to IAS

	November 1, 2000 until October 31, 2001	November 1, 1999 until October 31, 2000	Change in per cent
Revenue in €m	**7,876.4**	4,985.4	58.0
of which tour operators	**6,651.4**	4,204.3	58.2
flights	**596.5**	622.5	– 4.2
Profit from operating activities in €m	**85.6**	118.6	– 27.8
Profit before taxes in €m	**58.8**	85.5	– 31.2
Net profit in €m	**20.4**	40.7	– 49.9
Total assets in €m	**5,023.6**	3,153.5	59.3
Passengers in thousands	**14,106.0**	10,896.2	29.5
Number of travel agencies	**3,901**	2,191	78.0
Employees Average number during the year	**28,388**	11,607	144.6

**Figures not directly comparable due to changes in the group of consolidated companies.*

This was partly caused by the fact that, following the events of 11 September 2001, the demand for package holidays slumped drastically. The last six weeks of the financial year thus fell far short of the previous year's figures.

The acquisition of the British tour operator Thomas Cook Holdings, UK in April 2001 was one of the milestones in the course of the year under review. With this move the Leisure Travel group significantly raised its international competitiveness. This was underpinned by changing the corporate name of the group's parent company from C&N Touristic AG to Thomas Cook AG. The acquisition is further reflected in a substantial rise in both the number of customers and revenue, but simultaneously it reduces comparability with prior-year figures. Thomas Cook UK was consolidated for seven months of the past business year for the first time.

Result

In the 2000/2001 financial year the Thomas Cook group generated revenue of €7.9bn. This 58.0 per cent jump over twelve months mainly results from the first-time consolidation of Thomas Cook Holdings, UK. Yet even disregarding Thomas Cook UK, revenue climbed by 13.7 per cent. Thanks to this steep rise, the company gained market share in Germany and western Europe. By establishing itself in the British tourism market it has also lastingly diversified its regional revenue pattern. Currently 28 per cent of the Leisure Travel segment's revenue comes from the United Kingdom. In Germany, by contrast, Thomas Cook generated 51 per cent of its revenue in the year under review, as against 74 per cent in the previous year.

For the 2000/2001 financial year Thomas Cook posted a profit from operating activities of €86m. This is 27.9 per cent less than in 1999/2000, but the previous year's result had been inflated by substantial non-recurrent income from the disposal of the briefly held shares in Thomson Travel. If that effect is stripped out, the profit from operating activities improved by 11 per cent. The Leisure Travel group's net profit for the year comes to €20m.

The multi-year slide in margins was effectively halted last year. The gross yield margin rose by 3.7 percentage points to 31 per cent of revenue. This was helped by a prolongation of the average length of each holiday journey by 0.2 days to 10.8 days. Contributions were also made by the further elaboration of the group-wide integrated capacity management system and the conservative planning of flight capacity in the European markets. At the same time, a decline in the intense rivalry on long-haul routes allowed margins in the international markets to recover appreciably.

These positive effects outweighed the significant cost increases stemming, in particular, from the fuel prices denominated in US dollars and hotel purchase prices.

Reconciliation of Thomas Cook AG segment result
in €m

	November 1, 2000 until October 31, 2001	November 1, 1999 until October 31, 2000	Change in per cent
Net profit (IAS)	**20.4**	40.7	−49.8
Final value determination	**0.5**	6.2	−91.9
− Minority interest	**5.0**	1.1	353.8
Thomas Cook shareholders' share of the profit	**25.9**	48.0	−46.0
Corporation tax credit	**–**	17.9	−100.0
Profit before corporation tax credit	**–**	65.9	−100.0
of which Lufthansa's share 50%	**13.0**	33.0	−60.7
− Goodwill amortisation	**−6.3**	−6.3	0.0
Thomas Cook segment result	**6.7**	26.7	−75.0

Capital expenditure invested in expansion
In the year under review Thomas Cook invested a total of €1.2bn in tangible and financial assets. The bulk of this (€913m) was spent on further expansion in Europe. The acquisition of Thomas Cook UK was the group's largest individual investment to date. Thomas Cook spent €68m on hotel investments and equity acquisitions in resort agencies plus a further €112m on extending its infrastructure and IT systems.

Profitability-boosting programme in place
Barely six weeks after the attacks of 11 September, which had been followed by cancellations and falling booking levels, Thomas Cook launched the programme "Triple T" (Team, Targets, Thomas Cook) with a view to bolstering profitability. It has so far been implemented successfully and according to schedule, and should lead to savings in the 2001/2002 business year in the order of €530m. The implementation of the more than 400 individual measures comprised, for example, cutting flight capacities in the 2001/2002 winter season by around 17 per cent as well as downsizing the headcount by some 2,000 jobs.

Lufthansa Systems group reinforces market position and lifts result

In January 2001 Lufthansa put in place a new structure for the IT Services business segment. The companies making up the Lufthansa Systems group operate as full-service IT providers on the international airline and aviation market but also elsewhere. In the 2001 financial year they won Star Alliance members and other European, Asian and Latin American airlines as new customers. In addition, the segment intensified its business with Lufthansa Group companies in the fields of IT infrastructure, customer loyalty programmes, enterprise resource planning (ERP) and customer relationship management (CRM).

Result

In the year under review the Lufthansa Systems group succeeded in reinforcing its market position – despite the crisis in the aviation industry – and lifted its total revenue by 9.6 per cent to €478m. Internal revenue was raised by 10.8 per cent. The segment's expenses grew at the lower rate of 8.8 per cent to €467m. Expenditure was positively slowed by the cost retrenchment programme launched in the fourth quarter. Consequently, the Lufthansa Systems group posted a segment profit of €28m, a year-on-year rise of 13.1 per cent.

Lufthansa Systems Group*

	2001	2000	Change in per cent
Revenue in €m	**478.1**	436.2	9.6
of which with companies of the Lufthansa Group	**352.1**	317.7	10.8
Profit from operating activities in €m	**28.6**	24.5	16.7
./. net effects from disposal/reversal of impairment losses in €m	**0.9**	–	–
+ result from equity method investments in €m	**–**	–	–
Segment result in €m	**27.7**	24.5	13.1
EBITDA in €m	**77.0**	72.3	6.6
Capital expenditure on tangible assets and intangible assets in €m	**34.6**	34.1	1.5
Employees Average number during the year	**2,034**	1,772	14.8

**In 2000 Lufthansa Systems GmbH.*

Capital expenditure and headcount

The segment capital expenditure of the Systems group reached €35m, which was similar to the amount invested in 2000.
In the first nine months staff capacity was increased, which reduced the need to deploy external contractors. In the wake of the events of 11 September priority was given to safeguarding jobs. On average last year the Lufthansa Systems group employed a workforce of 2,034.

Major projects

Acting as systems integrator, Lufthansa Systems group last year implemented the StarNet project, the common communication platform for the partner airlines in the Star Alliance. British Midland was won as a new client. In the hosting services field the group's customer portfolio was expanded through the addition of Air Littoral, JAT Yugoslav Airlines, Qatar Airways, Southern Winds and Turkish Airlines.

Acting as the general contractor Lufthansa Systems oversees the worldwide IT infrastructure of the Lufthansa Group. With a technological innovation – the first-time use of "mainframed windows" – the group has tapped a new market in the application services providing (ASP) segment in Germany.

In the 2001 fiscal year the Lufthansa Systems group together with Lufthansa Cargo founded "AS Logistics", an autonomous business entity which aims to position itself as a specialist service provider in the overall logistics market.

With effect from 1 December Lufthansa Systems integrated the assets of Swissair Flight Support into Lido FlightNav and thus strengthened its competence in the fields of flight management and cartography.

International equity portfolio expanded

The activities focused in the strategic business fields are supported by the companies providing financial and other services to the Lufthansa Group as a whole. They are largely concentrated under the umbrella of Lufthansa Commercial Holding. Since 1 January START AMADEUS has also belonged to this division. The result of the GlobeGround group, which was consolidated until 31 July 2001, is likewise contained in this segment.

In 2001 the Service and Financial Companies generated a segment result of €148m. Of this total, €135m was earned by Lufthansa Commercial Holding while €22m was attributable to START AMADEUS. The total also contains the GlobeGround group's result of –€9m for the period January–July 2001 caused by goodwill amortisation charges.

Last year Lufthansa Commercial Holding (LCH) recorded total income of €240m, including book profits of €68m resulting from the sale of a 51 per cent interest in the GlobeGround group. In 2000 income reached €633m owing to the net profit (€388m) on disposal of Amadeus Global shares. The segment's expenses amounted to €105m (–9.3 per cent). In 2001 LCH added Fuel Holdings Delaware and Aeroexchange to its portfolio. Both companies sell Jet A-fuel. In addition "Terminal 2", the operator of the new terminal at Munich Airport, has been founded. Furthermore extra shares in GlobeGround Deutschland and ta.ts – Travel Agency Technologies & Services were purchased, and the capital of Lufthansa AirPlus Servicekarten and START AMADEUS was increased during the period under review. €1.3m was expended on a new simulator hangar on Lufthansa-owned property at Berlin-Schönefeld Airport. All investments were paid out of existing liquid resources.

The revenue of START AMADEUS decreased by 1.9 per cent to €173m in the aftermath of the terrorist assaults. Thanks to successful cost management, operating expenses were driven down by no less than 20.6 per cent to €166m. For 2001 the company was thus again able to record a profit of €22m. In 2000 it had shown a loss of €4m owing to the cost of repositioning the company and relocating its headquarters.

In 2000 START AMADEUS pressed ahead with its transformation into an all-round system provider with the integration of third-party services and extensively upgraded its overall system. This now embraces, for example, Internet-based services and products and the introduction of relational databases. In 2001 some 4.3 billion user transactions were carried out, while 74,393 end-terminals (2000: 70,828) were linked up to its electronic travel distribution system.

Service and Financial Companies

	2001	2000	Change in per cent
Revenue in €m	**359.9**	454.2	– 20.8
of which with companies of the Lufthansa Group	**7.9**	9.7	– 18.6
Other segment income in €m	**259.6**	675.8	– 61.6
of which on investments accounted for under the equity method	**– 17.9**	30.0	–159.7
Segment expenses in €m	**471.8**	629.1	– 25.0
Segment result in €m	**147.7**	500.9	– 70.5
Capital expenditure on tangible assets and intangible assets in €m	**178.1**	245.8	– 27.5
Employees Average number during the year	**4,391**	6,599	– 33.5

Consolidated Financial Statements of Deutsche Lufthansa AG 2001

Consolidated Income Statement for Financial Year 2001

	Notes	2001 €m	2001 €m	2000 €m
Traffic revenue	6)	12,253.0		12,549.2
Other revenue	7)	4,437.0		2,651.2
Revenue			**16,690.0**	**15,200.4**
Changes in inventories and work performed by the enterprise and capitalised	8)	25.8		41.3
Other operating income	9)	1,472.9		1,644.2
Cost of materials	10)	– 7,623.5		– 6,618.2
Staff costs	11)	– 4,480.6		– 3,624.9
Depreciation and amortisation	12)	– 1,714.1		– 1,022.4
Other operating expenses	13)	– 4,686.1		– 4,138.4
Loss/profit from operating activities			**– 315.6**	**+1,482.0**
Income from investments accounted for under the equity method	14)	– 15.9		+ 62.7
Other income from subsidiaries, joint ventures and associates	14)	+ 60.3		+ 2.0
Net interest	15)	– 397.9		– 256.2
Other financial items	16)	– 75.6		– 75.2
Financial result			**– 429.1**	**– 266.7**
Loss/profit from ordinary activities			**– 744.7**	**+1,215.3**
Other taxes	17)		– 62.2	– 26.4
Loss/profit before income taxes			**– 806.9**	**+1,188.9**
Income taxes	17)		+ 202.4	– 502.9
Result after taxes			**– 604.5**	**+ 686.0**
Minority interests (prior year: loss)			– 28.7	+ 3.0
Net loss/profit for the period			**– 633.2**	**+ 689.0**
Loss/earnings per share	18)		**–€1.66**	**+€1.81**

Consolidated Balance Sheet as of 31 December 2001

Assets	Notes	**31.12.2001** €m	**31.12.2001** €m	31.12.2000 €m
Intangible assets	20)	1,909.9		200.3
Aircraft and spare engines	21)	7,551.7		7,404.0
Other tangible assets	22)	1,351.6		887.1
Investments accounted for under the equity method	24)	1,275.9		1,212.4
Other financial assets	24)	797.3		1,029.3
Fixed assets	19)		**12,886.4**	**10,733.1**
Repairable aircraft spare parts			**357.6**	**348.9**
			13,244.0	**11,082.0**
Inventories	25)	383.7		252.8
Trade receivables	26)	1,747.4		1,578.3
Other receivables and other assets	26)	1,301.4		865.1
Securities	27)	5.5		584.0
Cash and cash equivalents	28)	1,176.7		385.8
Current assets			**4,614.7**	**3,666.0**
Income tax assets	17) 29)		**262.0**	**18.7**
Prepaid expenses	30)		**85.2**	**43.7**
Total assets			**18,205.9**	**14,810.4**

Shareholders' equity and liabilities	Notes	**31.12.2001** €m	**31.12.2001** €m	31.12.2000 €m
Issued capital	31)	976.9		976.9
Capital reserve	32)	680.8		680.8
Fair value reserves		175.5		-
Retained earnings	32)	2,298.1		1,766.8
Net loss/profit for the period		-633.2		689.0
Shareholders' equity			**3,498.1**	**4,113.5**
Minority interests			**30.1**	**51.3**
Retirement benefit obligations		3,700.5		3,354.3
Provisions for income taxes		166.6		136.5
Other provisions and accruals		2,996.3		2,452.0
Provisions and accruals	33)		**6,863.4**	**5,942.8**
Long-term borrowings	34)	4 445.7		2,408.4
Trade payables	35)	1,126.4		1,064.0
Other liabilities	35)	1,901.2		989.0
Liabilities			**7,473.3**	**4,461.4**
Deferred income	36)		**341.0**	**241.4**
Total shareholders' equity and liabilities			**18,205.9**	**14,810.4**

Consolidated Statement of Changes in Shareholders' Equity

	Issued capital €m	Capital reserve €m	Fair value reserves hedging instru-ments €m	Fair value reserves other financial assets €m	Currency trans-lation differences €m	Retained earnings €m	Net loss/profit for the period €m	Total €m
Balance on 31 December 1999	**976.9**	**680.8**	**–**	**–**	**8.6**	**1,394.8**	**630.4**	**3,691.5**
Transfers	–	–	–	–	–	415.8	– 415.8	–
Dividends	–	–	–	–	–	–	– 214.6	– 214.6
Net profit for the period	–	–	–	–	–	–	689.0	689.0
Other neutral changes	–	–	–	–	– 14.7	– 37.7	–	– 52.4
Balance on 31 December 2000	**976.9**	**680.8**	**–**	**–**	**– 6.1**	**1,772.9**	**689.0**	**4,113.5**
First-time application of IAS 39 Adjustment as of 1 January 2001	–	–	275.2	58.5	–	40.9	–	374.6
As adjusted on 1 January 2001	**976.9**	**680.8**	**275.2**	**58.5**	**– 6.1**	**1,813.8**	**689.0**	**4,488.1**
Transfers	–	–	–	–	–	460.0	– 460.0	–
Dividends	–	–	–	–	–	–	– 229.0	– 229.0
Net loss for the period	–	–	–	–	–	–	– 633.2	– 633.2
Changes in fair value	–	–	59.2	– 15.4	–	–	–	43.8
Transfers to acquisition cost	–	–	– 64.7	–	–	–	–	– 64.7
Transfers to income statement	–	–	– 75.0	– 62.3	–	–	–	– 137.3
Other neutral changes	–	–	–	–	– 15.5	+ 45.9	–	+ 30.4
Balance on 31 December 2001	**976.9**	**680.8**	**194.7**	**– 19.2**	**– 21.6**	**2,319.7**	**– 633.2**	**3,498.1**

Currency translation differences are disclosed under retained earnings in the balance sheet. The other neutral changes result mainly from changes in the capital of investments accounted for under the equity method.

Note to the Consolidated Cash Flow Statement

The cash flow statement shows the change in cash and cash equivalents of the Lufthansa Group in the year under review. As required by IAS 7, cash flows have been divided into operating cash flow (corresponding to the cash inflow from operating activities) as well as investing and financing activities. Cash and cash equivalents disclosed in the cash flow statement comprise bank balances (without time deposit credit balances) and cash in hand. The balance of liquid funds in a wider sense can be determined by including securities held as current assets and long-term time deposit credit balances.

Consolidated Cash Flow Statement

Cash and cash equivalents on 1 January	**2001** €m	2000 €m
Cash and cash equivalents on 1 January	**385.8**	**225.0**
Loss/profit before income taxes	– 806.9	1,188.9
Depreciation of fixed assets (net of reversals)	1,798.9	1,054.4
Depreciation of repairable aircraft spare parts	39.1	71.7
Result from fixed asset disposal	– 164.1	– 388.3
Result from investments accounted for under the equity method	15.9	– 62.7
Net interest	397.9	256.2
Income taxes paid	– 7.4	– 211.2
Changes in inventories	– 130.9	– 21.3
Changes in receivables, other assets and prepaid expenses	– 988.8	– 644.6
Changes in provisions and accruals	1,107.4	413.9
Changes in liabilities (without borrowings)	394.5	540.7
Other	80.1	– 57.5
Cash flows from operating activities	**1,735.7**	**2,140.2**
Purchase of tangible assets and intangible assets	– 1,355.2	– 1,778.5
Purchase of financial assets	– 139.1	– 236.7
Additions to repairable aircraft spare parts	– 47.8	– 100.8
Proceeds from sale of non-consolidated equity investments	111.3	539.3
Acquisition of non-consolidated equity investments	– 365.7	– 453.9
Acquisition of consolidated equity investments*	– 1,192.5	– 115.2
Proceeds from disposals of intangible assets, tangible assets and other financial assets	379.6	287.1
Interest received	98.3	107.4
Dividends received	79.8	55.5
Net cash used in investing activities	**– 2,431.3**	**– 1,695.8**
Sale of securities/term deposits	– 219.9	– 31.3
Net cash used in investing activities and cash investments	**– 2,651.2**	**– 1,727.1**
Proceeds from long-term borrowings	1,413.3	667.3
Repayments of long-term borrowings	– 527.8	– 558.8
Other borrowings	548.0	–
Dividends paid	– 229.0	– 214.6
Interest paid	– 298.9	– 156.1
Net cash used in financing activities	**905.6**	**– 262.2**
Net decrease/ increase in cash and cash equivalents	**– 9.9**	**150.9**
Effects of exchange rate changes	2.4	9.9
Cash and cash equivalents on 31 December	**378.3**	**385.8**
Securities	5.5	584.0
Term deposits	798.4	–
Total liquid funds	**1,182.2**	**969.8**
Net increase/ decrease in total liquid funds	212.4	192.1

**Net of €65.1m (prior year: €0.6m) cash acquired.*
Note to the Consolidated Cash Flow Statement see page 78.

Notes to the Consolidated Financial Statements of Deutsche Lufthansa AG 2001

1 Fundamentals and methods

The consolidated financial statements of Deutsche Lufthansa AG and its subsidiaries have been prepared in accordance with the International Accounting Standards (IAS) taking account of the interpretations by the Standing Interpretations Committee (SIC). All standards applying to financial year 2001 have been taken into account. IAS 39 (Financial Instruments: Recognition and Measurement) as well as IAS 40 (Investment Property) have been applied for the first time.

No accounting and valuation methods under German law not in conformity with IAS or SIC have been applied.

The requirements set out in section 292 a of the German Commercial Code (HGB), exempting the Company from its obligation to prepare consolidated financial statements under the German Commercial Code, are met. The assessment of such requirements is based on the German Accounting Standard No. 1 (DRS 1) promulgated by the German Standards Committee Council.

The following accounting and valuation methods applied to the present consolidated financial statements deviate from German law:

- translation of foreign currency receivables and liabilities as at the closing date and recognition of the effects of changes in foreign exchange rates in the income statement;
- accounting of internally generated intangible fixed assets;
- revenue recognition by reference to the stage of completion of long-term customer orders;
- valuation of long-term provisions at present value;
- no recognition of other provisions if the probability of outflow of resources is below 50 per cent;
- recognition of deferred tax assets and liabilities in accordance with the liability method; capitalisation of deferred tax assets from tax loss carryforwards;
- recognition of assets and corresponding liabilities under finance leasing agreements according to IAS 17;
- valuation of retirement benefit obligations according to the projected unit credit method, taking account of future trends in salaries and the corridor rule under IAS 19;
- measurement of financial instruments, with the exception of loans and receivables originated, or financial investments held to maturity at fair value, provided such value can be reliably determined, as well as recognition of the resulting changes directly in equity;
- measurement of financial instruments at fair value in so far as they qualify as held for trading, and recognition of the effects of changes in net profit or loss for the period.

2 Consolidation methods

All significant subsidiaries under the legal and/or actual control of Deutsche Lufthansa AG are included in the consolidated financial statements. Significant joint ventures and associated companies are accounted for using the equity method, provided that the Group holds an interest of between 20 and 50 per cent and has the ability to exercise significant influence. Other equity investments are valued at acquisition cost. Pages 128–132 present a list of significant subsidiaries, joint ventures and associates.

For the purpose of initial consolidation of subsidiaries, the acquisition cost of equity investments is compared to the Group's share in the carrying amount of the respective company's equity. The difference between acquisition cost and prorated equity is, as a rule, initially allocated to the subsidiary's assets and liabilities up to the amount of the difference between fair value and carrying amount. Within the context of subsequent consolidations, hidden reserves and encumbrances thus disclosed are carried forward, amortised or released in accordance with the treatment of the corresponding assets and liabilities. Any remaining asset-side difference from capital consolidation is recognised as goodwill and amortised over its expected useful life according to the straight-line method. Negative goodwill is openly deducted from asset-side differences and, provided that it does not result from anticipated losses, released over a maximum period of 20 years in accordance with the development of the corresponding fixed asset items. Negative goodwill arisen before financial year 2000 is released affecting income over a period of five years as before.

The carrying amount of the investments accounted for by the equity method is increased and reduced respectively at each reporting date by Lufthansa Group's prorated share of the associates or joint venture's changes in equity capital. The difference between the carrying amount of the equity investment and the prorated equity of the company is allocated and carried forward on the basis of the principles applicable to consolidation.

Effects resulting from intra-group transactions are eliminated. Receivables and payables between consolidated companies are netted; intra-group profits and losses with regard to fixed assets and inventories are eliminated, and intra-group income is set off against the corresponding expenses. For all temporary differences from consolidation, tax deferrals are recognised as required by IAS 12.

The consolidation methods used are unchanged compared with the preceding year.

3 Currency translation

The financial statements of foreign Group companies are translated into euros in accordance with the functional currency concept. The functional currency is the currency of the country in which the respective company is located. Consequently, assets and liabilities are translated at the exchange rate on the balance sheet date, whereas income statement items are translated at average exchange rates for the year. Any differences resulting from this as well as from the currency translation of amounts carried forward from the prior year are recognised directly in equity. Goodwill arising from capital consolidation of foreign subsidiaries is carried forward at historical acquisition cost.

The following table reflects the fluctuation in major foreign exchange rates in comparison with the euro:

	2001 Rate at balance sheet date	2001 Income statement average rate	2000 Rate at balance sheet date	2000 Income statement average rate
USD	1.13340	1.11966	1.07504	1.09244
CAD	0.70917	0.72279	0.71793	0.73678
GBP	1.64177	1.61101	1.60436	1.64704
HKD	0.14468	0.14355	0.13705	0.14019
THB	0.02552	0.02520	0.02468	0.02709
SEK	0.10715	0.10763	0.11316	0.11843
NOK	0.12559	0.12438	–	–
DKK	0.13446	0.13421	–	–
CHF	0.67549	0.66384	–	–

4 Group of consolidated companies

In addition to Deutsche Lufthansa AG as the parent company, the group of consolidated companies includes 23 domestic and 124 foreign companies (prior year: 18 domestic and 32 foreign companies). Compared with the prior year, the 2001 group of consolidated companies has been expanded by the companies of the Onex Food Services group, the majority interest in which was acquired as of 1 June 2001, LSG Sky Chefs S.p.A., the majority interest in which was acquired as of 1 July 2001, and Margian AB, acquired by the end of the year. The amount of €1,339.7m was spent for the acquisition of 52 per cent of the shares of the Onex Food Services group, whereas the amount of €14.2m has been spent for the acquisition of 50 per cent of the shares of LSG Sky Chefs S.p.A., and €1.1m for 100 per cent of the shares of Margian AB.

eLSG Sky Chefs Inc., founded in January 2001, is consolidated as of 1 January 2001. In addition to that, the following companies have for the first time been included in the group of consolidated companies: Lufthansa A.E.R.O. GmbH, Lufthansa Airmotive Ireland Holdings Inc., Lufthansa Airmotive Ireland Ltd., Lufthansa Technik Logistik GmbH, Lufthansa Technik North America Holding Corp., BizJet International Sales & Support Inc., LSG Lufthansa Service Switzerland AG and six Scandinavian companies of the LSG group as well as five companies hived off from Lufthansa Systems GmbH (business name changed to Lufthansa Systems Group GmbH). The companies GlobeGround GmbH, Hudson General Aviation Services Inc., Hudson General Corp., Hudson General LLC and LAGS USA Inc., which was previously included in the group of consolidated companies, were no longer consolidated after the sale of the majority of the shares of Globe Ground GmbH as of 31 July 2001. The remaining interest of 49 per cent is accounted for as an associated company under the equity method.

Until 31 March 2001, the group of consolidated companies also included shares in six special funds, the assets of which had to be attributed to the Group. All the funds were released at the end of March 2001.

The inclusion of other subsidiaries has been unnecessary because their combined influence on the Group's net assets, financial position and results of operations is insignificant. All in all, these non-consolidated companies account for up to five per cent of revenue, results and balance-sheet total.

The consolidated financial statements include investments in 57 joint ventures and 57 associated companies (prior year: 65 joint ventures and 56 associated companies), of which seven (prior year: nine) joint ventures and 30 (prior year: 18) associated companies are accounted for by the equity method. The investments in GlobeGround GmbH (after the sale of the majority of shares) as well as in the companies Eurowings Luftverkehrs AG, Aerococina S. A. de C.V., Airport Restaurants Barbados, Antigua Catering Services Ltd., Barbados Flight Kitchen Ltd., Caterair Airport Services Pty Limited, Catering Por, Cocina de Vuelos S.A. de C.V., Gulf International Caterers, Inflight Holding (Cayman) Ltd., St. Lucia Catering Services Ltd., St. Thomas Catering Corp., Versair In-Flight Services Ltd. and Sancak Havacilik Hizmetleri A.S. have for the first time been accounted for at equity. Onex Food Services Inc. and LSG De Montis S.p.A. (change of business name into LSG Sky Chefs S.p.A.), which had previously been accounted for at equity, have now been consolidated. GlobeGround Berlin GmbH and EFM Gesellschaft für Enteisen und Flugzeugschleppen am Flughafen München mbH have left the group of companies accounted for at equity because of the sale of shares. Owing to their overall minor significance, the other joint ventures and associated companies are carried at acquisition cost.

The following assets and liabilities as well as income and expenses are allocable to the Group owing to its interest in the respective joint venture:

	2001 €m	2000 €m
Fixed assets	2,249.3	1,596.4
Current assets	926.8	701.6
Liabilities	2,463.9	1,844.1
Expenses	4,519.7	3,103.3
Income	4,562.8	3,163.1

The significant increase in items is mainly due to the extension of the group of consolidated companies within the Thomas Cook group in connection with the acquisition of interests by the latter.

The effects of the changes in the group of consolidated companies and in the group of companies carried at equity are shown in the following tables. The column reflecting the changes does not show the effects from the investment itself but the contributions to the respective items from the companies consolidated or accounted for at equity for the first time.

Balance sheet	Group 31.12.2001 €m	of which from changes in the group of consolidated companies €m
Fixed assets	12,886.4	+ 1,015.8
Current assets	4,614.7	+ 534.9
Balance sheet total	18,205.9	+ 1,741.5
Shareholders' equity	3,498.1	– 335.3
Minority interests	30.1	– 29.0
Provisions and accruals	6,863.4	+ 463.8
Long-term borrowings	4,445.7	+ 1,151.8
Other liabilities	3,027.6	+ 489.2

Details about the effects of the changes in the group of consolidated companies on fixed assets may be gathered from the notes to individual items. The increase in long-term borrowings caused by the changes in the group of consolidated companies is explained in detail in note 34.

Income Statement	Group 2001 €m	of which due to changes in the group of consolidated companies €m
Revenue	16,690.0	+ 1,641.9
Operating income	18,188.7	+ 1,655.2
Operating expenses	18,504.3	+ 2,330.2
Loss/profit from operating activities	– 315.6	– 675.0
Financial result	– 429.1	+ 486.2
Loss/profit from ordinary activities	– 744.7	– 188.8
Taxes	+ 140.2	– 53.3
Net loss for the period	– 633.2	– 272.5

Material effects concerning the income statement are explained in more detail in the notes to individual items.

5 Accounting and valuation methods

Income and expense recognition
Revenue and other operating income are recognised upon the performance of services or passage of risk to the customer. Revenue from customer-related long-term construction contracts is recognised according to the stage of completion based on the percentage of completion method.

Operating expenses are recognised in the income statement upon utilisation of the service or at the date of their origin. Warranties are recognised when the respective revenue is recognised. Interest income and expenses are reported on an accrual basis. Income or expenses from profit or loss transfer agreements are recognised at the end of the financial year. Dividends are, as a rule, recognised as received.

Intangible assets
Acquired intangible assets are recognised at acquisition cost, internally generated intangible assets from which the Group expects future benefits are recognised at manufacturing cost and regularly amortised according to the straight-line method over the estimated useful life of five years. Manufacturing cost includes all costs directly attributable to the manufacturing process as well as appropriate portions of the indirect costs relating to this process. Borrowing costs are not capitalised.

Goodwill arising from consolidation and accounting under the equity method is amortised systematically over its estimated useful life, i.e. over a period of four to twenty years. The estimated useful life reflects the future economic benefits expected to be achieved by the improved market position resulting from the business acquisition and the respective company's value-added opportunities.

Tangible assets
Tangible assets serving business operations for more than one year are valued at acquisition or manufacturing cost, reduced by scheduled straight-line depreciation. Manufacturing cost includes all costs directly attributable to the manufacturing process as well as appropriate portions of the indirect costs relating to this process. Borrowing costs are not reported. The useful lives applied to tangible assets correspond to the expected useful lives in the Group. Exclusively tax-based depreciation is not recognised.

New aircraft and spare engines are depreciated over a period of twelve years to a residual value of 15 per cent.

Buildings are assigned a useful life of between 20 and 45 years. Buildings and leasehold improvements are depreciated according to the term of the lease or a shorter useful life. Depreciation rates are mainly between ten and twenty per cent per year. A useful life of up to ten years is reported for plant and machinery. Office and factory equipment is depreciated under normal conditions over three to ten years.

Finance leasing
In accordance with IAS 17, the economic ownership of leased assets is transferred to the lessee if the lessee bears substantially all the risks and rewards related to the ownership of the leased asset. Provided that its economic ownership is transferred to the Lufthansa Group, the asset is recognised at the time of conclusion of the contract at the present value of the lease payments plus incidental payments, if any, to be borne by the lessee. Depreciation methods and useful lives correspond to those applied to comparable acquired assets.

Impairment of assets
Intangible assets and tangible assets are written down at the balance sheet date if the recoverable amount of the asset has dropped

below its carrying amount. The recoverable amount is determined as the higher of an asset's net selling price and the present value of the estimated future cash flows.

Financial assets
Financial assets are recognised at the settlement date, i.e. at the time when the asset is created or transferred, at acquisition cost.

Long-term low- or non-interest bearing loans are reported at their present discounted value.

IAS 39 has for the first time been applied as of 1 January 2001. A distinction is now made between financial assets held to maturity and financial assets available for sale. Financial assets available for sale are accounted for at fair value as of the balance sheet date, provided such value can be determined reliably. Changes in fair values between the balance sheet dates are recognised directly in equity. Any release of the reserves to income is either effected upon disposal or in the case of a lasting decline in fair value below the acquisition cost.

Financial assets held to maturity are valued at amortised cost as of the balance sheet date. In case the recoverable amount drops below the carrying amount at the balance sheet date, value adjustments affecting income are performed.

Prior to the application of IAS 39, financial assets were accounted for at amortised acquisition cost. Any differences between the amortised cost as of 31 December 2000 and the fair values as of 1 January 2001 were recognised in reserves – if necessary, adjusted for deferred taxes.

Repairable aircraft spare parts
Repairable aircraft spare parts are recorded at continually adjusted prices based on average acquisition cost. For valuation purposes, spare parts are assigned to individual aircraft types and generally depreciated in accordance with the depreciation rate for aircraft.

Current assets
Current assets include inventories and financial assets.

Inventories
The item includes non-repairable spare parts, raw materials and supplies, purchased merchandise and payments made on account of inventories. Valuation is based on acquisition cost determined on the basis of average prices, or on manufacturing cost. Manufacturing cost includes all the costs directly attributable to the manufacturing process as well as appropriate portions of the indirect costs relating to this process. Borrowing costs are not capitalised. Valuation as of the balance sheet date is based on the lower of cost or net realisable value net of any costs yet to be incurred. As a rule, valuation is based on the net realisable value of the finished product.

Current financial assets
Current financial assets include accounts receivable, securities as well as cash and cash equivalents.

All current financial assets are initially recognised at acquisition cost at the settlement date, i.e. the time of origination of the accounts receivable or transfer of economic ownership. The acquisition cost of low- or non-interest bearing monetary claims corresponds to their present value at the time of origination.

Since the first application of IAS 39 as of 1 January 2001, a distinction of financial current assets is made between loans and receivables originated by the company, assets held for trading, assets held to maturity and assets available for sale.

Loans and receivables originated as well as receivables held to maturity are valued at net book value as of every subsequent balance sheet date, whereas assets held for trading and available for sale are measured at the fair value attributable at the balance sheet date.

Receivables
In so far as they are not held for trading, receivables are carried at amortised cost at the balance sheet date.

Customer receivables from manufacturing or service orders not yet completed at the balance sheet date are recognised at manufacturing cost plus a mark-up corresponding to the stage of completion, provided that the outcome of the contract can be assessed reliably. Any other unfinished customer orders are recognised at the amount of the manufacturing cost incurred to the extent that their recovery is expected.

If it is uncertain whether receivables can be collected, such customer receivables are carried at the lower realisable value. In addition to any necessary individual allowances, any recognisable risks from the general credit risk are accounted for by lump-sum itemised allowances.

Foreign currency receivables are valued at the middle rate of buying and selling price on the balance sheet date.

Securities held as current assets
Securities held as current assets are valued as financial assets available for sale at the fair value as of the balance sheet date, provided such value can be determined reliably. Changes in fair values between the balance sheet dates are recognised directly in equity – if necessary, adjusted for deferred taxes.

Cash and cash equivalents
Cash and cash equivalents are reported at cost. Any foreign currency balances are valued at the balance sheet date middle rate.

Derivative financial instruments
In the Lufthansa Group, derivatives are used exclusively for hedging interest rate and currency risks in accordance with an intra-group guideline, and for hedging fuel price risks on the basis of a safety policy defined by the Managing Board and supervised by a price hedging committee. Interest rate and currency hedging transactions are also entered into with non-consolidated Group companies.

Interest rate risks are hedged mainly on the basis of interest rate swaps; the variable interest rate the underlying transaction is based on is in this connection exchanged for a fixed interest rate over the entire term.

Forward exchange transactions and currency options are used to hedge currency risks. Fluctuation band options, which represent the combination of a purchase and simultaneous sale of currency options of the same currency, are also used. Fluctuation band options are concluded as zero cost options, i.e. the option premium to be paid is equal to the premium resulting from the sale of the option.

Fuel price hedging arrangements have been made in the form of fixed price and option transactions on the crude and heating oil market.

Owing to the first-time application of IAS 39, all financial derivatives are now recognised in the balance sheet at acquisition cost and subsequently measured at their fair value as of the balance sheet date.

In so far as the financial instruments used are efficient hedging transactions within the scope of a hedging relation in accordance with the provisions of IAS 39, any changes of the fair values will not affect the results of the period during the term of the derivative.

Hedging transactions are entered into either to secure fair values or future cash flows.

In the case of an effective hedging of fair values, any changes of the fair values of the hedged asset or the hedged debt and those of the financial instrument will balance out in the income statement.

Fair value changes from an efficient cash flow hedging operation are recorded in the corresponding reserves item directly in equity.

In case the hedged cash flow is an investment, the result of the hedging transaction is transferred from equity to the acquisition cost of the investment at the time of the underlying transaction's maturity.

In all other cases, the cumulative gain or loss previously recognised in equity is included in net profit or loss for the period upon maturity of the hedged cash flow.

Provided that the financial instruments used do not qualify as effective hedging transactions but as held for trading under IAS 39, any fair value changes have to be recognised directly in the income statement as profit or loss.

The Group's hedging policy (cf. note 39) aims at concluding exclusively effective derivatives for the hedging of interest rate, currency and fuel price risks.

However, some necessary hedging transactions used for fuel price hedging as well as transactions with non-consolidated Group companies do not satisfy the qualifying criteria of effectiveness of IAS 39. Consequently, changes in fair value of these transactions have to be taken into account in the income statement directly.

Provisions and accruals

Retirement benefit obligations are valued in accordance with the accrued benefit valuation method prescribed by IAS 19 for performance-oriented pension plans. The interest share included in pension expense is shown in the financial result as interest expense.

Provisions for taxes and other provisions and accruals are set up to cover external obligations resulting from a past event and likely to lead to an outflow of economic resources in future, provided this outflow can be estimated reliably. If a provision or accrual was not recognised because one of the recognition criteria was not met, the respective commitments are disclosed under contingent liabilities.

Provisions for obligations which are not expected to result in an outflow of resources in the following year are measured at the amount of the present value of the expected outflow.

The amount of provisions and accruals recognised is reviewed at each balance sheet date. Provisions in foreign currency are translated at closing date rates.

Liabilities

Liabilities under finance lease agreements are reported at the present value of the lease rates at the date of conclusion of the agreement, whereas other liabilities are reported at their repayment amounts or net book values.

Foreign currency liabilities are valued at the middle rate on the balance sheet date.

Deferred tax items

In accordance with IAS 12, deferred taxation is provided for all temporary differences between the tax bases of the assets and liabilities of the individual companies and their carrying amounts in the consolidated financial statements. Tax loss carry forwards which are likely to be utilised in the future are recognised in the amount of the deferred tax assets. IAS 12 in the version revised in the year 2000 requires the application of the corporation tax retention rate in the valuation of deferred tax differences. Consequently, deferred tax assets and liabilities respectively reported before financial year 2000 had to be released with regard to profit portions not yet distributed in financial year 2000, whereas the other deferred tax assets and liabilities recognised or carried as liability in preceding years had to be adjusted to the retention tax rate.

Due to the reduction of the corporation tax rate to generally 25 percent decided and enacted within the scope of the year 2000 tax reform, the rate for deferred taxes in Germany had to be reduced from 40 to 35 per cent in financial year 2000 (2001: deferred tax rate of 35 per cent). Accordingly, any deferred tax assets and liabilities being reversed in subsequent years were adjusted either affecting or not affecting income in so far as they had been set up to the debit of results or reserves in financial year 2000.

In financial year 2001, tax rates for deferred taxes abroad were 12 to 40 per cent.

Notes to the Consolidated Income Statement

6 Traffic revenue

By sector	2001 €m	2000 €m
Passenger	9,859.0	10,006.6
Freight	2,271.7	2,414.0
Mail	122.3	128.6
	12,253.0	**12,549.2**
Scheduled	11,813.8	12,134.4
Charter	439.2	414.8
	12,253.0	**12,549.2**

The traffic revenue of Lufthansa Cargo AG disclosed in segment reporting (note 40) includes revenue from the carriage of passengers on combined passenger and freight traffic in the amount of €0.6m (prior year: €0.5m), which has been allocated to revenue from passenger business in the above table.

7 Other revenue

By sector	2001 €m	2000 €m
Maintenance	1,488.0	1,049.2
Catering services	1,483.7	495.3
Convenient Meal Solutions	366.8	–
Travel (commissions)	182.5	173.6
EDP services	292.7	288.1
Ground services	314.3	343.9
Other services	309.0	301.1
	4,437.0	**2,651.2**

The extension of the group of consolidated companies caused a rise in revenue from maintenance of €241.2m as well as a rise in catering services of €1,036.9m. The Convenient Meal Solutions sector has emerged after the acquisition of the majority of the shares of the Onex Food Services group. The main reason for the decrease in ground services is that as regards the GlobeGround group, only the revenue until the time of its exclusion from the group of consolidated companies, i.e. for seven months, is included. This effect has partly been compensated for by revenue growth with the other companies in the Group.

Other revenue includes revenue from unfinished services in connection with long-term construction or service orders in the amount of €140.9m (prior year: €46.2m). Such revenues were recognised by stage of completion in the amount of the proportion of the anticipated total revenue attributable to this stage. In case it was impossible to make reliable estimates of the outcome of the total order, revenues were recognised in the amount of the order costs incurred. The stage of completion was estimated on the basis of the costs incurred at the balance sheet date in relation to total anticipated order costs.

The accumulated costs of unfinished orders, i.e. taking account of the amounts recognised in prior years, amounted to €130.9m (prior year: €56.1m), whereas the respective profits amounted to €21.1m (prior year: €3.1m). Down payments by customers amounted to €150.5m (prior year: €55.6m). The balance of these amounts reduced by allowances is shown under receivables and other assets (cf. note 26). No amounts were withheld by customers (prior year: €1.1m).

8 Changes in inventories and work performed by the enterprise and capitalised

Changes in inventories and work performed by the enterprise and capitalised	2001 €m	2000 €m
Decrease/increase in finished and unfinished goods	+ 1.8	- 0.3
Work performed by the enterprise and capitalised	24.0	41.6
	25.8	**41.3**

9 Other operating income

Other operating income	2001 €m	2000 €m
Income from disposal of fixed assets	181.6	421.8
Income from write-ups to fixed assets	0.6	30.3
Foreign currency translation gains	477.6	392.9
Release of provisions	109.1	99.0
Income from re-debiting of accounts payable	128.2	112.4
Re-debiting of charges for EDP distribution systems	34.5	29.0
Release of allowances for receivables/elimination of accounts payable	29.7	14.2
Hiring out of staff	30.5	34.2
Compensation received for damages	33.4	43.3
Rental income	28.2	33.6
Income from the subleasing of aircraft	10.7	11.2
Income from disposal of current financial assets	26.3	47.8
Other operating income	382.5	374.5
	1,472.9	**1,644.2**

Income from the disposal of fixed assets includes €35.0m (prior year: €23.1m) relating to the sale of aircraft as well as €79.7m relating to income from the sale of the 51 per cent interest in the GlobeGround group.

Income in the amount of €57.9m was achieved from the sale of shares in France Telecom which had been received by means of an exchange of shares in EQUANT N.V. In the preceding year, €375m had been realised from the sale of shares in Amadeus Global Travel Distribution S. A.

Foreign currency translation gains include for the most part gains on exchange differences between the exchange rate in operation at the date of the transaction (average rate for a month) and the time of payment (spot rate) as well as currency translation gains from valuation at the closing date rate. Translation losses from these transactions are reported under other operating expenses (note 13). The release of provisions relates to a large number of provisions set up in prior years and not used completely. The expense for provisions that had not been set up in an adequate amount in prior years was assigned to the respective primary type of expense.

Other operating income includes a large number of items which are not allocable to any of the accounts already mentioned, including non-cash benefits from employer contributions (contra entry in staff costs), advertising income and canteen income.

The changes in the group of consolidated companies have not materially affected the amount of other operating income.

10 Cost of materials

Cost of materials	2001 €m	2000 €m
Fuel for aircraft	1,621.0	1,498.6
Other raw materials and supplies	1,392.6	1,081.5
Purchased merchandise	707.4	169.3
Total cost of raw materials and supplies and purchased merchandise	**3,721.0**	**2,749.4**
Charges	2,310.8	2,250.3
Charter	502.3	529.0
External technical services	511.7	494.1
Flight services	199.5	230.4
Operating lease	30.0	61.9
External EDP services	29.7	25.7
Other purchased services	318.5	277.4
Total cost of purchased services	**3,902.5**	**3,868.8**
	7,623.5	**6,618.2**

Owing to the extension of the group of consolidated companies, cost of materials rose by a total of €668.5m. The cost of purchased merchandise increased by €541.7m, whereas the cost of other raw materials and supplies increased by €208.4m. Contrary to this, the cost of purchased services, especially external technical services and flight services, decreased by €80.7m as a result of the elimination of internal sales with the companies consolidated for the first time.

11 Staff costs

Staff costs	2001 €m	2000 €m
Wages and salaries	3,758.2	2,880.3
Social security	527.8	471.4
Pension costs and other employee benefits	194.6	273.2
	4,480.6	**3,624.9**

The increase in staff costs includes €677.6m resulting from the extension of the group of consolidated companies, €634.4m of which relates to wages and salaries and €21.6m to social security, pension and other benefits.

For the most part, additions to the retirement benefit obligations (cf. note 33) are reported as pension costs. As in the preceding year, €0.4m has been recognised for executive officers.

Average number of employees	2001	2000
Ground personnel	69,372	52,158
Flight personnel	17,509	16,512
Trainees	1,094	853
	87,975	**69,523**

The annual average number of ground personnel includes 16,860 employees from the companies consolidated for the first time and 3,633 employees from the GlobeGround group excluded from the group of consolidated companies as of 31 July 2001. The staff numbers of these companies were calculated pro rata temporis as of the time of first-time consolidation or exclusion from consolidation. At 31 December 2001, the Group employed a number of 90,008 (prior year: 70,705) persons.

12 Depreciation and amortisation

The amortisation and depreciation applied to intangible assets, aircraft and other tangible assets may be gathered from the notes to the respective items. Total amortisation and depreciation amount to €1,714.1m, including exceptional amortisation of goodwill in the Catering segment in the amount of €495.4m. The recoverable amount has in this connection been determined at the LSG Sky Chefs (USA group) level; it corresponds to the value in use. The calculation was based on an interest rate before taxes of 13 per cent. The exceptional amortisation was caused by the terrorist attacks of 11 September, as a result of which the group recorded a major decline in revenue and earnings.

The first pro rata temporis amortisation of the goodwill of the new Group companies in the amount of €53.6m and their own contribution to the amortisation and depreciation item caused amortisation and depreciation to increase by €148.5m.

13 Other operating expenses

Other operating expenses	2001 €m	2000 €m
Sales commissions paid to agencies	1,077.8	1,180.5
Rents and maintenance costs	594.6	474.7
Staff-related expenses	585.3	503.4
Charges for EDP distribution systems	259.0	235.8
Transfer to the provision for contingent losses from a catering contract	180.0	–
Advertising and sales promotion	145.6	155.4
Foreign currency translation losses	431.0	444.5
Audit, consulting and legal fees	193.8	96.7
Expenses incurred from re-debited accounts payable	163.4	143.3
Other services	147.0	124.9
Allowances for receivables	101.0	33.9
Losses from disposal of fixed assets	17.5	33.4
Losses from disposal of current financial assets	30.2	25.6
Losses from disposal of other current assets	4.7	0.1
Restructuring cost	15.7	–
Other operating expenses	739.5	686.2
	4,686.1	**4,138.4**

Foreign currency translation losses mainly include losses on exchange rate differences between the exchange rate in operation at the date of the transaction (average rate for a month) and the time of payment (spot rate) as well as translation losses from valuation at the closing rate (cf. note 9).

The changes in the group of consolidated companies led to a rise in other operating expenses by €340.2m, with rents and maintenance costs having risen by €126.7m, and consulting and legal fees by €40.5m.

14 Income from subsidiaries, joint ventures and associates

Income from subsidiaries, joint ventures and associates	2001 €m	2000 €m
Income from profit transfer agreements	28.6	34.1
Income from joint ventures	+ 47.3	+ 75.5
Income from associates	– 38.6	– 1.8
Income from other equity investments	+ 20.6	+ 15.1
Expenses from loss transfer	– 13.5	– 58.2
	+ 44.4	**+ 64.7**

Income and expenses from profit and loss transfer agreements include the subsidiaries' tax contributions/credits. The income from joint ventures includes profits in the amount of €40.3m (prior year: €72.7m). The income from associates includes losses of €56.2m (prior year: losses of €10.0m) which are accounted for under the equity method.

The income contributions by the companies accounted for under the equity method for the first time, amounted to –€3.2m after the prorated amortisation of goodwill. If the prior year group of consolidated companies and the group of investments included under the equity method had been maintained, the income from subsidiaries, joint ventures and associates would nevertheless have been €601.3m lower in total. The main reason for this is that the income contribution of the Onex Food Services group and the exceptional amortisation of its goodwill would have been reported in total under income from subsidiaries, joint ventures and associates.

15 Net interest

Net interest	2001 €m	2000 €m
Income from other securities and long-term loans	48.0	41.0
Other interest and similar income	52.2	67.2
Interest and similar expenses	– 498.1	– 364.4
	– 397.9	**– 256.2**

As a consequence of the inclusion of new companies in the group of consolidated companies of the Lufthansa Group, the negative interest balance increased by €99.3m.

Interest expenses include €10.9m (prior year: €6.6m) from the compounding of long-term other provisions and accruals discounted in prior years.

16 Other financial items

Other financial items	2001 €m	2000 €m
Depreciation on financial assets	– 54.8	– 30.1
Depreciation on securities held as current assets	–	– 45.1
Result from measuring derivatives at fair value*	– 20.8	–
	– 75.6	**– 75.2**

*Concerns derivative financial instruments qualifying as held for trading.

The contribution of the companies consolidated for the first time amounted to –€15.8m.

17 Taxes

Other taxes	2001 €m	2000 €m
Current tax expenses	63.6	29.4
Release of tax provisions/ tax liabilities	– 1.0	– 2.3
Refunds for prior years	– 0.4	– 0.5
	62.2	**26.6**
Taxes re-debited to subsidiaries	–	– 0.2
	62.2	**26.4**

The increase in other taxes is in the amount of €28.5m due to the extension of the group of consolidated companies.

Income taxes	2001 €m	2000 €m
Current income tax expenses	19.5	291.7
Release of tax provisions	– 6.1	– 1.9
Refunds for prior years	– 29.0	– 3.4
Deferred tax	– 186.8	216.5
	– 202.4	**502.9**

Income is provided with a negative sign.

The following table reconciles expected and actually disclosed tax expenses. The expected tax expenses are determined by multiplying the result before income taxes by the applicable tax rates, i.e. 35 per cent for financial year 2001 and 50 per cent for financial year 2000 respectively. They consist of a tax rate of 25 per cent and 40 per cent respectively in the preceding year (profit retention tax rate) for corporation tax and in each case ten per cent trade tax on income. In view of the 2000 tax reform and the corporation tax rate of 25 per cent applicable as from financial year 2001, deferred tax items were already valued at 35 per cent at the end of the year 2000.

	2001 €m Basis of assessment	2001 €m Tax expenses	2000 €m Basis of assessment	2000 €m Tax expenses
Expected income tax expenses/refund	– 806.9	– 282.4	1,188.9	594.5
Release and revaluation of deferred tax items carried forward from the first application of IAS 12 in its revised wording	–	–	–	+ 147.2
Tax-free income, other deductible amounts and permanent differences	– 65.8	+ 23.0	408.1	– 204.1
Amortisation of goodwill non-deductible for tax purposes	202.0	+ 70.7	61.5	+ 30.8
Losses incurred with foreign subsidiaries (prior year: retained profits) not imposed with deferred taxes	15.7	– 5.5	–12.7	+ 6.4
Solidarity surcharge	–	–	–	+ 8.9
Deviation of local taxes from deferred tax rate	–	+ 17.1	–	– 18.7
Tax refund on prior year dividend	–	– 48.8	–	– 46.0
Reduction of deferred tax items to 35 per cent of the assessment basis	–	–	–	– 28.7
Other	–	+ 23.5	–	+ 12.6
Disclosed income tax expenses		**– 202.4**		**502.9**

By virtue of the first-time application of IAS 12 in financial 2000 in its wording revised in 2000, deferred tax assets and liabilities from split corporation tax rates in Germany have been released or revalued, affecting income in 2000. As from that time, taxes due upon distribution are not taken into account before the time of distribution. In the event of full profit distribution, there will be tax credits in the amount of €93.2m (prior year: €142.0m).

Due to the application of IAS 12 in its wording revised in 2000, deferred tax liabilities on retained earnings with foreign subsidiaries are no longer set up. Any corresponding prior year amounts have been released to the income statement in financial year 2000.

Within the scope of equity accounting, deferred taxes on the retained earnings of equity investments are set up in the amount of the taxes due upon distribution.

Deferred taxes from the currency translation of equity investments set up in prior years without effect on profits were released without effecting profits in financial year 2000.

In financial year 2001, deferred tax assets in the amount of €26.4m (prior year: deferred tax assets in the amount of €3.7m) were credited directly to equity.

Deferred tax assets and liabilities for the years 2001 and 2000 are allocated as follows:

	31.12.2001 €m Assets	31.12.2001 €m Liabilities	31.12.2000 €m Assets	31.12.2000 €m Liabilities
Losses carried forward and tax credits	105.7	–380.5	4.1	–2.3
Tax-based special depreciation, tax-free reserves	–	245.9	–	291.7
Retirement benefit obligations	10.8	–285.3	–	–283.7
Finance lease aircraft	–	–120.5	–	–139.8
Depreciation and amortisation	23.9	377.1	–	365.5
Eliminated allowances on intra-group loans	–	101.3	–	–
Measurement of financial instruments at fair value	4.9	101.3	–	–
Other provisions	108.2	35.3	–	–197.5
Other	8.5	41.3	14.6	51.8
	262.0	**115.9**	**18.7**	**85.7**

Apart from the aforementioned deferred tax assets from losses carried forward and tax credits, there are tax losses in the amount of €62.3m (prior year: €23.7m), which were not recognised. An amount of €1.9m of such losses may be utilised only until the year 2006, whereas €2.9m may be used until 2007, €3.4m until 2008 and €4.1m until 2011.

18 Loss/earnings per share

Loss/earnings per share are determined by dividing the net loss/profit for the period by the weighted average number of ordinary shares outstanding during the financial year. There were no shares outstanding on 31 December 2001 or 31 December 2000 that might have a dilutive effect on the loss/earnings per share.

	2001	2000
Loss/earnings per share in €	–1.66	1.81
Net loss/profit for the period in €m	–633.2	689.0
Weighted average number of ordinary shares outstanding	381,314,578	381,473,915

Notes to the Consolidated Balance Sheet
Assets

19 Fixed assets

€m	Intangible assets	Aircraft and spare engines	Other tangible assets	Financial assets	Total fixed assets
Acquisition cost					
1 January 2001	482.4	14,083.9	2,303.2	2,604.8	19,474.3
First-time application of IAS 39	–	–	–	58.5	58.5
Exchange rate differences	0.2	–	5.9	5.1	11.2
Change in the group of consolidated companies	843.1	25.8	747.2	–112.8	1,503.3
Additions	1,321.1	1,055.3	214.9	542.1	3,133.4
Disposals	60.3	206.2	176.6	283.4	726.5
Transfers	388.8	–0.2	–0.1	–388.5	–
31 December 2001	2,975.3	14,958.6	3,094.5	2,425.8	23,454.2
Depreciation and Amortisation					
1 January 2001	282.1	6,679.9	1,416.1	363.1	8,741.2
Exchange rate differences	0.5	–	3.8	0.2	4.5
Change in the group of consolidated companies	87.3	4.8	274.3	–3.8	362.6
Additions	639.9	865.1	209.1	80.9	1,795.0
Disposals	20.4	142.7	160.4	11.4	334.9
Reversal of impairments	–	–	–	0.6	0.6
Transfers	76.0	–0.2	–0.0*	–75.8	–
31 December 2001	1,065.4	7,406.9	1,742.9	352.6	10,567.8
Carrying amount 31 December 2001	**1,909.9**	**7,551.7**	**1,351.6**	**2,073.2**	**12,886.4**
Carrying amount 1 January 2001	**200.3**	**7,404.0**	**887.1**	**2,241.7**	**10,733.1**

*below €0.1m

Tangible fixed assets also include leased assets which, due to the form of the underlying lease contracts as finance leases, are allocable to the Group's economic rather than its legal ownership. The movement of these assets is presented in note 23.

There are land charges in the amount of €18.1m (prior year: €10.0m) in connection with land and buildings. A purchase option entered in the land register exists with regard to real property worth €307.4m. In addition, €954.3m are pledged as a collateral for existing loans.

20 Intangible assets

€m	Concessions, industrial and similar rights and assets as well as licences in such rights and assets	Software internally generated by the enterprise	Goodwill	Negative goodwill	Advance payments	Total
Acquisition cost						
1 January 2001	216.3	33.8	223.8	−7.6	16.1	482.4
Exchange rate differences	0.2	–	0.0*	–	0.0*	0.2
Change in the group of consolidated companies	294.7	−0.1	549.0	−0.6	0.1	843.1
Additions	26.9	1.8	1,263.3	0.0*	29.1	1,321.1
Disposals	24.1	4.4	30.2	–	1.6	60.3
Transfers	6.7	4.1	388.5	–	−10.5	388.8
31 December 2001	520.7	35.2	2,394.4	−8.2	33.2	2,975.3
Amortisation						
1 January 2001	146.0	18.4	120.4	−2.9	0.2	282.1
Exchange rate differences	0.4	–	0.1	–	0.0*	0.5
Change in the group of consolidated companies	73.4	–	12.9	1.0	–	87.3
Additions	51.9	4.7	583.5	−1.2	1.0	639.9
Disposals	16.1	4.3	0.0*	–	–	20.4
Reversal of impairments	–	–	–	–	–	–
Transfers	0.2	−0.1	75.8	–	0.1	76.0
31 December 2001	255.8	18.7	792.7	−3.1	1.3	1,065.4
Carrying amount 31 December 2001	**264.9**	**16.5**	**1,601.7**	**−5.1**	**31.9**	**1,909.9**
Carrying amount 1 January 2001	**70.3**	**15.4**	**103.4**	**−4.7**	**15.9**	**200.3**

*below €0.1m

The additions to goodwill from consolidation relate to the acquisition of the majority of the shares of the Onex Food Services group in the amount of €1,226.6m, the acquisition of LSG Sky Chefs S.p.A. in the amount of €14.4m and the acquisition of Margian AB in the amount of €1.1m. In addition, the increase in the shares of LSG Lufthansa Service Cape Town (Pty) Ltd. led to an addition of goodwill in the amount of €1.1m. Further additions in the amount of €10.9m relate to the adjustment of the acquisition price for several companies of the LSG Sky Chefs group.

Non-capitalised development costs for intangible assets in the amount of €27.0m have been incurred. Intangible assets worth €4.4m have already been ordered firmly, but are not yet subject to the Group's economic power of disposal.

21 Aircraft and spare engines

€m	Aircraft and spare engines	Advance payments on aircraft and spare engines	Total
Acquisition cost			
1 January 2001	13,579.6	504.3	14,083.9
Change in the group of consolidated companies	25.8	–	25.8
Additions	740.1	315.2	1,055.3
Disposals	172.8	33.4	206.2
Transfers	428.4	–428.6	–0.2
31 December 2001	14,601.1	357.5	14,958.6
Depreciation			
1 January 2001	6,679.9	–	6,679.9
Change in the group of consolidated companies	4.8	–	4.8
Additions	865.1	–	865.1
Disposals	142.7	–	142.7
Reversal of impairments	–	–	–
Transfers	–0.2	–	–0.2
31 December 2001	7,406.9	–	7,406.9
Carrying amount 31 December 2001	**7,194.2**	**357.5**	**7,551.7**
Carrying amount 1 January 2001	**6,899.7**	**504.3**	**7,404.0**

The aircraft item shows 16 aircraft with a carrying amount of €1,375.0m being the object of transactions serving the realisation of present-value benefits from cross-border leasing. With such transactions, a head lease contract with a term of 40 to 50 years is as a rule concluded with an American lessee. The leasing rates to be paid by the latter are paid to the lessor in one amount. At the same time, the lessor enters into a sublease agreement with the lessee over a shorter term (between 14 and 16 years) and pays the leasing obligations arising from this to a bank in one amount with a debt-discharging effect.

Since the risks and benefits as well as the legal ownership of the aircraft remain with the owner as before the transaction, the aircraft is, according to SIC 27, not treated as an object of lease under IAS 17, but is treated as if no such transaction had been concluded.

The transaction is linked to operative constraints; the aircraft is prohibited from being used mainly in the American airspace.

The realised present-value benefit from the transaction is recognised in the income statement rateably over the term of the sublease contract. In the year 2001, an amount of €9.0m was realised under "other operating income".

The order commitment relating to aircraft and spare engines as of 31 December 2001 is €8.2bn (prior year: €4.3bn).

22 Other tangible fixed assets

€m	Land and buildings	Land and buildings held as financial investments	Machinery and technical equip-ment	Other equipment, office and factory equipment	Payments on account and assets under con-struction	Total
Acquisition cost						
1 January 2001	920.1	18.3	589.0	745.5	30.3	2,303.2
Exchange rate differences	0.5	–	5.2	0.1	0.1	5.9
Change in the group of consolidated companies	363.8	–	– 93.3	350.7	126.0	747.2
Additions	43.9	1.3	26.7	106.2	36.8	214.9
Disposals	16.2	0.3	92.0	62.1	6.0	176.6
Transfers	49.5	2.5	4.1	15.2	– 71.4	– 0.1
31 December 2001	1,361.6	21.8	439.7	1,155.6	115.8	3,094.5
Depreciation						
1 January 2001	371.7	0.6	463.5	580,3	–	1,416.1
Exchange rate differences	0.6	–	3.0	0.2	–	3.8
Change in the group of consolidated companies	130.2	–	– 38.5	179.2	3.4	274.3
Additions	48.8	0.8	33.1	126.4	– 0.0*	209.1
Disposals	25.0	0.0*	90.6	44.3	0.5	160.4
Reversal of impairments	–	–	–	–	–	–
Transfers	– 0.6	–	0.6	– 0.0*	– 0.0*	0.0*
31 December 2001	525.7	1.4	371.1	841.8	2.9	1,742.9
Carrying amount 31 December 2001	**835.9**	**20.4**	**68.6**	**313.8**	**112.9**	**1,351.6**
Carrying amount 1 January 2001	**548.4**	**17.7**	**125.5**	**165.2**	**30.3**	**887.1**

*below €0.1m

As of 31 December 2001, the buildings held exclusively as financial investments have a market value of €21.8m. The market value has been determined, without using the services of an expert, from the prior year acquisition price, the renovation cost incurred in the mean time as well as the production cost of the new building parts. Rents amounted to €1.9m.

The values of firmly ordered tangible assets not yet in the Group's economic power of disposal are as follows:

	31.12.2001 €m	31.12.2000 €m
Land and buildings	3.6	0.2
Technical equipment	6.6	5.5
Office and factory equipment	22.4	50.7
	32.6	**56.4**

23 Assets leased and hired out

€m	Aircraft and spare engines hired out	Leased aircraft and spare engines	Leased aircraft and spare engines subleased to third parties	Leased buildings	Buildings hired out	Leased technical equipment	Leased other equipment, office and factory equipment
Acquisition cost							
1 January 2001	74.2	2,185.5	22.1	112.5	18.3	52.9	16.3
Exchange rate differences	–	–	–	0.1	–	– 0.2	– 0.1
Change in the group of consolidated companies	–	–	–	8.0	–	– 15.3	35.3
Additions	9.3	308.2	–	0.1	1.3	0.9	2.8
Disposals	–	83.2	–	–	0.3	0.1	8.2
Transfers	59.3	127.8	– 22.1	5.9	2.5	–	–
31 December 2001	142.8	2,538.3	–	126.6	21.8	38.2	46.1
Depreciation							
1 January 2001	41.5	1,082.9	13.4	29.0	0.6	29.0	12.9
Exchange rate differences	–	–	–	0.1	–	0.0*	0.0*
Change in the group of consolidated companies	–	–	–	4.3	–	– 2.0	21.8
Additions	13.8	150.2	–	3.7	0.8	4.7	3.2
Disposals	–	62.8	–	–	0.0*	0.2	7.8
Reversal of impairments	–	–	–	–	–	–	–
Transfers	16.2	– 151.3	– 13.4	2.7	–	–	–
31 December 2001	71.5	1,019.0	–	39.8	1.4	31.5	30.1
Carrying amount 31 December 2001	**71.3**	**1,519.3**	**–**	**86.8**	**20.4**	**6.7**	**16.0**
Carrying amount 1 January 2001	**32.7**	**1,102.6**	**8.7**	**83.5**	**17.7**	**23.9**	**3.4**

*below €0.1m

Financial leasing

The total of the leased assets to be allocated to the Group's economic ownership in accordance with IAS 17 amounts to €1,628.8m (prior year: €1,222.1m), €1,519.3m of which (prior year: €1,111.4m) relates to aircraft.

As a rule, aircraft finance lease agreements are non-terminable within the scope of a fixed basic lease term of at least four years. Their maximum term is twelve years. After expiry of the lease term, the lessee is usually entitled to acquire the asset at the respective residual value plus a mark-up of 25 per cent of the difference between the residual value as stipulated in the lease agreement and the higher market value. If this option is not exercised by the lessee, the lessor may sell the aircraft at the best possible price on the market. The lessee is entitled to 75 per cent of the sales surplus exceeding the residual value. If sales revenue is below the residual value, the difference is to be paid by the lessee. Some of these lease agreements provide for variable lease payments in so far as the included interest share is linked to the future course of market interest rates, as a rule, the 6-month Libor rate.

Apart from this, there are finance lease agreements in quite different forms for buildings and parts of buildings, technical machinery and office and factory equipment.

Lease terms for buildings and parts of buildings are between ten and 39 years. Lease agreements provide for lease payments, which are partly based on variable interest rates, partly on fixed interest rates, as well as for purchase options at the end of the contractual lease period. The agreements are either non-cancellable or may be cancelled only upon payment of a termination penalty and the acquisition of the object of lease. Options for extensions of the agreements – if any – exist only on the part of the lessor.

Lease terms for technical equipment are between three and 15 years. Lease agreements provide for fixed lease payments and purchase options at the end of the lease term. An extension of the lease term by the lessee is usually provided for or occurs automatically as long as there is no objection. The agreements are either non-cancellable or may be cancelled only upon payment of a termination penalty and the acquisition of the assets.

Lease terms for office and factory equipment are between three and eight years. The agreements provide for lease payments, which are partly based on variable interest rates, partly on fixed interest rates, as well as mainly for purchase options at the end of the contractual lease term. Some of these agreements may be extended by the lessee. The agreements are either non-cancellable or may be cancelled only upon the acquisition of the assets and payment of a termination penalty.

The following payments from finance lease agreements will become due in subsequent periods, whereby variable lease payments were extrapolated on the basis of the last applicable interest rate:

	2002 €m	2003–2006 €m	as from 2007 €m
Lease payments	653.5	1,055.8	678.7
Discounts	50.5	159.1	389.6
Net present values	603.0	896.7	289.1

Operating Leases

In addition to the finance lease agreements, a considerable number of lease agreements have been concluded which, pursuant to their economic contents, qualify as operating lease agreements. Accordingly, the leased assets are to be allocated to the lessor. Apart from a further eight aircraft, these agreements mainly concern leased buildings.

The term of the operating lease agreements for aircraft is between five and ten years. Usually, the agreements are terminated automatically after expiry of the lease term, in some cases lease extension options have been agreed upon. Two out of eight aircraft are subleased on the basis of operating lease. Sublease terms are between five and seven years.

As a rule, lease agreements for buildings have a term of five to ten years. The facilities at the Frankfurt and Munich airports have been leased for a period of 30 years.

Amounts due in the following periods:

	2002 €m	2003–2006 €m	as from 2007 €m
Aircraft	18.1	45.5	–
Buildings	243.7	972.5	424.0 p.a.
Other lease agreements	268.2	349.3	117.5 p.a.
	530.0	**1,367.3**	**541.5 p.a.**
Payments from the sublease of aircraft	0.4	–	–

Nine aircraft in the economic and legal ownership of the Group are subleased on an operating lease basis. The following payments result from these agreements, the lease terms of which are between five and seven years:

	2002 €m	2003–2006 €m	as from 2007 €m
Payments from operating lease agreements	9.1	7.4	–

24 Financial assets

Financial assets developed as follows in financial year 2001:

€m	Investments in subsidiaries	Loans to subsidiaries	Investments in joint ventures	Loans to joint ventures
Acquisition cost				
1 January 2001	229.3	404.0	551.9	84.7
First-time application of IAS 39	– 3.7	–	–	–
Exchange rate differences	0.2	0.9	–1.7	–
Change in the group of consolidated companies	– 68.5	– 134.2	– 25.2	– 0.2
Additions	49.8	40.9	245.3	67.8
Disposals	21.2	61.0	20.9	2.2
Transfers	– 4.3	– 10.0	17.0	– 0.3
31 December 2001	181.6	240.6	769.8	149.8
Impairment losses				
1 January 2001	6.2	26.2	21.9	8.0
Exchange rate differences	0.1	–	–	–
Change in the group of consolidated companies	– 3.7	– 1.1	0.4	– 0.1
Additions	1.9	5.7	26.4	–
Disposals	1.8	3.1	0.3	0.2
Reversal of impairments	0.0*	–	–	–
Transfers	2.0	–	–	–
31 December 2001	4.7	27.7	48.4	7.7
Carrying amount 31 December 2001	**176.9**	**212.9**	**721.4**	**142.1**
Carrying amount 1 January 2001	**223.1**	**377.8**	**530.0**	**76.7**

*below €0.1 m

	Investments in associates	Loans to associates	Other equity investments	Loans to other equity investments	Securities held as fixed assets	Other loans	Pre-financing of leasehold	Total
	955.7	11.5	52.3	4.0	60.4	228.4	22.6	2,604.8
	–	–	–	–	62.2	–	–	58.5
	2.3	0.0*	0.0*	–	–	0.0*	–	5.1
	117.6	-5.8	-2.2	–	5.1	0.6	–	-112.8
	112.7	1.9	0.4	–	0.2	18.6	4.5	542.1
	71.2	–	0.1	3.2	76.5	19.8	7.3	283.4
	-390.5	–	0.0*	-0.4	–	–	–	-388.5
	726.6	7.6	50.4	0.4	51.4	227.8	19.8	2,425.8
	151.2	1.1	0.5	–	20.3	127.7	–	363.1
	0.0*	0.0*	0.1	–	–	–	–	0.2
	1.1	-0.5	-0.1	–	0.1	0.1	–	-3.8
	18.9	–	14.3	–	9.6	4.1	–	80.9
	5.8	–	–	–	–	0.2	–	11.4
	0.3	–	–	–	–	0.3	–	0.6
	-77.8	–	–	–	–	–	–	-75.8
	87.3	0.6	14.8	–	30.0	131.4	–	352.6
	639.3	**7.0**	**35.6**	**0.4**	**21.4**	**96.4**	**19.8**	**2,073.2**
	804.5	**10.4**	**51.8**	**4.0**	**40.1**	**100.7**	**22.6**	**2,241.7**

The items "loans" and "prefinancing of leasehold" include amounts of €33.2m (prior year: €45.5m) and €6.9m respectively (prior year: €0.9m) with a residual term of less than one year.

The investments in joint ventures and associated companies include €674.9m and €601.0m respectively (prior year: €471.7m and €740.7m respectively) using the equity method.

The investments in subsidiaries include shares worth €5.1m pledged as collateral for existing loans.

The financial assets included in the items "other equity investments" and "securities held as fixed assets" available for sale are reported at market value, in so far as such value could be determined reliably.

Since there is no active market with publicly accessible market prices, it was impossible to determine a market value for equity investments with a carrying amount of €268.6m as well as for securities held as fixed assets with a carrying amount of €17.5m. The carrying amount of loans and prefinancing of leasehold is equal to their market value.

In financial year 2001, investments accounting for a carrying amount of €9.3m were sold, which were not valued at their fair value before, because there has been no active market. Profits in the amount of €1.2m were achieved from these disposals.

Impairment losses in the amount of €54.8m (prior year: €30.2m) and reversals in the amount of €0.6m were performed.

25 Inventories

Inventories	31.12.2001 €m	31.12.2000 €m
Raw materials and supplies	305.2	220.6
Finished goods and work in progress	75.2	29.8
Advance payments	3.3	2.4
	383.7	**252.8**

The carrying amount of the inventories reported at the lower net realisable value is €214.1m (prior year: €186.0m). Write-ups in the amount of €2.1m have been performed with regard to valuation allowances effected in the preceding years. Inventories in the amount of €35.9m are pledged as loan collateral.

26 Receivables and other assets

Receivables and other assets	31.12.2001 €m	of which with a residual term of more than one year €m	31.12.2000 €m	of which with a residual term of more than one year €m
Trade receivables	1,747.4	4.4	1,578.3	0.1
– of which from work in progress net of advance payments received	(68.5)	–	(43.6)	–
Receivables from subsidiaries	400.8	1.1	269.7	1.3
– of which from work in progress net of advance payments received	(1.3)	–	(0.2)	–
Receivables from joint ventures	47.6	0.1	45.0	0.3
– of which from work in progress net of advance payments received	(0.1)	–	(0.2)	–
Receivables from associated companies	57.4	3.0	31.2	2.4
– of which from work in progress net of advance payments received	(0.1)	–	(0.1)	–
Receivables from other equity investments	1.2	–	51.2	–
– of which from work in progress net of advance payments received	(0.2)	–	(4.0)	–
Positive market values from financial derivatives	335.4	–	–	–
Other assets	459.0	86.3	468.0	76.9
	3,048.8	**94.9**	**2,443.4**	**81.0**

€23.8m (prior year: €29.8m) of the receivables from subsidiaries, €24.4m (prior year: €25.4m) of the receivables from joint ventures, €24.6m (prior year: €22.4m) of the receivables from associated companies and €1.2m (prior year: €51.0m) of the receivables from other equity investments relate to trade receivables. All in all, the aforementioned items include trade receivables in the amount of €74.0m (prior year: €128.6m). Trade receivables in the amount of €154.7m were pledged as loan collateral.

Other assets include tax claims vis-à-vis tax authorities and tax offices in the amount of €67.8m (prior year: €79.4m) unrelated to income taxes. The total amount of other assets includes expected reimbursement for provisions in the amount of €4.4m (prior year: €5.4m).

Except for hedging transactions, the reported carrying amounts of the financial assets recorded under these items were determined at amortised cost because exclusively loans and receivables originated by the Group are concerned. The carrying amounts of such monetary assets correspond to their market values.

27 Securities held as current assets

The following table shows the carrying amounts and market values of the securities held as current assets at the balance sheet date:

	31.12.2001 €m	31.12.2000 €m
Carrying amount	5.5	584.0
Market value	5.5	623.9
Unrealised gains	–	39.9

Provided it was possible to determine a reliable market value, securities were measured at their fair value in compliance with IAS 39 in financial year 2001. A reliable market value could not be determined for securities with a carrying amount of €2.7m.

28 Cash and cash equivalents

As of the balance sheet date, the euro bank balances with several banks bore interest at interest rates between 2.4 and 3.8 per cent (prior year: between 4.3 and 4.5 per cent). GBP deposits were invested at an interest rate of 4.0 per cent, USD overnight money was invested at an average interest rate of 2.2 per cent (prior year: USD overnight money at an interest rate of 6.85 per cent). Long-term bank balances in the amount of USD 705m bear interest at an average rate of 9.2 per cent. The market value of these bank balances is €904.9m. There is debt from leasing agreements in the same amount.

Foreign currency balances were valued at the closing rate.

€293.6m of the bank balances are pledged for existing loans, a further €571.7m is pledged for committed credit lines.

29 Income tax assets

The item includes deferred tax assets – mainly from tax loss carryforwards – in the amount of €262.0m (prior year: €18.7m).

30 Prepaid expenses

This item includes prepaid amounts, the related expense of which is to be allocated to subsequent years. In the preceding year, the item also included a loan discount in the amount of €1.1m. €20.3m (prior year: €5.2m) have a residual term of more than one year.

Notes to the Consolidated Balance Sheet
Equity and Liabilities

31 Issued capital

The issued capital of Deutsche Lufthansa AG amounts to €976.9m.

The issued capital is divided into 381,600,000 registered shares, each representing a share of €2.56 of the issued capital.

Until 15 June 2004, the Executive Board is, upon approval by the Supervisory Board, authorised to increase the issued capital by up to €100m by issuing new registered shares (Authorised Capital A) and by €25m respectively by issuing new registered shares to employees (Authorised Capital B) against a contribution in cash. As regards Authorised Capital A, fractional amounts may be excluded from the shareholders' subscription right; as far as Authorised Capital B is concerned, the subscription right is always excluded.

In addition to that, the Executive Board is authorised until 15 June 2004 to issue on one or on several occasions convertible bonds and/or bonds with an aggregate par value of up to €1bn, bearing maturities of up to 15 years. In this connection, there is contingent capital for effecting a conditional increase of the issued capital by €97,689,600 by issuing 38,160,000 new registered shares. The conditional capital increase will be effected only to the extent that the holders of convertible bonds or bonds with warrants exercise their conversion or option rights.

On 5 December 2001, the Executive Board decided with the agreement of the Supervisory Board within the scope of the aforesaid authority to issue a convertible bond with regard to €500 to €750m using the conditional capital available for this purpose as well as excluding any subscription right for existing shareholders.

In financial year 2001, Lufthansa AG acquired in total 1,504,261 own shares at an average price of €19.17, corresponding to 0.39 per cent of the issued capital.

The shares were used as follows:

- 1,089,773 shares were offered to the employees of Lufthansa AG and a further 36 subsidiaries and affiliated companies from the 2000 profit-sharing scheme at the price of €18.84;

- 33,256 shares as part of the performance-based variable remuneration of staff members to whom the regular pay scale of Lufthansa AG does not apply and 22 subsidiaries and affiliated companies at the price of €18.84;

- 381,232 shares as part of the performance-based variable remuneration of senior executives of Lufthansa AG and a further 43 subsidiaries and affiliated companies at the price of €13.72. Lufthansa AG and its Group companies grant an outperformance option for these shares including the right to receive a cash payment at the end of the programme depending on the development of the Lufthansa share value compared with that of the index of competing airlines. The programme covers a period of three years.

An outperformance option identical in structure to the above-mentioned option was already granted by Lufthansa AG and its Group companies as part of the performance-based variable remuneration of senior executives in 1998, 1999 and 2000. Each of the programmes covers at least three years. The outperformance option for the year 1998 became due and was paid out in full after expiry of the programme term in financial year 2001. The provisions set up for this programme in the preceding year were fully utilised. As of 1 January 2001, a total of 931,560 shares was held by senior executives/captains, whereas they held a total of 1,161,474 shares on 31 December 2001 within the scope of these programmes.

As of 31 December 2001, provisions in the amount of €15.6m (prior year: €21.8m) for any possible cash payments under these programmes were set up.

As of the balance sheet date, the portfolio did not contain any own shares.

32 Reserves

Capital reserve contains only the premium from capital increases. The legal reserve included in retained earnings amounts to €25.6m as before, the remaining amount relates to other retained earnings.

33 Provisions and accruals

Provisions and accruals	31.12.2001 €m	of which due in the following year €m	31.12.2000 €m	of which due in the following year €m
Retirement benefit and similar obligations	3,700.5	126.3	3,354.3	112.1
Provisions for current income taxes	50.7	50.7	50.8	50.8
Provisions for deferred taxes	115.9	–	85.7	–
Provisions for other current taxes	33.3	33.3	27.6	27.6
Provisions for unearned transportation revenue	569.8	569.8	561.4	561.4
Outstanding invoices	658.9	638.2	610.6	574.2
Other accruals	1,734.3	1,308.7	1,252.4	1,040.2
	6,863.4	**2,727.0**	**5,942.8**	**2,366.3**

Retirement benefit obligations

A corporate pension scheme has been set up for employees working in Germany and seconded abroad. The plan formula follows the so-called VBL scheme which is the supplementary pension scheme for all state employees and has been adapted by Deutsche Lufthansa AG as a corporate pension scheme after privatisation for all employees who joined the Group before 1995. Flight personnel are, in addition, entitled to a transitional pension arrangement for the period between the end of their active service and the commencement of the statutory/corporate pension plan. Benefits depend in both cases on the final salary before retirement (final salary plans).

For employees who joined the Group after 1994, a new corporate pension scheme (different from the VBL scheme) has been installed. With this scheme, a certain percentage of the current salary is converted into a pension component, and the retirement benefit is the sum of those components accumulated during the period of active service (average salary plan). Under IAS 19, such a scheme is to be classified as a defined benefit plan and must therefore be included in measuring retirement benefit obligations and pension expense.

Retirement benefit obligations for employees abroad depend mainly on their years of service and final salary.

Corporate pension schemes as well as the transitional pension arrangement are financed exclusively by provisions for pensions in the balance sheet. All obligations are evaluated annually applying the projected unit credit method.

Employees from the Catering segment in the United States who joined the Group before 1996 are entitled to pension benefits depending mainly on their years of service and final salaries. Benefits are financed by means of an external fund.

The valuation of the provisions for pensions as well as the determination of pension expense are based on the ten per cent corridor rule. Actuarial gains and losses are not recognised unless they exceed ten per cent of the obligation.

The amount exceeding the corridor is divided over the expected average remaining years of service of the active staff affecting the income statement and recorded in the balance sheet. Owing to unrecognised actuarial losses (prior year: gains), the provisions for pensions shown in the balance sheet are lower (prior year: higher) than the present value of the retirement benefit obligations:

Funding status	2001 €m	2000 €m
Present value of funded pension obligations	183.8	–
Present value of unfunded pension obligations	3,759.5	3,116.9
Plan assets	–115.1	–
Unrecognised actuarial losses/gains	–127.7	+237.4
	3,700.5	**3,354.3**

The change in the funding status compared with the preceding year is mainly due to the reduction of the interest rate for accounting purposes, to salary development deviating from valuation assumptions as well as to changes in the right to benefits from the statutory pension insurance fund. Plan assets separated from pension obligations have been reported at market values.

Provisions for pensions developed as follows in financial years 2001 and 2000:

Provisions for pensions	2001 €m	2000 €m
Carry forward	3,354.3	2,993.0
Exchange rate differences carried forward	3.1	–0.0*
Change in the group of consolidated companies	80.3	–
Pensions paid	–111.0	–92.5
Additions	376.1	452.9
Release	–0.3	–0.1
Transfer of obligations	–2.0	1.0
Balance	**3,700.5**	**3,354.3**

*below €0.1m

Pension expenses from the transfer to provisions for pensions included in the income statement are composed as follows:

	2001 €m	2000 €m
Current service costs	177.2	143.7
Amortised actuarial gains	–5.0	–
Past service costs	18.4	118.7
Interest costs	199.4	190.5
Expected return on plan assets	–13.9	–
	376.1	**452.9**

Current service costs and amortised actuarial gains are reported as staff costs, whereas the interest costs with regard to the expected pension obligations is shown as interest expense. €18.0m of the increase of the current service costs item relate to the change in the group of consolidated companies.

Pension obligations were determined based on the following assumptions:

Actuarial assumptions	31.12.2001 in per cent	31.12.2000 in per cent	31.12.1999 in per cent
Interest rate	6.25	6.5	6.5
Future salary increase	3.0	3.0	3.0
Future pension increase	2.0 – 3.0	2.0 – 3.0	2.0 – 3.0

As basis the biometric calculation tables 1998 by Heubeck have been used. Fluctuation has been estimated by age and sex.

Other provisions and accruals

The individual groups of provisions and accruals have developed as follows in financial year 2001:

€m	Staff costs	Bonus miles programme	Warranties	Anticipated losses related to onerous contracts	Ecological recovery	Pending cases	Restructuring measures	Other
1 January 2001	342.6	322.0	11.3	81.1	33.5	14.9	29.9	417.1
Change in the group of consolidated companies	7.0	–	1.9	0.6	–	–	0.2	18.4
Exchange rate differences	0.2	–	0.2	2.3	0.0*	0.0*	–	1.1
Utilisation	– 200.6	– 135.2	– 4.5	– 25.0	– 2.4	– 0.7	– 2.7	– 300.3
Additions/formation	253.1	270.8	12.8	208.1	0.2	12.2	37.7	367.7
Interest rate	1.1	–	–	0.9	0.2	–	8.4	0.3
Release	– 11.6	– 16.0	– 1.7	– 5.1	– 2.5	– 6.8	– 0.0*	– 22.0
Reclassification	9.6	–	– 0.0*	6.5	– 0.1	14.6	6.9	– 23.9
31 December 2001	401.4	441.6	20.0	269.4	28.9	34.2	80.4	458.4

*below €0.1m

Provisions for staff costs mainly concern obligations vis-à-vis employees from partial retirement agreements and accrued salaries. Anticipated losses from onerous contracts result from pending continuous obligations or any other contractual relationships with regard to which the unavoidable costs of meeting the obligations exceed the economic benefits expected to be received under it. Provisions for pending court cases have been set up on the basis of the estimated outcome of the lawsuit. The "warranties" item includes an amount of €7.6m (prior year: €6.8m) from a warranty with regard to the value of a sold interest in an equity investment. The provision for anticipated losses from onerous contracts includes €7.7m related to a guarantee of a minimum purchase price realisable on an external market for a plot of land.

The individual groups of provisions and accruals include short-term provisions with a term of less than one year as well as long-term provisions.

The following outflows of funds have been estimated for discounted long-term provisions and accruals within the individual groups:

€m	2002	2003	2004	2005	2006 and subsequent years
Staff costs	85.6	70.2	46.8	29.7	244.6
Anticipated losses related to onerous contracts	82.5	49.8	50.2	42.1	9.5
Ecological recovery	3.5	3.5	3.5	3.5	21.0
Restructuring measures	1.9	3.1	1.3	0.5	0.1

34 Long-term borrowings

Long-term borrowings	31.12.2001 €m	of which due in less than one year €m	31.12.2000 €m	of which due in less than one year €m
Bonds	683.7	–	267.4	139.6
Liabilities to banks	1,884.4	111.8	783.3	112.4
Other liabilities	1,877.6	428.8	1,357.7	128.7
	4,445.7	**540.6**	**2,408.4**	**380.7**

€340.0m of the borrowings shown in the table under "bonds", €764.5m under "liabilities to banks" and €47.3m under "other liabilities" relate to the change in the group of consolidated companies. Borrowings increased by a total of €1,151.8m due to the change in the group of consolidated companies.

The following tables show the terms and conditions of long-term borrowings as well as their carrying amounts and market values:

Bonds

Weighted average interest rate	Fixed interest rate until	Carrying amount 31.12.2001 €m	Market value 31.12.2001 €m	Carrying amount 31.12.2000 €m	Market value 31.12.2000 €m
Libor	2001	–	–	139.6	139.6
5.46	2006	215.9	205.0	–	–
6.25	2006	127.8	133.5	127.8	133.6
9.25	2007	340.0	410.2	–	–
		683.7	**751.2**	**267.4**	**273.2**

Liabilities to banks

Weighted average interest rate	Fixed interest rate until*	Carrying amount 31.12.2001 €m	Market value 31.12.2001 €m	Carrying amount 31.12.2000 €m	Market value 31.12.2000 €m
6.8	2001	–	–	4.3	4.3
Euribor	2001	–	–	18.0	18.0
Libor	2002	31.4	31.4	35.2	35.2
5.3	2002	4.3	4.3	7.7	8.0
7.2	2003	115.1	121.3	116.6	124.5
6.8	2004	27.7	29.3	28.0	29.9
5.9	2005	71.2	75.7	74.8	79.2
6.8	2006	46.9	50.7	48.7	54.2
6.2	2007	–	–	64.1	69.8
7.3	2007	134.8	145.5	–	–
Libor	2007	685.8	685.8	–	–
6.0	2008	28.3	30.1	–	–
6.2	2008	–	–	24.2	26.0
5.9	2010	342.9	358.9	–	–
6.1	2010	–	–	337.2	352.4
Euribor	2010	–	–	24.5	24.5
5.1	2011	123.5	126.0	–	–
Libor	2011	136.5	136.5	–	–
Libor	2015	136.0	136.0	–	–
		1,884.4	**1,931.5**	**783.3**	**826.0**

*Some of the agreements will expire only after the reported fixed-interest periods shown.

Other liabilities (finance lease agreements)

Weighted average interest rate	Fixed interest rate until*	Carrying amount 31.12.2001 €m	Market value 31.12.2001 €m	Carrying amount 31.12.2000 €m	Market value 31.12.2000 €m
6.8	2001	–	–	34.9	35.3
Libor	2001	–	–	33.2	33.2
5.5	2002	205.7	212.2	220.2	223.5
Libor	2002	48.7	48.7	56.6	56.6
1.8 (Yen)	2002	117.9	119.2	124.5	127.6
6.6	2003	95.2	114.1	112.0	116.3
Libor	2003	67.2	67.2	78.6	78.6
7.3	2004	–	–	84.0	90.3
Libor	2004	144.7	144.7	145.4	145.4
Libor	2005	204.3	204.3	255.2	255.2
Libor	2006	29.8	29.8	130.0	130.0
variable*	2007	5.5	5.5	–	–
6.0	2009	17.9	18.9	–	–
4.9	2011	42.1	37.0	–	–
variable*	2012	9.1	9.1	–	–
Libor	2013	80.1	80.1	–	–
7.8	2014	27.8	33.2	28.6	33.2
variable*	2015	8.8	8.8	–	–
8.2	2024	6.0	9.0	–	–
		1,110.8	**1,141.8**	**1,303.2**	**1,325.2**

*US tax-exempt bond market

Remaining other liabilities

Weighted average interest rate	Fixed interest rate until	Carrying amount 31.12.2001 €m	Market value 31.12.2001 €m	Carrying amount 31.12.2000 €m	Market value 31.12.2000 €m
9.2	2003	710.8	804.1	–	–
62% of the prime rate	2015	6.4	6.4	6.1	6.1
7.125 (USD)	2018	–	–	48.4	53.8
variable*	2018	49.6	49.6	–	–
		766.8	**860.1**	**54.5**	**59.9**

*US tax-exempt bond market

The market values stated in the above tables were determined on the basis of the interest swap rates effective at the balance sheet date for the corresponding residual terms/ repayment structures.

35 Other liabilities

Other liabilities	*31.12.2001* €m	*of which due in less than one year* €m	*31.12.2000* €m	*of which due in less than one year* €m
Liabilities to banks	460.4	453.1	35.9	25.9
Payments received on account of orders	84.7	84.7	44.6	44.6
Trade payables	1,126.4	1,126.2	1,064.0	1,063.9
Bills payable	0.9	0.9	0.6	0.5
Liabilities to subsidiaries	261.7	253.0	211.3	202.2
Liabilities to joint ventures	48.8	48.3	40.6	40.6
Liabilities to associates	42.0	40.7	35.7	30.3
Liabilities to other equity investments	12.2	12.2	12.4	1.2
Negative market values of financial derivatives	73.9	73.9	–	–
Other liabilities	916.6	732.0	607.9	541.7
– of which from taxes	(71.5)	(71.5)	(54.3)	(54.3)
– *of which relating to social security*	(67.7)	(61.1)	(60.8)	(59.9)
	3,027.6	**2,825.0**	**2,053.0**	**1,950.9**

Payments received on account of orders also include the credit balance from payments received and receivables from work in progress in the amount of €69.6m (prior year: €41.7m).

€106.0m (prior year: €8.6m) of the liabilities to subsidiaries, €48.7m (prior year: €40.4m) of the liabilities to joint ventures, €35.7m prior year: €28.9m) of the liabilities to associated companies and €10.4m (prior year: €1.2m) of the liabilities to other equity investments relate to trade payables. All in all, the aforementioned items include trade payables in the amount of €200.8m (prior year: €79.1m).

€754.8m (prior year: €9.4m) of the liabilities to banks has been collateralised.

The reported carrying amounts of the monetary liabilities recorded under these items correspond to their market values.

36 Deferred income

Deferred income includes mainly accrued book profits from finance lease transactions released affecting the income statement over the term of the respective lease agreement in accordance with IAS 17.

€46.9m (prior year: €46.9m) of all deferred income has a residual maturity of less than one year.

Other Disclosures

37 Contingencies and events occurring after the balance sheet date

Contingent losses	31.12.2001 €m	31.12.2000 €m
from guarantees, bills and cheque charges	1,422.3	1,217.9
from warranty agreements	1,446.8	1,474.2
from collateralisation of third-party liabilities	130.4	130.4

Guarantees include an amount of €899.4m (prior year: €412.5m) representing contingent liabilities in respect of creditors of joint ventures, whereas warranties include an amount of €481.1m (prior year: €129.2m) representing contingent liabilities in respect of creditors of joint ventures. The reported amount includes a total amount of €899.4m (prior year: €645.9m) relating to the assumption of co-debtors' guarantees in favour of North American fuelling and ground service companies. This amount is compared with compensatory claims against the other co-debtors in the amount of €878.5m (prior year: €630.9m). Since the annual financial statements have not yet been available, some of the aforesaid amounts are preliminary.

Since a corresponding outflow of resources is not very likely, various provisions with a potential effect on the financial results of €85.7m in total (prior year: €27.1m) for subsequent years have not been set up.

The Federal Government has declared that it will compensate German airlines for losses incurred due to the closing of air space after the attacks of 11 September in the USA. The Group expects a compensation payment in the amount of €69.6m in this respect. There has as yet been no result of the examination by the European Commission and no final release by the Federal Government.

38 Other financial commitments

As of 31 December 2001, there was a total commitment to order investments in tangible assets and intangible assets of €8.2bn (prior year: €4.3bn). In addition to that, there are equity and shareholder loan commitments in the amount of €0.1bn (prior year: €0.2bn) from ownership interests. There are commitments for the acquisition of shares in the amount of €0.7bn (prior year: €1.8bn) from purchase agreements and granted put options. There has been no reporting in the balance sheet at fair value because it has been impossible to determine a reliable market value.

39 Hedging policy and derivative financial instruments

As a globally active aviation group, the Lufthansa Group is exposed to currency, interest rate and fuel price risks as well as credit and liquidity risks. The corporate policy provides for means to limit these risks by systematic financial management.

Price risk
The major risks the Lufthansa Group is exposed to are exchange rate fluctuations between the euro and other currencies, interest rate fluctuations on the international money and capital markets as well as price fluctuations on the crude oil and oil products markets. The hedging policy for limiting these risks is set by the Executive Board and documented by internal Group guidelines. It also provides for the use of financial derivatives. The corresponding financial transactions are concluded only with first-rate counterparties.

The Lufthansa Group is in a net payer position with respect to the US dollar, in particular due to investments in aircraft. These investments in aircraft are hedged at 50 per cent against exchange rate fluctuations as soon as they have firmly been contracted. The hedging of the second part is effected subject to expected market developments. With all other currencies, there is generally a net surplus of deposits. The expected cash flows with individual currencies are hedged at maximally 50 per cent of the respective currency exposure over a period of up to 18 months.

Variable interest liabilities based on firm agreements are hedged against interest rate risks at up to 100 per cent. Planned liquidity surplus or shortage of cover may be hedged at up to 50 per cent for a maximum period of 24 months.

In financial year 2001, the share of fuel expenses accounted for 8.8 per cent (prior year: 9.7 per cent) of the operating expenses of the Lufthansa Group. Sharp changes in fuel prices may have a substantial effect on Group results. However, Lufthansa benefits from having one of the youngest fleets of all major airlines and correspondingly low fuel consumption.

Different hedging instruments with regard to the crude and heating oil market are used to limit the fuel price risk. The Group's policy aims at hedging up to 90 per cent of the fuel consumption in the next 24 months on a revolving basis.

Credit risk
The sale of passenger and freight documents is for the most part handled through agencies. The majority of these agencies are connected to special national clearing systems for the settlement of passenger and freight sales. The financial standing of such agents is checked by the responsible clearing centres. Owing to the world-wide spreading, the credit risk with regard to sales agents is relatively low.

Unless expressly otherwise provided for in the respective agreements, receivables and liabilities existing between airlines are settled on a bilateral basis or by settlement via a clearing house of the International Air Transport Association (IATA). All receivables and liabilities are generally netted in monthly intervals, which leads to a visible reduction of the default risk. In particular cases, the respective service contract demands special collateral.

Collateral is required for all other service relationships depending on the nature and scope of the services rendered. In addition to that, credit reports/references are obtained and historical data from the previous business relationship used, in particular with regard to payment behaviour, in order to avoid non-performance.

Recognisable risks are accounted for by adequate allowances on receivables.

The credit risk from derivative financial instruments lies in the potential insolvency of a counterparty and is thus maximally equal to the sum of positive net market values vis-à-vis the business partners in question. As of 31 December 2001, this credit risk amounted to €328.2m, as of 31 December 2000 to €511.9m. Since financial transactions are concluded only with first-rate counterparties within the scope of predefined limits, the actual risk of default is low.

Liquidity risk

Complex financial planning instruments are used to recognise the Group's future liquidity position as shown by the results of the Group's strategic and planning process. These systems show the expected liquidity development within a planning horizon of usually up to three years. Twelve-month liquidity planning is updated daily based on actual data.

As of 31 December 2001, the Lufthansa Group was provided with non-utilised short-term credit arrangements in the amount of €1,521m.

In addition to that, there are short-term funding options through a commercial paper programme in a maximum total amount of €1.0bn, which had been utilised in the amount of €47m as of 31 December 2001.

As of 1 January 2001, existing financial derivatives were capitalised at the fair value in accordance with the transition provisions of IAS 39 applied for the first time in the expired financial year. This resulted in the following summarised changes with regard to equity and balance sheet:

	Market values capitalised carried as liability €m	Fair value reserves €m	Retained earnings €m
Financial derivatives as hedging transactions			
– Hedging of fair values	–	–	–
– Hedging of cash flows	456.1	275.2	38.5
– Financial derivatives not meeting effectiveness requirements	6.2	–	2.4
	462.3	**275.2**	**40.9**

The following hedging transactions exist as of the balance sheet date for hedging exchange rate, interest rate and fuel price risks:

	Hedging of fair values Market value 31.12.2001 €m	Hedging of cash flows Market value 31.12.2001 €m
Interest rate swaps	– 1.6	–
Forward contracts Fuel price hedging	–	– 3.5
Fluctuation band options Fuel price hedging	–	– 0.8
Hedging combinations Fuel price hedging	–	53.1
Forward contracts Currency hedging	–	– 2.8
Fluctuation band options Currency hedging	–	268.6
Total	**– 1.6**	**314.6**

The market values of the derivative financial instruments are capitalised as other assets or carried as other liabilities.

The shown market values of the derivative financial instruments correspond to the price at which the rights and/or duties from such financial instrument would be transferred to an unrelated third party. Market values were determined based on market information available at the balance sheet date.

According to present knowledge, the derivative financial instruments used to hedge cash flows will have the following effects on the result for the period or the acquisition cost of hedged investments at the time of maturity:

Financial year	Result for the period €m	Initial valuation of acquisition cost €m	Total €m
2002	9.0	60.2	69.2
2003	36.8	98.6	135.4
2004	– 0.3	42.2	41.9
2005	–	40.8	40.8
2006	–	27.3	27.3
Total	**45.5**	**269.1**	**314.6**

The development of derivative instruments not qualifying as effective hedging transactions under IAS 39 may be gathered from the income statement (note 16).

40 Segment reporting

The Lufthansa Group operates in six major business segments, i.e. passenger business (Passenger Business) through Deutsche Lufthansa AG and Lufthansa CityLine GmbH, freight traffic (Logistics) through Lufthansa Cargo AG, aircraft maintenance and repair (Maintenance, Repair and Overhaul [MRO]) through the Lufthansa Technik group, catering through the LSG Sky Chefs group, tourism (Leisure Travel) through the Thomas Cook group and EDP services (IT Services) through the Lufthansa Systems group.

Since the majority of the shares in foreign companies as well as a minority share in the domestic companies of the ground services business were sold as of 31 July 2001, ground services are no longer a strategic business segment of the Lufthansa Group. The remaining shares of the GlobeGround group have now been accounted for using the equity method and summarised with Lufthansa Commercial Holding, Lufthansa International Finance (Netherlands) N.V., the START Informatik group and further equity investments completing the operative business of the Lufthansa Group as Service and Financial Companies. The results of the Leisure Travel segment are included in the Group results at equity only.

As a rule, inter-segment sales and revenue are rendered at prices following the arm's length principle. Administrative services are charged as cost allocations.

For information on external revenue relating to traffic cf. also note 6.

Primary reporting format – business segment information for financial year 2001 in €m:

	Passenger Business[1] Lufthansa Passenger Business group	**Logistics** Lufthansa Cargo	**MRO** Lufthansa Technik group	**Catering** LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services** Lufthansa Systems group	**Service and Financial companies**[2]	Segment total
External revenue	10,182.9	2,421.6	1,540.9	2,066.6	–	126.0	352.0	16,690.0
– of which traffic revenue	9,858.4	2,394.6	–	–	–	–	–	12,253.0
Inter-segment revenue	449.6	16.0	1,293.9	448.8	–	352.1	7.9	2,568.3
Total revenue	10,632.5	2,437.6	2,834.8	2,515.4	–	478.1	359.9	19,258.3
Other segment income	1,304.1	253.8	152.4	96.1	6.7	16.9	259.6	2,089.6
– of which reversal of impairments	–	–	–	–	–	–	–	–
– of which from investments accounted for under the equity method	– 3.4	0.5	9.2	– 11.0	6.7	–	– 17.9	– 15.9
Segment expenses	11,787.9	2,625.9	2,832.7	3,480.7	–	467.3	471.8	21,666.3
Segment results	**148.7**	**65.5**	**154.5**	**– 869.2**	**6.7**	**27.7**	**147.7**	**– 318.4**
– of which from investments accounted for under the equity method	– 3.4	0.5	9.2	– 11.0	6.7	–	– 17.9	– 15.9
Segment assets	7,657.4	1,694.3	1,869.7	2,969.6	496.8	115.4	1,137.4	15,940.6
– of which from investments accounted for under the equity method	211.6	–	98.2	96.2	496.8	–	373.1	1,275.9
Segment liabilities	6,985.7	515.3	1,230.7	1,139.6	–	177.0	484.7	10,533.0
– of which from investments accounted for under the equity method	–	0.2	–	–	–	–	–	0.2
Capital expenditure	1,166.6	128.7	64.8	1,380.0	–	34.6	178.1	2,952.8
– of which from investments accounted for under the equity method	233.7	–	–	–	–	–	–	233.7
Amortisation and depreciation	794.9	116.8	78.5	651.5	–	35.4	61.3	1,738.4
– of which impairments	–	–	–	495.4	–	–	–	495.4
Other significant non-cash expenses	114.8	10.4	20.7	25.2	–	5.1	0.4	176.6

[1] Reporting of Deutsche Lufthansa AG and Lufthansa CityLine GmbH as a consolidated subgroup; the preceding year has been accounted for similarly. A comparison with the 2000 Annual Report is now impossible.

[2] The segment "Other" shown in the preceding year has been renamed into "Service and Financial Companies". As from 1 January 2001, it also includes the START AMADEUS GmbH. It also includes the GlobeGround group until 31 July in a prorated way. As from 1 August, the GlobeGround GmbH is accounted for using the equity method. For the purposes of comparing, prior year values are also shown under "Service and Financial Companies".

Primary reporting format – business segment information for financial year 2000 in €m:

	Passenger Business[1] Lufthansa Passenger Business group	**Logistics** Lufthansa Cargo	**MRO** Lufthansa Technik group	**Catering** LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services** Lufthansa Systems group	**Service and Financial companies**[2]	Segment total
External revenue	10,323.0	2,562.3	1,108.6	643.5	–	118.5	444.5	15,200.4
– of which traffic revenue	10,006.1	2,543.1	–	–	–	–	–	12,549.2
Inter-segment revenue	410.5	1.3	1,155.9	408.1	–	317.7	9.7	2,303.2
Total revenue	10,733.5	2,563.6	2,264.5	1,051.6	–	436.2	454.2	17,503.6
Other segment income	1,139.4	288.5	135.4	42.6	26.7	18.0	675.8	2,326.4
– of which reversal of impairments	–	–	–	–	–	–	29.9	29.9
– of which from investments accounted for under the equity method	–1.1	0.5	12.7	–6.1	26.7	–	30.0	62.7
Segment expenses	11,136.1	2,624.2	2,298.0	1,055.5	–	429.7	629.1	18,172.6
Segment results	**736.8**	**227.9**	**101.9**	**38.7**	**26.7**	**24.5**	**500.9**	**1,657.4**
– of which from investments accounted for under the equity method	–1.1	0.5	12.7	–6.1	26.7	–	30.0	62.7
Segment assets	7,510.6	1,715.3	1,709.7	695.6	309.4	96.5	2,025.2	14,062.3
– of which from investments accounted for under the equity method	159.8	–	88.4	345.8	309.4	–	306.8	1,210.2
Segment liabilities	5,594.4	523.0	1,104.7	355.9	–	156.3	1,193.2	8,927.5
– of which from investments accounted for under the equity method	–	0.8	–	–	–	–	–	0.8
Capital expenditure	1,488.8	338.7	49.2	31.3	–	34.1	245.8	2,187.9
– of which from investments accounted for under the equity method	255.2	–	0.1	5.1	–	–	1.0	261.4
Amortisation and depreciation	741.3	99.4	58.8	25.4	–	39.4	59.9	1,024.2
– of which impairments	–	–	–	–	–	–	–	–
Other significant non-cash expenses	215.1	11.1	20.4	11.1	–	4.2	0.6	262.5

[1] Reporting of Deutsche Lufthansa AG and Lufthansa CityLine GmbH as a consolidated subgroup; the preceding year has been accounted for similarly. A comparison with the 2000 Annual Report is now impossible.

[2] The segment "Other" shown in the preceding year has been renamed into "Service and Financial Companies". As from 1 January 2001, it also includes the START AMADEUS GmbH. It also includes the GlobeGround group until 31 July in a prorated way. As from 1 August, the GlobeGround GmbH is accounted for using the equity method. For the purposes of comparing, prior year values are also shown under "Service and Financial Companies".

Reconciliation of segment information to consolidated figures in €m:

	Segment total		Reconciliation		Group	
	2001	2000	2001	2000	2001	2000
External revenue	16,690.0	15,200.4	–	–	16,690.0	15,200.4
– of which traffic revenue	12,253.0	12,549.2	–	–	12,253.0	12,549.2
Inter-segment revenue	2,568.3	2,303.2	–2,568.3	–2,303.2	–	–
Total revenue	19,258.3	17,503.6	–2,568.3	–2,303.2	16,690.0	15,200.4
Other revenue	2,089.6	2,326.4	–590.9	–640.9	1,498.7	1,685.5
– of which reversal of impairments	–	29.9	–	–	–	29.9
– of which from investments accounted for under the equity method	–15.9	62.7	15.9	–62.7	–	–
Expenses	21,666.3	18,172.6	–3,162.0	–2,768.7	18,504.3	15,403.9
Results	**–318.4**	**1,657.4**	**2.8**	**–175.4**	**–315.6**	**1,482.0**
– of which from investments accounted for under the equity method	–15.9	62.7	15.9	–62.7	–	–
Assets	15,940.6	14,062.3	2,265.3	748.1	18,205.9	14,810.4
– of which from investments accounted for under the equity method	1,275.9	1,210.2	–	–	1,275.9	1,210.2
Liabilities	10,533.0	8,927.5	4,144.7	1,718.1	14,677.7	10,645.6
– of which from investments accounted for under the equity method	0.2	0.8	–	–	0.2	0.8

The reconciliation column includes both the effects resulting from consolidation procedures and the amounts resulting from the different interpretation of the contents of the segment items in comparison to the corresponding Group items.

As regards total revenue, the reconciliation column includes the eliminated revenue of the business segments generated with other consolidated business segments. From the total of other segment income shown for the business segments, the income originating from relationships with the other business segments has been eliminated as well. In financial year 2001, this concerned mainly exchange gains from loans in foreign currency extended in the Group (€404.0m) as well as income from services rendered in the Group (€62.3m). In so far as the eliminated revenue and other income is compared with segment expenses with regard to companies which took up such services, such expenses have been eliminated too (reconciliation column "expenses"). Certain components of the financial results of the Group have also been allocated to the business segment's income, in particular results from the equity accounting of investments of the business segment. Since, in the Group's view, such results are not allocated to the operating result but the financial result, they have to be eliminated with regard to the Group's operating result in reconciliation.

The amounts included in the reconciliation column "results" originate mainly from consolidating effects affecting income from relationships between the business segments with each other and from amortisation of goodwill initially performed at Group level. In financial year 2001, this also includes impairment of goodwill in the amount of €495.4m.

As regards segment assets/liabilities, the reconciliation column contains eliminated receivables and payables between the business segments, the difference between market values and book values of financial instruments as well as, on the assets side, the book values of equity investments eliminated within the scope of capital consolidation.

Secondary reporting format – geographical segments for financial year 2001 in €m:

	Europe incl. Germany	North America	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total
Traffic revenue	8,345.3	1,524.4	361.3	1,619.8	162.3	237.5	2.4	12,253.0
Other operating revenue	1,802.9	1,691.0	118.9	447.6	272.3	103.9	0.4	4,437.0
Other segment income*	1,070.5	332.9	8.9	33.4	16.6	10.5	25.9	1,498.7
Income from investments accounted for under the equity method	31.5	– 59.9	1.4	11.1	–	–	–	– 15.9
Segment assets	12,488.3	2,847.1	140.2	325.2	79.4	60.4	–	15,940.6
– of which from investments accounted for under the equity method	954.0	226.5	17.7	77.5	0.2	–	–	1,275.9
Capital expenditure	1,617.2	1,327.0	2.9	4.5	0.8	0.4	–	2,952.8
– of which from investments accounted for under the equity method	233.7	–	–	–	–	–	–	233.7

*Other segment income corresponds to the operating income of the Group (including income from financial assets).

Secondary reporting format – geographical segments for financial year 2000 in €m:

	Europe incl. Germany	North America	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total
Traffic revenue	7,925.7	1,621.7	357.5	1,786.9	152.8	227.7	476.9	12,549.2
Other operating revenue	1,357.6	566.4	56.4	329.9	226.7	113.9	0.3	2,651.2
Other segment income*	1,429.9	66.4	4.5	33.2	4.7	4.5	142.3	1,685.5
Income from investments accounted for under the equity method	66.6	–14.2	–	9.8	–	0.5	–	62.7
Segment assets**	12,436.1	1,098.9	55.5	327.6	65.6	78.6	0.0	14,062.3
– of which from investments accounted for under the equity method	600.0	540.4	–	69.8	–	–	–	1,210.2
Capital expenditure	2,154.8	26.6	0.6	3.5	0.9	1.5	–	2,187.9
– of which from investments accounted for under the equity method	261.3	0.1	–	–	–	–	–	261.4

*Other segment income corresponds to the operating income of the Group (including income from financial assets).
**Segment assets have been calculated comparable to business segment information.

The allocation of traffic revenue to regions is based on the original place of sale, the allocation of other operating revenue is based on the geographical location of the customer, and the allocation of other segment income is based on the place of service. The items resulting from investments accounted for using the equity method are allocated to regions depending on the location of the head office of the company in question.

Regions are in principle defined on the basis of geographical rules. Deviating from this principle, the traffic revenue of the previous Soviet Union as well as that of Turkey and Israel is allocated to Europe in accordance with guidelines by the International Air Transport Association.

The "Other" column includes items which cannot be allocated to a certain region.

Lufthansa controls its traffic operations on the basis of network results, not on the basis of regional profit transfers. Something similar applies to the catering segment. Consequently, the presentation of regional segment results is of no informative value for the Lufthansa Group.

41 Related party transactions

The business segments of the Lufthansa Group render numerous services to non-consolidated affiliated companies within the scope of their ordinary activities. In turn, the respective investments render services to the Lufthansa Group within the scope of their business purpose. These extensive delivery and service relationships are managed on the basis of market prices.

In addition, the Group and non-consolidated affiliated companies have concluded numerous settlement agreements regulating the partly mutual utilisation of services. The administrative services rendered are in such cases charged as cost allocations.

The cash management of the Lufthansa Group is centralised, and in this respect the Lufthansa Group assumes a "banking function" also in respect of non-consolidated investments. The non-consolidated subsidiaries included in the Group's cash management invest their available cash in the Group or borrow funds from the Group and effect their derivative hedging transactions there. All transactions are processed under market conditions.

Because of the spatial proximity, a large number of sublease contracts have been concluded between the Lufthansa Group and related parties; in these cases, the Lufthansa Group re-debits rental costs and incidental expenses to the respective companies on a pro rata basis.

The volume of material services rendered to or obtained from related parties may be gathered from the following table:

Company	Volume of services rendered 2001 €m	Volume of services rendered 2000 €m	Volume of services utilised 2001 €m	Volume of services utilised 2000 €m
Condor Flugdienst GmbH	174.6	139.5	2.2	23.1
Amadeus Global Travel Distribution S. A.	91.1	90.7	166.2	142.4
Eurowings Luftverkehrs AG	74.1	–	255.7	–
British Midland plc	66.2	–	87.2	–
Condor/Cargo Technik GmbH	41.7	27.4	30.2	19.1
Lufthansa Gebäudemanagement GmbH	3.7	0.0*	34.3	26.8
Miles & More International Inc.	30.0	18.7	0.8	–
Lufthansa Flight Training GmbH	23.7	22.1	68.8	64.3
Delvag Luftfahrtversicherungs-AG	17.6	31.4	15.6	10.9
Lufthansa Revenue Services GmbH	15.6	5.3	55.9	89.1
Lufthansa AirPlus Servicekarten GmbH	14.6	11.9	53.7	47.2
Thomas Cook AG	12.6	3.9	0.0*	0.0*
Air Dolomiti S.p.A. Linee Aeree Regionali Europee	11.4	5.4	83.7	52.7
GOAL Verwaltungsges. mbH & Co. Projekt Nr. 5 KG	9.7	0.0*	3.5	0.4
Lufthansa Technik Philippines, Inc.	9.4	11.7	0.2	0.4
Global Tele Sales of North America LLC	9.1	4.4	25.4	25.6
Autobahn Tank & Rast GmbH & Co. KG	6.7	6.6	0.0*	0.0*
LZ-Catering GmbH	6.5	0.1	7.1	0.9
Airline Training Center Arizona Inc.	5.1	5.2	5.0	5.1
Lufthansa Catering Logistik GmbH	4.5	9.9	44.0	43.8
LIDO GmbH Lufthansa Aeronautical Services	3.3	3.5	11.0	11.5
AirLiance Materials LLC	3.1	3.9	30.1	34.2
Lufthansa Technik Logistik of America LLC	2.1	2.1	9.5	2.1
Lufthansa Technical Training GmbH	1.8	2.2	21.2	8.8
Lufthansa Engineering and Operational Services GmbH	1.7	2.4	24.3	24.1
Lufthansa Systems AS GmbH	1.4	0.1	12.2	6.0
Albatros Versicherungsdienste GmbH	1.3	1.4	23.2	10.4
Lufthansa Process Management GmbH	1.2	1.9	7.8	8.1
DERDATA Informationsmanagement GmbH	1.2	0.0*	7.6	1.8
Lufthansa Shannon Turbine Technologies Limited	1.1	0.9	16.5	9.7
Lufthansa E-Commerce GmbH	0.8	0.3	14.5	7.5
Global Tele Sales Ltd.	0.4	0.1	7.4	8.1
Shannon Aerospace Ltd.	0.3	0.2	34.9	27.1
Lufthansa Technik Logistik GmbH	–	11.2	–	87.5
Lufthansa Airmotive Ireland Ltd.	–	7.9	–	68.0
Lufthansa A.E.R.O. GmbH	–	4.4	–	7.0

*below €0.1m

42 Supervisory Board and Executive Board

The members of the Supervisory Board and the Executive Board are listed on page 136/137. For discharging their duties in the parent company and in subsidiary companies, the members of the Executive Board received remuneration in the amount of €1.9m for 2001 and €0.2m for 2000 in financial year 2001, as well as €2.3m for 2000 and €0.1m for 1999 in financial year 2000. A claim arising from a loan arrangement in the amount of €12k to a member of the Executive Board exists as of 31 December 2001. €4k were paid back in the year 2001; the interest rate is 4 per cent, the residual term is 4 years.

The members of the Supervisory Board received €0.2m (prior year: €0.7m). These amounts include benefits from concessionary travel in line with the applicable IATA regulations.

Pensions obligations to former members of the Executive Board and their surviving dependants in the amount of €32.9m (prior year: €31.9m) exist. In financial year 2001, current remuneration amounted to €2.6m for 2001 and €2k for 2000. In financial year 2000, current remuneration amounted to €2.3m for 2000 and €3k for 1999, including remuneration from subsidiaries.

Cologne, 5 April 2002

Deutsche Lufthansa Aktiengesellschaft

The Executive Board

Independent Auditors' Report

We have audited the consolidated financial statements of Deutsche Lufthansa Aktiengesellschaft and its subsidiaries for the financial year from 1 January to 31 December 2001, comprising the balance sheet, income statement, statement of changes in equity, cash flow statement and the notes to the financial statements. The preparation and contents of the consolidated financial statements in accordance with the International Accounting Standards (IAS) are the responsibility of the Company's Executive Board. Our responsibility is to assess on the basis of our audit whether the consolidated financial statements comply with the IAS.

We have conducted our group audit in accordance with German auditing standards, the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) and the International Standards on Auditing (ISA). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. Performing an audit includes examining, on a test basis, the evidence supporting the amounts and disclosures in the consolidated financial statements. It also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion based on the results of our audit, the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Group and its cash flows in the financial year.

Our audit which, in accordance with German auditing standards, also covered the group management report prepared by the Company's Executive Board for the financial year from 1 January to 31 December 2001, has not led to any reservations. In our opinion, the management report provides a fair understanding of the Group's position and suitably presents the risks of its future development. We also confirm that the consolidated financial statements and the management report for the financial year from 1 January to 31 December 2001 meet the requirements for the Company to be exempted from the obligation to prepare consolidated financial statements and a management report under German law.

Düsseldorf, 9 April 2002

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Pape	Dr. Husemann
Wirtschaftsprüfer	Wirtschaftsprüfer

Major Subsidiaries of the Lufthansa Group

Name, domicile	Capital share	Voting right percentage
Agesar Limitada, Chile	100.00 %	100.00 % **
Arlington Services de Mexico, S. A. de C.V., Mexico	100.00 %	100.00 % **
Arlington Services Holding Corp., Delaware, USA	100.00 %	100.00 % **
Arlington Services Panama S. A., Panama	100.00 %	100.00 % **
Arlington Services, Inc., Delaware, USA	100.00 %	100.00 % **
Bahia Catering Ltda., Brazil	95.00 %	95.00 % **
Bethesda Services, Inc., Delaware, USA	100.00 %	100.00 % **
BizJet International Sales & Support, Inc., Tulsa, Oklahoma, USA	100.00 %	100.00 %
Cafes Finas Recife Ltda, Brazil	95.00 %	95.00 % **
Capital Gain International (1986) Ltd., Hong Kong	100.00 %	100.00 % **
Caterair Airport Properties, Inc., Delaware, USA	100.00 %	100.00 % **
Caterair Australia Pty Limited, Australia	100.00 %	100.00 % **
Caterair Consulting Services Corp., Delaware, USA	100.00 %	100.00 % **
Caterair Holdings Corporation, Delaware, USA	2.00 %	51.00 % **
Caterair In-Flight Services of V.I., Inc., Virgin Islands, USA	2.00 %	100.00 % **
Caterair International Corporation, Delaware, USA	2.00 %	100.00 % **
Caterair International Japan Limited, Japan	2.00 %	100.00 % **
Caterair International Transition Corp., Delaware, USA	100.00 %	100.00 % **
Caterair International, Inc. (II), Delaware, USA	100.00 %	100.00 % **
Caterair Lebanon, Lebanon	100.00 %	100.00 % **
Caterair New Zealand Limited (US Comp.), Delaware, USA	100.00 %	100.00 % **
Caterair New Zealand Ltd., Delaware, USA	100.00 %	100.00 % **
Caterair Portugal Assentencia A Bordo, Ltda., Portugal	25.52 %	100.00 % **
Caterair Services de Bordo e Hotelania S. A., Brazil	100.00 %	100.00 % **
Caterair St. Thomas Holding Corp., Delaware, USA	100.00 %	100.00 % **
Caterair Taiwan, Taiwan	100.00 %	100.00 % **
Catersuprimento de Refeicoes, Ltda., Brazil	100.00 %	100.00 % **
Cocina del Aire de Provincia, S. A. de C.V., Mexico	100.00 %	100.00 % **
Comercializadora de Services Limitada, Chile	100.00 %	100.00 % **
Comisariato de Baja California, S. S. de C.V., Mexico	100.00 %	100.00 % **
Comisariatos Gorte, S. A. de C.V., Mexico	100.00 %	100.00 % **
Commissaria Santos Dummont Ltda, Brazil	100.00 %	100.00 % **
Consolidated Catering Services (China) Ltd., Hong Kong	100.00 %	100.00 % **
Cuisine de l'Air Skychefs Canada, Canada	100.00 %	100.00 % **
eLSG.SkyChefs, Inc, Irving, Texas, USA	100.00 %	100.00 %
Globe Services Sweden AB, Stockholm, Sweden	100.00 %	100.00 %
GlobeGround GmbH, Frankfurt/M.	49.00 %	49.00 % *
GlobeGround North America, Inc., Montreal, Canada	49.00 %	49.00 % *
GlobeGround North America LLC, New York, USA	49.00 %	49.00 % *
Hamburger Gesellschaft für Flughafenanlagen mbH, Hamburg	95.00 %	95.00 %
Hudson General Corp., Great Neck, NY, USA	49.00 %	49.00 % *
I & K Distributors Inc., Ohio, USA	100.00 %	100.00 % **
In-Flite Services de Panama S. A., Panama	100.00 %	100.00 % **
Inversiones Turisticas Aeropuerto Panama, S. A., Panama	100.00 %	100.00 % **

* *until 1 August 2001 capital share and voting right percentage 100 %*
** *from 1 June 2001 fully consolidated after acquisition of 52 % of Onex Food Services, Inc.*

...Major Subsidiaries of the Lufthansa Group

Name, domicile	Capital share	Voting right percentage
JFK Caterers, Inc., Delaware, USA	100.00 %	100.00 % **
LAGS USA Inc., Delaware, USA	49.00 %	49.00 % *
LSG Catering China Ltd., Hong Kong	100.00 %	100.00 %
LSG Catering Guam, Inc., Guam, USA	100.00 %	100.00 %
LSG Catering Hong Kong Ltd., Hong Kong	100.00 %	100.00 %
LSG Catering Saipan, Inc., Saipan, Micronesia	100.00 %	100.00 %
LSG Catering Thailand Ltd., Bangkok, Thailand	100.00 %	100.00 %
LSG Holding Asia Ltd., Hong Kong	100.00 %	100.00 %
LSG Lufthansa Service Asia Ltd., Hong Kong	100.00 %	100.00 %
LSG Lufthansa Service Cape Town (Pty) Ltd., Cape Town, South Africa	80.00 %	80.00 %
LSG Lufthansa Service Catering- und Dienstleistungsgesellschaft mbH, Neu-Isenburg	100.00 %	100.00 %
LSG Lufthansa Service Enterprises Ltd., Hong Kong	100.00 %	100.00 %
LSG Lufthansa Service Europa/Afrika GmbH, Kriftel	100.00 %	100.00 %
LSG Lufthansa Service Guam, Inc., Guam, USA	100.00 %	100.00 %
LSG Lufthansa Service Holding AG, Kriftel	100.00 %	100.00 %
LSG Lufthansa Service Nordost GmbH, Berlin	100.00 %	100.00 %
LSG Lufthansa Service Saipan, Inc., Saipan, Micronesia	100.00 %	100.00 %
LSG Lufthansa Service Switzerland AG, Zurich, Switzerland	100.00 %	100.00 %
LSG Lufthansa Service Training Denmark A/S, Copenhagen, Denmark	100.00 %	100.00 %
LSG Lufthansa Service Training Norway AS, Oslo, Norway	100.00 %	100.00 %
LSG Lufthansa Service Training Sweden AB, Malmo, Sweden	100.00 %	100.00 %
LSG Lufthansa Service USA Corp., Wilmington, Delaware, USA	100.00 %	100.00 %
LSG Sky Chefs Danmark A/S, Kastrup, Denmark	100.00 %	100.00 %
LSG Sky Chefs de Venezuela C.A., Venezuela	80.00 %	80.00 % **
LSG Sky Chefs Deutschland GmbH, Frankfurt/M.	100.00 %	100.00 %
LSG Sky Chefs Europe Holding Ltd., London, Great Britain	100.00 %	100.00 %
LSG Sky Chefs France S. A., Bobigny, France	100.00 %	100.00 %
LSG Sky Chefs International, L.L.C., Wilmington, Delaware, USA	100.00 %	100.00 %
LSG Sky Chefs Norge AS, Oslo, Norway	100.00 %	100.00 %
LSG Sky Chefs S.p.A., Milan, Italy	100.00 %	100.00 %
LSG Sky Chefs Sverige AB, Stockholm, Sweden	100.00 %	100.00 %
LSG Sky Chefs US Acquisition, Inc., Wilmington, Delaware, USA	100.00 %	100.00 %
LSG Sky Chefs US Holding 2, Inc., Wilmington, Delaware, USA	100.00 %	100.00 %
LSG Sky Chefs US Holding, Inc., Wilmington, Delaware, USA	100.00 %	100.00 %
LSG Sky Chefs/GCC Ltd., Feltham, Great Britain	50.00 %	51.00 %
LSG-Airport Gastronomiegesellschaft mbH, Frankfurt/M.	100.00 %	100.00 %
LSG-Food & Nonfood Handel GmbH, Frankfurt/M.	100.00 %	100.00 %
LSG-Hygiene Institute GmbH, Neu-Isenburg	100.00 %	100.00 %
LSG-Sky Food GmbH, Alzey	100.00 %	100.00 %
LSG/SKY Chefs do Brasil, Brazil	100.00 %	100.00 % **
Lufthansa A.E.R.O. GmbH, Alzey	100.00 %	100.00 %
Lufthansa Airmotive Ireland Holdings Ltd., Dublin, Ireland	100.00 %	100.00 %
Lufthansa Airmotive Ireland Ltd., Dublin, Ireland	100.00 %	100.00 %
Lufthansa Cargo AG, Kelsterbach	100.00 %	100.00 %

* *until 1 August 2001 capital share and voting right percentage 100 %*
** *from 1 June 2001 fully consolidated after acquisition of 52 % of Onex Food Services, Inc.*

...Major Subsidiaries of the Lufthansa Group

Name, domicile	Capital share	Voting right percentage
Lufthansa CityLine GmbH, Cologne	100.00 %	100.00 %
Lufthansa Commercial Holding GmbH, Cologne	100.00 %	100.00 %
Lufthansa International Finance (Netherlands) N. V., Amsterdam, Netherlands	100.00 %	100.00 %
Lufthansa Systems Airline Services GmbH, Kelsterbach	100.00 %	100.00 %
Lufthansa Systems Business Solutions GmbH, Kelsterbach	100.00 %	100.00 %
Lufthansa Systems Group GmbH, Kelsterbach	100.00 %	100.00 %
Lufthansa Systems Infratec GmbH, Kelsterbach	100.00 %	100.00 %
Lufthansa Systems North America Inc., East Meadow, USA	100.00 %	100.00 %
Lufthansa Systems Passenger Services GmbH, Kelsterbach	100.00 %	100.00 %
Lufthansa Technik AG, Hamburg	100.00 %	100.00 %
Lufthansa Technik Immobilien- und Verwaltungsgesellschaft mbH, Hamburg	100.00 %	100.00 %
Lufthansa Technik Logistik GmbH, Hamburg	100.00 %	100.00 %
Lufthansa Technik North America Holding Corp., Wilmington, Delaware, USA	100.00 %	100.00 %
Margian AB, Sundbyberg, Sweden	100.00 %	100.00 %
Marriott Export Services, C.A., Venezuela	80.00 %	100.00 %**
Marriott International Trade Services, C.A., Venezuela	80.00 %	100.00 %**
Mrs Crockett's Kitchens, Inc., Texas, USA	100.00 %	100.00 %**
Ogden Aviation Food Services (ALC) Inc., Delaware, USA	100.00 %	100.00 %**
Ogden Aviation Food Services, Inc., Delaware, USA	100.00 %	100.00 %**
Onex Food Services, Inc., Dover, Delaware, USA	100.00 %	100.00 %**
Onex Ohio Acceptance Corp., Delaware, USA	100.00 %	100.00 %**
Onex Ohio Capital Corp., Delaware, USA	100.00 %	100.00 %**
Onex Ohio Capital Corp. II, Delaware, USA	100.00 %	100.00 %**
Onex Ohio Credit Corp., Delaware, USA	100.00 %	100.00 %**
Onex Ohio Credit Corp. II, Delaware, USA	100.00 %	100.00 %**
Onex Ohio Equity Corp., Delaware, USA	100.00 %	100.00 %**
Onex Ohio Equity Corp. II, Delaware, USA	100.00 %	100.00 %**
Onex Ohio Finance Corp., Delaware, USA	100.00 %	100.00 %**
Onex Ohio Finance Corp. II, Delaware, USA	100.00 %	100.00 %**
Onex Ohio Fiscal Corp., Delaware, USA	100.00 %	100.00 %**
Onex Ohio Fiscal Corp. II, Delaware, USA	100.00 %	100.00 %**
Onex Ohio Funds Corp., Delaware, USA	100.00 %	100.00 %**
Onex Ohio Funds Corp. II, Delaware, USA	100.00 %	100.00 %**
Orderich Company Ltd., Hong Kong	100.00 %	100.00 %
Orval Kent de Linares, S. A. de C.V., Mexico	100.00 %	100.00 %**
Orval Kent Food Company of Linares, Inc., Delaware, USA	100.00 %	100.00 %**
Orval Kent Food Company of Rio Bravo, Inc., Delaware, USA	100.00 %	100.00 %**
Orval Kent Food Company, Inc., Delaware, USA	100.00 %	100.00 %**
Orval Kent Food Company, S. A. de C.V., Mexico	100.00 %	100.00 %**
Orval Kent Holding Co., Delaware, USA	100.00 %	100.00 %**
Ozark Salad Co., Delaware, USA	100.00 %	100.00 %**
Pennant Foods, Delaware, USA	100.00 %	100.00 %**
Pennant Foods Company, Delaware, USA	100.00 %	100.00 %**
SC Int'l Services Ireland, Ireland	100.00 %	100.00 %**
SC International Services, Inc., Delaware, USA	100.00 %	100.00 %**

*** from 1 June 2001 fully consolidated after acquisition of 52 % of Onex Food Services, Inc.*

...Major Subsidiaries of the Lufthansa Group

Name, domicile	Capital share	Voting right percentage
SCIS Air Security Corporation, Wilmington, Delaware, USA	100.00 %	100.00 %**
SCIS Food Services Inc., Delaware, USA	100.00 %	100.00 %**
ServCater International Ltda., Brazil	90.00 %	90.00 %**
Sky Chefs Argentina, Inc., Delaware, USA	100.00 %	100.00 %**
Sky Chefs Barcelona S. A., Barcelona, Spain	100.00 %	100.00 %**
Sky Chefs Chile S. A., Chile	100.00 %	100.00 %**
Sky Chefs de Mexico, Mexico	100.00 %	100.00 %**
Sky Chefs International Corporation, Delaware, USA	100.00 %	100.00 %**
Sky Chefs Madrid S. A., Madrid, Spain	100.00 %	100.00 %**
Sky Chefs UK Ltd., London, Great Britain	100.00 %	100.00 %**
Sky Chefs, Inc., Delaware, USA	100.00 %	100.00 %**
Sky Chefs, Inc. Europe, France	100.00 %	100.00 %**
START AMADEUS GmbH, Bad Homburg v.d.H.	66.00 %	66.00 %
Top Flight Catering AB, Sigtuna, Sweden	100.00 %	100.00 %
Top Flight Catering Göteborg AB, Sigtuna, Sweden	100.00 %	100.00 %
Top Flight Catering Malmö AB, Sigtuna, Sweden	100.00 %	100.00 %
Top Flight Catering Stockholm AB, Sigtuna, Sweden	100.00 %	100.00 %
Top Flight Taxfree AB, Sigtuna, Sweden	100.00 %	100.00 %
Western Aire Chef, Inc., Delaware, USA	100.00 %	100.00 %**

*** from 1 June 2001 fully consolidated after acquisition of 52 % of Onex Food Services, Inc.*

Major Joint Ventures*

Name, domicile	Capital share	Voting right percentage
Air Dolomiti S.p.A. Linee Aeree Regionali Europee, Ronchi dei Legionari, Italy	20.69 %	20.69 %
Aircraft Maintenance and Engineering Corp., Beijing, China	40.00 %	50.00 %
Amadeus Global Travel Distribution S. A., Madrid, Spain	18.28 %	27.92 %
Autobahn Tank & Rast Holding GmbH, Bonn	31.09 %	31.09 %
Global Logistics System Europe Company for Cargo Information Services GmbH, Frankfurt/M.	46.85 %	42.86 %
Shannon Aerospace Ltd., Shannon, Ireland	50.00 %	50.00 %
Thomas Cook AG, Oberursel	50.00 %	50.00 %

** Accounted for under the equity method*

Major Associates*

Name, domicile	Capital share	Voting right percentage
Aerococina S. A. de C.V., Mexico	49.00 %	49.00 %
Aeromar Ltd., Moskau, Russia	49.00 %	49.00 %
Airest Restaurant- und Hotelbetriebsgesellschaft mbH, Vienna, Austria	30.00 %	30.00 %
Airport Restaurants Ltd., Barbados	49.00 %	49.00 %
Antigua Catering Services Ltd., Antigua	49.00 %	49.00 %
Barbados Flight Kitchen Ltd., Barbados	49.00 %	49.00 %
BELAC LLC, Wilmington, Delaware, USA	20.00 %	20.00 %
British Midland plc, Donington Hall, Great Britain	20.00 %	20.00 %
Caterair Airport Services Pty Limited, Sydney, Australia	49.00 %	49.00 %
Catering Por, Portugal	49.00 %	49.00 %
China Air Catering Ltd., Hong Kong	50.00 %	50.00 %
CLS Catering Services Ltd., Vancouver, Canada	40.00 %	40.00 %
Cocina de Vuelos S. A. de C.V., El Salvador	49.00 %	49.00 %
DHL International Ltd., Bermuda, USA	25.03 %	25.03 %
Eurowings Luftverkehrs AG, Nuremburg	24.90 %	24.90 %
GlobeGround GmbH, Frankfurt/M.**	49.00 %	49.00 %
Gulf International Caterers, W.L.L., Bahrain	49.00 %	49.00 %
HEICO Aerospace Holdings Corp., Hollywood, Florida, USA	20.00 %	20.00 %
Hongkong Beijing Air Catering Ltd., Hong Kong	45.00 %	45.00 %
Hongkong Shanghai Air Catering Ltd., Hong Kong	45.00 %	45.00 %
Inflight Holding (Cayman) Ltd., Cayman Islands	49.00 %	49.00 %
Jamestown Investments Ltd., Hong Kong	37.50 %	37.50 %
LSG Lufthansa Service Hong Kong Ltd., Hong Kong	38.12 %	38.12 %
Nanjing Lukou International Airport LSG Catering Co Ltd., Nanjing, China	40.00 %	40.00 %
Sancak Havacilik Hizmetleri A.S., Istanbul, Turkey	50.00 %	50.00 %
Siam Flight Services Ltd., Bangkok, Thailand	49.00 %	49.00 %
St. Lucia Catering Services Ltd., St. Lucia	49.00 %	49.00 %
St. Thomas Catering Corp., Delaware, USA	33.00 %	33.00 %
Versair In-Flight Services Ltd., Jamaica	24.00 %	24.00 %
Xi'an Aircraft Catering Co. Ltd., Xi'an, Shaanxi, China	30.00 %	30.00 %

* *Accounted for under the equity method*
***from 1 August 2001*

Report of the Supervisory Board



Dr. Klaus G. Schlede
Chairman of the
Supervisory Board

2001 was marked by the deepest and most protracted downturn experienced in civil aviation history. The repercussions of the terrorist attacks of 11 September in the United States, together with the concurrent cyclical downturn in the world's major economic regions America, Europe and Japan, led to a drop in demand of around 20 per cent in global air traffic. This dramatic sales slump persists even now and continues to heavily depress the results of the world aviation industry.

Just eight days after the attacks the Executive Board informed the Supervisory Board of the immediate initial measures it had taken to increase safety and security, adjust capacity and reduce costs. The effective and successful crisis management pursued by the Executive Board in the ensuing months was given positive support by the members of the Supervisory Board.

The most important strategic decision taken by the Supervisory Board in financial 2001 was the assent it gave at its December meeting for the procurement of the new Airbus A380 superjumbo, which will be delivered from 2007 to 2010. With this capital investment project Lufthansa underscored both its fundamentally optimistic view concerning the future of the aviation industry and its ambition to defend the position of world market leadership.

The Supervisory Board also discussed the order for 15 Bombardier CRJ-200-ER aircraft, which were resold to an asset-leasing company.

Particular attention was paid to the Catering business segment. LSG purchased the outstanding share package in Sky Chefs ahead of schedule in summer 2001. It now faces a difficult integration and restructuring process. Regarding the high share of its overall revenue that is generated in the United States LSG Sky Chefs is furthermore suffering particularly severely from the rigid retrenchment policy being pursued by US airlines in the wake of the terror assaults.

Among its other decisions, the Supervisory Board agreed to invest in the establishment of a new maintenance hangar for Condor Cargo Technik. The Board also agreed to focus the Group's airport handling interests on Germany and to the disposal of the international activities of GlobeGround GmbH to Penauille Polyservices/Servisair.

Finally, the Supervisory Board kept itself informed of the consequences of the pilots' strike in spring 2001, of the status of Lufthansa's risk management strategy and, on a regular basis, of the scope, settlement and monitoring of transactions entailing derivative financial instruments. Detailed discussion was also devoted to various measures taken by the Lufthansa Group to raise external finance which included the successful placement at the end of the year of a €750m convertible bond.

Throughout the financial year the Supervisory Board discharged its duties under legal regulations and the Company's articles of association and continuously monitored the management activities of the Executive Board. During the five meetings held on 14 March, 26 April, 20 June, 19 September and 5 December the Supervisory Board was provided with detailed information on the economic situation of the parent company Lufthansa AG and its Group companies, the course of business, major entrepreneurial decisions and the intended line of corporate policy, including planned investment and acquisition projects.

Outside of those meetings, too, the Executive Board kept the Supervisory Board up to date on significant developments within the Group. In addition, the Chairman of the Supervisory Board examined the minutes of the Executive Board meetings and discussed important business policy issues and strategic questions at length during numerous talks, particularly with the Chairman of the Executive Board and also, as every year, held discussions with the independent auditors on various occasions throughout the year.

As in 2000, the consolidated financial statements were drawn up according to International Accounting Standards (IAS) under the option granted by section 292 (a) of the German Commercial Code. PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Düsseldorf, the independent auditing firm appointed by the Annual General Meeting on 20 June 2001 to audit the annual financial statements of the Company and the Group, examined the annual financial statements and management reports of Deutsche Lufthansa AG and the Lufthansa Group as at 31 December 2001, together with the accounting records, to ensure that they comply with the legal requirements, and issued its unqualified audit endorsement.

The auditors also confirmed that the risk management system set up by the Executive Board pursuant to section 91 (2) of the German Corporations Act is suited to identifying at an early stage any developments which might jeopardise the Company's ongoing existence.

The audit reports were sent to the members of the Supervisory Board by the auditing firm in good time before the balance sheet meeting on 24 April 2002. The auditors who signed the audit report on the annual financial statements attended that meeting where they reported on the results of their audit and answered questions from the Supervisory Board. The Supervisory Board subsequently took note of the submitted audit reports.

The Supervisory Board carefully examined the annual financial statements and the management reports of Deutsche Lufthansa AG and the Lufthansa Group and had no objection to make. It approved the 2001 annual financial statements of Deutsche Lufthansa AG as compiled by the Executive Board, which are therewith formally adopted.

In the course of 2001 there were five changes to the composition of the Supervisory Board. The successors to the outgoing members were each appointed to the Supervisory Board by the District Court in Cologne pursuant to section 104 of the German Corporations Act.

Mr. Herbert Mai and Mr. Holger Hagge both stepped down from the Supervisory Board in the spring of 2001. Mr. Frank Bsirske, General Secretary of the amalgamated service employees union ver.di, and Mr. Eckhard Lieb were elected to the Supervisory Board in their place. At its meeting on 26 April 2001 the Supervisory Board chose Mr. Bsirske as its Deputy Chairman.

On 30 June 2001 Mr. Andreas Hess and Mr. Ingo Marowsky relinquished their Supervisory Board mandates on professional grounds. They were replaced on the Supervisory Board by Ms. Ilona Ritter and Mr. Herbert Flickenschild.

Finally, Dr. Wolfgang Peiner retired from the Supervisory Board at the end of 2001 in connection with his appointment to become the Finance Senator of the Free and Hanseatic City of Hamburg. He was superseded by Dr. Gerhard Cromme, Chairman of the Supervisory Board of ThyssenKrupp AG.

The Supervisory Board wishes to formally thank the retiring members for their committed and critical collaboration and for discharging their responsibilities during the years which they served on the Board.

Besides the obligatory committee that has to be set up pursuant to section 27 (3) of the Act on Codetermination, the Supervisory Board elected from its midst a Managing Committee responsible for personnel matters consisting of the Chairman and Deputy Chairman of the Supervisory Board plus Mr. Macht and Dr. Titzrath. Meetings of the Managing Committee took place on 14 March, 26 April, 20 June and 20 September 2001.

At its meeting on 11 March 2002 the Supervisory Board appointed Mr. Wolfgang Mayrhuber Deputy Chairman of the Executive Board with effect from 1 April 2002. In making this decision it gave a timely signal concerning the identity of the future head of the Lufthansa Group and thereby countered in advance any speculation about the likely successor to Jürgen Weber, who is due to bow out as Lufthansa Chairman and Chief Executive Officer at the end of 2003.

After taking due account of the dramatic deterioration of the operating environment in the final third of last year, the result posted for the financial year 2001 – notwithstanding the recorded loss – must be considered a successful act of damage limitation which was only made possible by the prompt and flexible response of all Lufthansa employees. The Supervisory Board expresses its deepfelt appreciation to the members of the Boards, executives, members of the works councils and employees of all the Group's companies for their outstanding efforts in this crisis and would like to place on record its thanks for the loyalty which they showed towards Lufthansa in making financial concessions.

Cologne, 24 April 2002

The Supervisory Board

Dr. Klaus G. Schlede
Chairman

Supervisory Board and Executive Board

Supervisory Board

Dr. Wolfgang Röller
Honorary Chairman
of the Supervisory Board,
Dresdner Bank AG,
Honorary Chairman

Members with voting rights

Dr. Klaus G. Schlede
Former Deputy Chairman
of the Executive Board,
Deutsche Lufthansa AG,
Chairman

Herbert Mai
Former Chairman of the
Union of Public Services' and
Transport Employees (ÖTV),
Employee representative,
Deputy Chairman
(until March 31, 2001)

Frank Bsirske
Chairman of ver.di (amalgamated
service employees union),
Employee representative,
Deputy Chairman
(from April 1, 2001)

Dr. Rolf-E. Breuer
Spokesman of the Board of
Managing Directors,
Deutsche Bank AG

Dr. Gerhard Cromme
Chairman of the Supervisory Board,
ThyssenKrupp AG
(from January 1, 2002)

Herbert Flickenschild
Purser,
Employee representative
(from July 1, 2001)

Peter Geisinger
Captain,
Employee representative

Holger Hagge
Lathe operator,
Employee representative
(until April 25, 2001)

Ulrich Hartmann
Chairman of the Executive Board
E.ON AG

Andreas Heß
Former collective bargaining official,
Union of Public Services' and
Transport Employees (ÖTV),
Employee representative
(until June 30, 2001)

Roland Issen
Former head of German Union
of Salaried Employees (DAG),
Employee representative

Dr. Otto Graf Lambsdorff
Lawyer,
Honorary President
of Deutsche Schutzvereinigung
für Wertpapierbesitz e. V.

Eckhard Lieb
Engine mechanic,
Employee representative
(from June 18, 2001)

Franz-Eduard Macht
Administrative staff member,
Employee representative

Ingo Marowsky
Flight attendant,
Employee representative
(until June 30, 2001)

Franz Ludwig Neubauer
Former Chairman of the
Executive Board,
Bayerische Landesbank
Girozentrale

Dr. Wolfgang Peiner
Senator for Finance, Free and Hanseatic City of Hamburg
(until December 31, 2001)

Ilona Ritter
Union Secretary ver.di,
Employee representative
(from July 1, 2001)

Willi Rörig
Administrative staff member,
Employee representative

Jan G. Stenberg
Former President and Chairman of the Executive Board, SAS

Dr. Alfons Titzrath
Former Chairman of the Supervisory Board, Dresdner Bank AG
(from January 3, 2001)

Patricia Windaus
Flight attendant,
Employee representative

Dr. Hans-Dietrich Winkhaus
Member of the Proprietors' Committee
Henkel KGaA

Dr. Michael Wollstadt
Administrative staff member,
Employee representative

Dr. Klaus Zumwinkel
Chairman of the Executive Board,
Deutsche Post AG

Executive Board

Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber
Chairman of the Executive Board and Chief Executive Officer

Wolfgang Mayrhuber
Deputy Chairman of the Executive Board
(from April 1, 2002)
Chief Executive Passenger Airlines

Dr. Karl-Ludwig Kley
Member of the Executive Board
Chief Financial Officer

Stefan Lauer
Member of the Executive Board
Chief Officer Human Resources

Other mandates of the Supervisory Board members Deutsche Lufthansa AG

Dr. Wolfgang Röller
a) Heidelberger Zement AG (Chairman)
b) Henkel KGaA (Proprietors' Committee)

Dr. Klaus G. Schlede
a) Deutsche Hyp Deutsche Hypothekenbank Frankfurt-Hamburg AG
Deutsche Postbank AG
Gerling-Konzern Globale Rückversicherungs-AG
Thomas Cook AG
b) DHL Worldwide Express B.V., Amsterdam (Board of Directors)

Dr. Rolf-E. Breuer
a) Bertelsmann AG
Deutsche Börse AG (Chairman)
E.ON AG
Münchener Rückversicherungs-Gesellschaft AG
Siemens AG (Deputy Chairman)
b) Compagnie de Saint-Gobain S.A. (Board of Directors)
Landwirtschaftliche Rentenbank (Board of Directors)

Frank Bsirske
a) RWE AG (Deputy Chairman)
DAWAG – Deutsche Angestellten-Wohnungsbau AG

Dr. Gerhard Cromme
a) ABB AG
Allianz AG
E.ON AG
Ruhrgas AG
ThyssenKrupp AG (Chairman)
Volkswagen AG
b) Suez S.A., Paris (Board of Directors)
Thales S.A., Paris (Board of Directors)

Ulrich Hartmann
a) Hochtief AG
IKB Deutsche Industriebank AG (Chairman)
Münchener Rückversicherungs-Gesellschaft AG (Chairman)
E.ON Energie AG[1] (Chairman)
RAG Aktiengesellschaft (Chairman)
VEBA Oel AG[1] (Chairman)
b) Henkel KGaA (Proprietors' Committee)

Roland Issen
a) DAWAG – Deutsche Angestellten-Wohnungsbau AG
b) Vermögensverwaltung der DAG GmbH (Member of Assembly of Proprietors)

Dr. Otto Graf Lambsdorff
a) D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG
IVECO Magirus AG (Chairman)
NSM AG (Chairman)
HSBC Trinkaus & Burckhardt KGaA
Victoria Lebensversicherung AG
Victoria Versicherung AG
b) IVECO N.V., Amsterdam (Board of Directors)

Franz Ludwig Neubauer
a) Deutsche Kreditbank AG
Gabriel Sedlmayr Spaten-Franziskaner-Bräu KGaA (Deputy Chairman)
HVB Real Estate Bank AG
Thüga AG

Dr. Wolfgang Peiner
a) Aachener Bausparkasse AG (Chairman)
Bankgesellschaft Berlin AG
Gothaer Credit-Versicherung-AG[2] (Chairman)
Gothaer Rückversicherung AG[2] (Chairman)
Roland-Rechtsschutz-Versicherungs-AG (Deputy Chairman)
b) EUREKO N.V., Netherlands (Board of Directors)
Friends Provident Life Office, London (Main Board)
Kühne & Nagel International AG, Schindellegi/Switzerland (Board of Directors)

Jan G. Stenberg
b) B2 Bredband AB, Sweden (Chairman of the Board)
Cygate AB, Sweden (Chairman of the Board)
Nera ASA, Norway
Stepstone ASA, Norway (Chairman of the Board)

Dr. Alfons Titzrath
a) Allianz AG (Deputy Chairman)
Celanese AG
Dresdner Bank AG
Münchener Rückversicherungs-Gesellschaft AG
RWE AG

Other mandates of the Supervisory Board members Deutsche Lufthansa AG (continued)

Dr. Hans-Dietrich Winkhaus

a) BMW AG
Degussa AG
Deutsche Telekom AG (Chairman)
ERGO-Versicherungsgruppe AG
Schwarz-Pharma AG (Chairman)

b) Henkel KGaA
(Proprietors' Committee)

Dr. Klaus Zumwinkel

a) Allianz Versicherungs-AG
Deutsche Postbank AG[3] (Chairman)
Tchibo Holding AG

b) Danzas Holding AG[3]
(Chairman Board of Directors)
Deutsche Post Beteiligungen GmbH[3]
(Chairman)
Deutsche Post eBusiness GmbH[3]
(Chairman of the Proprietors' Committee)
Deutsche Post Ventures GmbH[3]
(Investment Committee)
DHL Worldwide Express B.V., Amsterdam (Board of Directors)
C.V. International Post Corp. U.A.
(Deputy Chairman)

Mandates of the Executive Board members Deutsche Lufthansa AG

Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber

a) Allianz Lebensversicherungs-AG
KarstadtQuelle AG
LSG Lufthansa Service Holding AG[4]
(Chairman)
Lufthansa Cargo AG[4]
Lufthansa Technik AG[4] (Chairman)
Thomas Cook AG (Deputy Chairman)

b) Loyalty Partner GmbH[4] (Chairman)
Sapient Corp. (Board of Directors)

Dr. Karl-Ludwig Kley

a) Bewag AG
Delvag Luftfahrtversicherungs-AG[4]
(Chairman)
Delvag Rückversicherungs-AG[4] (Chairman)
Gerling Firmen- und Privat-Service AG
Hamburgische Electricitäts-Werke AG
LSG Lufthansa Service Holding AG[4]
Lufthansa AirPlus Servicekarten GmbH[4]
(Chairman)
Lufthansa Cargo AG[4]
Lufthansa Systems Group GmbH[4] (Chairman)
Lufthansa Technik AG[4]
START AMADEUS GmbH[4] (Chairman)
Thomas Cook AG

b) Albatros Versicherungsdienste GmbH[4]
(Chairman)
Air Dolomiti S.p.A. Linee Aeree Regionali Europee
(Deputy Chairman Board of Directors)
Amadeus Global Travel Distribution S.A., Madrid (Chairman Board of Directors)
KG Allgemeine Leasing GmbH & Co.
(Board of Directors)

Stefan Lauer

a) Lufthansa Cargo AG[4] (Chairman)
Lufthansa Systems Group GmbH[4]
Lufthansa Technik AG[4]

b) DHL Worldwide Express B.V., Amsterdam
(Board of Directors)
Lufthansa Flight Training GmbH[4]
(Chairman)
MVP Versuchs- und Planungsgesellschaft für Magnetbahnsysteme mbH
(Chairman)

Wolfgang Mayrhuber

a) Eurowings Luftverkehrs AG
Lufthansa CityLine GmbH[4]
(Chairman)
RWE Systems AG

b) AMECO Corp., Beijing
(Deputy Chairman Board of Directors)
HEICO Corp., Florida
(Board of Directors)

a) Membership of supervisory boards required by law
b) Membership of comparable supervisory bodies at companies in Germany and abroad
1) Company in which E.ON AG has a controlling interest
2) Company in which Parion OHG and Parion Finanzholding AG have a controlling interest
3) Company in which Deutsche Post AG has a controlling interest
4) Company in which Deutsche Lufthansa AG has a controlling interest

Ten-year Statistics

			2001	2000
Consolidated income statement[1]				
Revenue[2]		€m	16,690.0	15,200.4
Result				
Operating result[3]		€m	28.3	1,041.6
Loss/profit from operating activities		€m	– 315.6	1,482.0
Loss/profit from ordinary activities[4]		€m	– 744.7	1,215.3
Loss/profit before taxes	10)	€m	– 744.7	1,215.3
Taxes		€m	264.6	529.3
Net loss/profit for the period[5]	10)	€m	– 633.2	689.0
Main cost items				
Staff costs		€m	4,480.6	3,624.9
Fees and charges		€m	2,310.8	2,250.3
Fuel for aircraft		€m	1,621.0	1,498.6
Depreciation and amortisation		€m	1,714.1	1,022.4
Net interest		€m	– 397.9	– 256.2
Consolidated balance sheet[1]				
Asset structure				
Non-current assets		€m	13,244.0	11,082.0
Current and other assets		€m	4,961.9	3,728.4
of which liquid assets		€m	1,182.2	969.8
Capital structure				
Shareholders' equity[6]	10)	€m	3,498.1	4,113.5
of which issued capital		€m	976.9	976.9
of which reserves	10)	€m	3,154.4	2,447.6
of which loss/profit for the period		€m	– 633.2	689.0
Minority interest		€m	30.1	51.3
Debt[7]		€m	14,677.7	10,645.6
of which retirement benefit obligations		€m	3,700.5	3,354.3
of which liabilities[8]		€m	4,445.7	2,408.4
Total assets		€m	18,205.9	14,810.4
Other financial data Lufthansa Group[1]				
Capital expenditure		€m	2,978.6	2,446.5
of which on tangible and intangible assets		€m	2,549.1	1,769.2
of which on financial assets		€m	429.5	677.3
Cash flow[9]		€m	1,735.7	2,140.2
Indebtedness				
gross		€m	4,994.6	2,444.3
net		€m	3,812.4	1,474.5
Deutsche Lufthansa AG				
Net loss/profit for the year		€m	– 797.2	445.1
Accumulated losses		€m	–	–
Transfers to/withdrawals from reserves		€m	–	– 216.1
Dividends proposed/paid		€m	–	229.0
Dividends per share proposed/paid[11]		€	–	0.60

1999*	1998*	1997*	1996*	1995*	1994*	1993*	1992*
12,794.7	11,736.6	11,048.9	10,666.9	10,174.9	9,630.5	9,065.6	8,814.2
723.4	1,059.5	840.7	–	–	–	–	–
1,012.3	1,454.6	1,089.6	344.8	428.1	305.0	166.7	34.2
1,002.9	1,269.1	894.1	350.7	386.7	375.3	38.1	–375.5
1,002.9	1,269.1	894.1	350.7	836.1	175.7	–4.2	–158.6
363.3	537.1	341.7	65.3	81.3	21.3	42.6	41.4
630.4	731.5	550.5	285.4	754.8	154.4	–46.8	–200.0
3,232.2	2,867.2	2,823.1	2,943.1	2,761.0	2,687.0	2,770.5	2,982.0
2,095.3	1,930.1	1,843.9	1,995.1	1,868.2	1,684.8	1,568.3	1,512.0
908.0	864.0	948.0	911.9	747.0	755.0	839.7	786.8
933.4	865.9	861.5	710.3	696.4	673.9	647.1	611.4
–219.3	–195.7	–280.0	–44.6	–63.0	–156.4	–207.0	–243.2
9,671.6	8,712.6	7,947.7	6,396.0	6,368.0	6,573.9	6,152.2	6,369.9
3,215.5	3,579.0	3,712.0	3,161.1	3,049.6	2,699.7	2,749.4	2,255.5
777.7	1,666.7	1,858.5	958.1	1,097.9	720.9	485.1	128.6
3,691.5	3,303.8	2,690.5	2,737.0	2,527.3	2,090.8	1,490.1	1,542.8
976.9	975.5	975.5	975.5	975.5	975.5	780.2	780.2
2,084.2	1,596.8	1,164.5	1,656.8	1,444.5	797.7	360.8	573.6
630.4	731.5	550.5	97.6	97.6	88.2	–56.7	–190.6
41.5	9.9	2.9	7.1	9.7	4.7	8.0	3.0
9,154.1	8,977.9	8,966.4	6,820.0	6,890.3	7,182.8	7,411.5	7,082.7
2,993.0	2,760.4	2,577.7	1,875.1	1,688.8	1,585.8	719.9	674.2
2,299.8	2,374.9	2,988.2					
12,887.1	12,291.6	11,659.7	9,557.1	9,417.6	9,273.6	8,901.6	8,625.4
1,937.5	1,897.9	1,208.6	1,016.0	698.1	1,066.6	890.2	1,364.6
1,337.6	1,669.4	1,036.2	830.5	594.4	903.1	754.4	1,182.0
599.9	228.5	172.4	185.4	103.7	163.4	135.8	182.6
808.9	1,860.0	1,996.9	1,247.7	1,268.9	1,293.8	987.0	815.6
2,319.8	2,403.8	3,043.0	1,690.0	2,108.2	2,515.9	3,477.3	3,251.6
1,542.1	737.1	1,184.5	731.9	1,010.3	1,835.7	2,992.2	3,125.8
402.4	401.1	441.2	97.6	97.6	144.9	–56.7	–190.6
–	–	–	–	–	–56.7	–190.6	–227.0
–187.7	–186.5	–265.6	0.0	0.0	0.0	190.6	227.0
214.7	214.6	175.6	97.6	97.6	88.2	–	–
0.56	0.56	0.46	0.26	0.26	0.20[12]	–	–

		2001	2000
Operational ratios[1]			
Profit/loss-revenue ratio (loss/profit from ordinary activities[4]/revenue[2])	per cent	– 4.5	8.0
Return on total capital (loss/profit from ordinary activities[4] plus interest on debt/total assets)	per cent	– 1.4	10.7
Return on equity (net loss/profit for the period[5]/shareholders' equity[6])	[10] per cent	– 18.1	16.7
Return on equity (loss/profit from ordinary activities[4]/shareholders' equity[6])	[10] per cent	– 21.3	29.5
Equity ratio (shareholders' equity[6]/total assets)	[10] per cent	19.2	27.8
Gearing (net indebtedness/shareholders' equity[6])	[10] per cent	109.0	35.8
Net indebtedness total assets ratio	per cent	20.9	10.0
Internal financing ratio (cash flow[9]/capital expenditure)	per cent	58.3	87.5
Net indebtedness – cash flow[9] ratio	per cent	219.6	68.9
Revenue efficiency (cash flow[9]/revenue[2])	per cent	10.4	14.1
Net working capital (current assets less short-term debt)	€bn	– 1.5	– 1.0
Personnel ratios			
Annualised average employee total		87,975	69,523
Revenue[2]/employee	€	189.713	218,638
Staff costs/revenue[2]	per cent	26.8	23.8
Output data Lufthansa Group[14]			
Total available tonne-kilometres	millions	23,941.3	23,562.8
Total revenue tonne-kilometres	millions	16,186.9	16,918.0
Overall load factor	per cent	67.6	71.8
Available seat-kilometres	millions	126,400.4	123,800.8
Revenue passenger-kilometres	millions	90,388.5	92,160.4
Passenger load factor	per cent	71.5	74.4
Passengers carried	millions	45.7	47.0
Revenue passenger tonne-kilometres	millions	9,105.4	9,251.9
Cargo/mail	t	1,655,870	1,801,817
Freight/mail tonne-kilometres	millions	7,081.5	7,666.1
Number of flights[16]		540,674	550,998
Flight kilometres	millions	687.9	678.0
Aircraft utilisation (block hours)		1,157,982	1,154,442
Aircraft in service		345	331

** Figures are converted from DM into euros*

1) As from the 1997 financial year the financial statements are prepared according to the International Accounting Standards (IAS). Previous years' figures are therefore not comparable

2) The figure for 1998 has been adjusted for the changed allocation of commission payments

3) Before 1997 operating results were not revealed

4) Up to 1995 before net changes in special items with an equity portion

5) Up to 1996 before withdrawal from/transfer to retained earnings and before minority interest

6) Up to 1995 including the equity portion of special items and up to 1996 including minority interest

7) Up to 1995 including the debt portion of special items

8) Prior to 1997 liabilities were not shown separately as a sub-item of overall debt

9) Calculated as net cash from operating activities as per cash flow statement, up to 1996 financial cash flow

1999*	1998*	1997*	1996*	1995*	1994*	1993*	1992*
7.8	10.8	8.1	3.3	3.8	3.9	0.4	- 4.3
10.3	13.0	10.9	4.9	5.7	6.3	3.4	- 1.1
17.1	22.1	20.5	10.4	12.1[13]	7.4	- 3.1	- 13.0
27.2	38.4	33.2	12.8	15.3	17.9	2.6	- 24.3
28.7	26.9	23.1	28.6	26.8	22.5	16.7	17.9
41.8	22.3	44.0	26.7	40.0	87.8	200.8	202.6
12.0	6.0	10.2	7.7	10.8	19.8	33.6	36.2
41.8	98.0	165.2	122.8	181.8	121.3	110.9	59.8
190.6	39.6	59.3	58.7	79.6	141.9	303.1	383.2
6.3	15.8	18.1	11.7	12.5	13.4	10.9	9.3
- 1.1	- 0.2	0.2	1.7	1.2	1.3	1.3	0.8
66,207	54,867	55,520	57,999	57,586	58,044	60,514	63,645
193,253	213,910	199,008	183,916	176,691	165,918	149,809	138,489
25.3	24.4	25.6	27.6	27.1	27.9	30.6	33.8
21,838.8	20,133.6	19,324.6	20,697.5	19,983.2	18,209.8	17,123.4	16,369.8
15,529.1	14,170.4	13,620.9	14,532.8	14,063.1	12,890.0	11,768.4	10,724.8
71.1	70.4	70.5	70.2	70.4	70.8	68.7	65.5
116,383.3	102,354.4	98,750.0	116,183.1	112,147.2	103,876.9	98,295.3	94,138.1
84,443.1	74,668.4	70,581.4	81,716.3	79,085.3	72,750.9	67,017.5	61,273.8
72.6	73.0	71.5	70.3	70.5	70.0	68.2	65.1
43.8	40.5	37.2	41.4	40.7	37.7	35.6	33.7
8,458.3	7,474.1	7,071.1	8,084.8	7,828.4	7,202.4	6,636.6	5,882.3
1,745,306	1,702,733	1,703,657	1,684,729	1,576,210	1,435,636	1,263,698	1,197,870
7,070.7	6,696.3	6,548.0	6,448.0	6,234.7	5,687.6	5,131.8	4,842.5
655,589	618,615	596,456	595,120	580,108	536,687	501,139	492,606
668.7	636.4	614.6	720.5	659.0	620.9	561.1	598.7
1,092,893	1,010,897	963,675	1,000,723	1,070,238	992,452	973,504	964,776
306	302	286	314	314	308[15]	301	302

10) As from the 1995 financial year, the special items with an equity portion set up in individual company financial statements for tax purposes are not included in the consolidated financial statements according to the HGB. The special items brought forward from the 1994 financial year were released in 1995 as extraordinary income amounting to €449m. This additional income was allocated to retained earnings. As a result of this reclassification, earnings before taxes, the net profit for the year, retained earnings and equity (including the equity portion of special items) are all shown with correspondingly higher totals

11) In 1996 the face value of the shares was diluted to €2.56; previous years' figures were adjusted

12) €0.58 on preference shares

13) Net profit less extraordinary result

14) As from the 1997 financial year, Condor is no longer included

15) Method of calculation changed

16) From 2000 number of flights includes only "real flights" The discontinuation of ground transports particularly by Lufthansa Cargo has led to marked divergences compared to previous years

Editorial information

Published by
Deutsche Lufthansa AG, Von-Gablenz-Str. 2-6, 50679 Cologne
Entered in the Commercial Register of Cologne District Court under HRB 2168

Editorial staff:
Ulrike Schlosser (Editor), Elisabeth Heidan, Deutsche Lufthansa AG, Investor Relations

Translation:
Peter Underwood, Frankfurt
Vivien Smith, Cologne

Photos:
Frieder Blickle, Hamburg

Layout and production:
Koch Mediendesign GmbH, Cologne;
Deutsche Lufthansa AG, Cologne, Ulrich Voßnacke

Printed by:
Heining & Müller, Mülheim/Ruhr

This Annual Report was printed on:
Cover: Profi Gloss, Contents: Profi Silk Paper from Igepa, manufactured by Sappi.

Printed in Germany
ISSN 1616-0231

This Annual Report is also available on CD-ROM, both in German and English.

Aerial photographs
The aerial photographs published in our Annual Report were taken by Frieder Blickle as part of an assignment for the interiors of the gates in the Lufthansa Terminal at Frankfurt Airport. They were taken
- over the North Sea, west of St. Peter-Ording, Germany, (Pages 8/9),
- over the Baltic Sea coast, north of the German port of Stralsund (Pages 54/55) and
- over Coney Island, during the approach to John F. Kennedy International Airport, New York, USA (Pages 74/75).

Financial Data

June 19, 2002	Annual General Meeting Kölnarena Cologne
August 21, 2002	Release of Group Report January–June 2002
November 13, 2002	Press Conference and Analysts' Conference on Group Report January–September 2002
March 20, 2003	Press Conference and Analysts' Conference on 2002 result
June 18, 2003	Annual General Meeting Cologne

Contact

Deutsche Lufthansa AG
Investor Relations

Ulrike Schlosser
Von-Gablenz-Str. 2–6
50679 Köln
Tel.: ++49 221 826-24 44 or ++49 69 696-9 43 56
Fax: ++49 221 826-22 86 or ++49 69 696-9 09 90
e-mail: CGNIRSEK@dlh.de

Ralph Link
Axel Pfeilsticker
Lufthansa Base
60546 Frankfurt/Main
Tel.: ++49 69 696-64 70 or -9 09 97
Fax: ++49 69 696-9 09 90
e-mail: investor.relations@dlh.de

Annual and interim reports
are available from:
Deutsche Lufthansa AG, CGN IR
Von-Gablenz-Straße 2–6, 50679 Cologne
Tel.: ++49 221 826-39 92
Fax: ++49 221 826-36 46 or -22 86
e-mail: CGNIRAW@dlh.de

Latest financial information on the Internet:
http://www.lufthansa-financials.com

www.lufthansa.com
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